KINROSS | **30 YEARS STRONG**

OPERATIONAL EXCELLENCE

TRUSTED PARTNER

2022 ANNUAL REPORT

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of **responsible mining, operational excellence, disciplined growth,** and **balance sheet strength.**

OUR CORE VALUES	Putting people first.	Outstanding corporate citizenship.	High performance culture.	Rigorous financial discipline.

LARGE GOLD PRODUCER HIGHLY LIQUID
- **~US $5 billion** market capitalization[1]
- **+US $100 million** of trading liquidity per day[2]

GEOGRAPHICALLY DIVERSIFIED PRODUCER
- Americas operations accounts for ~72% of total production; **44% of production from 2 top-tier assets**[3]

STABLE PRODUCTION PROFILE
- Portfolio of mines producing **~2M Au eq. oz./year**
- Plus a **world class** Development Project

DYNAMIC CAPITAL ALLOCATION
- **Attractive dividend yield** and **share buyback** program
- **Investment grade** balance sheet

COMMITTED TO RESPONSIBLE MINING
- **Consistent leader** in ESG performance
- Committed to **30% reduction** in GHG intensity by 2030

(1) As at December 30, 2022
(2) Source: Bloomberg, last 30 days
(3) Top tier defined as assets with Life of Mine (LOM) into the next decade and annual production averaging greater than 500 koz. and AISC[5] < $1000/oz

Kinross Operations and Projects



Fort Knox, U.S.A.
Manh Choh, U.S.A.
Great Bear, Canada
Head Office, Toronto, Canada
Bald Mountain, U.S.A.
Round Mountain, U.S.A.
Tasiast, Mauritania
Paracatu, Brazil
La Coipa, Chile
Lobo-Marte, Chile
Approximate Annual Production (koz.)*
<300
300-400
>500
Producing Asset
Development Project
World Class Development Project

CONTENTS

TSX: K
Toronto Stock Exchange

NYSE: KGC
New York Stock Exchange

**Annual production level for "Operating Assets" represents gold equivalent production; Fort Knox inclusive of 70% attributable production from the Manh Choh project between 2024–2027. Annual production level for "Development Projects" based on estimates of previously disclosed total LOM production divided by total mine life.*

All figures in this report are in U.S. dollars unless otherwise stated.

Endnotes are found on page 63 of this report.

Letter to Shareholders



J. Paul Rollinson
President and
Chief Executive Officer

Dear Shareholders,

Since our inception in 1993, Kinross has grown to become a leading global gold mining company. We have reached this point in our 30-year history thanks to a strong focus on our values and a commitment to safety and operational excellence that balances the needs of all stakeholders.

Through a constant emphasis on our core values, we continue to execute on our strategic initiatives, including generating value from our operations as well as advancing our development projects and exploration programs while prioritizing our ESG objectives.

2022 in Review

In 2022, we returned to production in Chile and our portfolio of mines produced approximately two million equivalent ounces of gold. We advanced the Tasiast mill expansion and the Manh Choh project and we completed an optimization study at Round Mountain.

Kinross finished the year with a strong balance sheet with $1.8 billion in total liquidity. In today's economic environment, our business is well positioned to generate significant free cash flow, enabling us to continue investing in our business and returning capital to shareholders while maintaining the strength of our balance sheet.

In 2022, we returned $455 million to shareholders through our regular dividend and our enhanced share buyback programs. That return of capital represents nearly 10% of our market capitalization.

Our team navigated a variety of complex challenges in 2022, which included operational and geopolitical events, significant inflation rates and transitioning our business out of the pandemic. I am very proud of how our team responded proactively to these challenges by rebalancing our portfolio and steadily improving our performance to deliver strong results to end the year.

> **We returned $455 million to shareholders through our regular dividend and our enhanced share buyback programs.**

Performance Highlights

Completed Great Bear initial resource estimate, adding 2.7 Moz. of indicated and 2.3 Moz. of inferred mineral resources to the Company.

Returned $455 million in capital to shareholders, consisting of approximately $155 million through our regular dividend program and $300 million as part of our enhanced share buyback program.

Maintained quarterly dividend of $0.03 per common share to shareholders of record.

Tasiast achieved record production in the fourth quarter, at lower quarter-over-quarter costs with record high grades. Paracatu delivered the second highest quarterly production on record, driven by high grades and strong recoveries.

Tasiast 24k construction is progressing well, on schedule to reach throughput of 24,000 tonnes per day by mid-2023.

Continued to progress production at La Coipa following commissioning in February 2022; on track to expected production of 240,000 Au eq. oz. in 2023.

Maintained strong financial position with $1.8 billion of total liquidity, including $418 million in cash and cash equivalents.

Increased total measured and indicated resource estimates by 2%, or 460 Au koz., excluding divestitures, as the new 2.7 million Au resource estimate at Great Bear more than offset cost pressures.

Increased inferred resource estimates by 26% or 2.2 million Au oz. driven by the 2.3 million Au increase at Great Bear.

Completed the divestitures of Kinross' Russian and Ghanaian assets in Q2 and Q3, respectively.

A Dedicated Team

I want to express my gratitude to the thousands of employees at Kinross. Our dedicated team has kept our operations running safely and efficiently, and we could not have achieved these results without their hard work and commitment.

I believe that the excellence and dedication of our people is best exemplified by the Living Our Values Awards (LOVA) program that recognizes employees who their colleagues believe demonstrate outstanding commitment to our core values of:

1. **Putting People First**
2. **High Performance Culture**
3. **Outstanding Corporate Citizenship**
4. **Rigorous Financial Discipline**

Under this exceptional program, our employees nominate their colleagues for recognition. In 2022, an incredible 3,606 nominations were received from operations around the globe with the eight award winners being recognized at a gala event in Toronto.

I was very proud to meet the award winners and thank them personally for their outstanding contributions.

Delivering a Promising Future

In 2022, we added a high-quality project to our portfolio with the acquisition of Great Bear. Located in Red Lake, Ontario, Great Bear has tremendous potential to become a high-quality asset. In just one year after acquiring the project we completed 225,000 metres of diamond drilling and released an initial resource estimate of 2.7 Moz. indicated resources and 2.3 Moz. inferred resources. This resource estimate and the extension of mineralization to depth validated our investment thesis and supports our vision for this potential world-class deposit.

> **Great Bear has tremendous potential to become a high-quality asset.**

A promising future also requires that we fully realize our sustainability strategy to improve the quality of people's lives through the economic and social benefits of our business, while minimizing health and safety, environmental, and social impacts.

Advancing ESG Strategy

During 2022, we strengthened Board oversight of Environment, Social and Governance (ESG) to ensure that we align with our business objectives. Reaching our targets requires a Company-wide commitment based on awareness at every site combined with detailed metrics to monitor and maintain our strong performance.

In health and safety, we maintained low injury frequency rates that were in line with three-year averages and continued to make improvements across all leading indicators of safety performance. However, this strong achievement was overshadowed by a tragic employee fatality at the Tasiast mine in July 2022. The health and safety of our people will always be our First Priority and we established a new Global Safety Learning Forum that reinforces the Company's progressive people-centric philosophy with a focus on sharing learnings across our sites.

> **We established a new Global Safety Learning Forum that reinforces the Company's progressive people-centric philosophy.**

Environmental, Social and Governance Highlights

Advanced our green energy targets with the construction of the Tasiast solar plant, expected to come online in the second half of 2023.

Maintained consistently high ESG ratings as measured by the S&P CSA, MSCI, Refinitiv, Moody's ESG and Sustainalytics, ranking well among peers.

Recognized in the S&P Global *Sustainability Yearbook 2023* for ESG scores in the top 15% of its industry.

Highest ranked Canadian mining company surveyed in *The Globe and Mail*'s annual corporate governance review.

Contributed more than $3 billion in economic benefits through taxes, wages, procurement, and community investments in host countries.

Recognized for environmental leadership by the Alaska Miners Association for best management practices in environmental protection or restoration initiatives for Kinross' partnership with Trout Unlimited to create the Alaska Abandoned Mine Restoration Initiative.

Contributed approximately $800,000 in humanitarian aid, and other contributions, in Mauritania to help the country manage the impact of extreme weather events.

Invested $2.2 million in 22 community projects at Paracatu bringing benefits to three municipalities.

> **I would like to thank all the host communities that continue to be our valued partners. Their support and cooperation are essential to our success.**

In early 2022, we introduced our Climate Change Strategy, which outlines a comprehensive greenhouse gas reduction plan. We have set an interim target to achieve a 30% reduction in intensity per ounce produced of Scope 1 and Scope 2 emissions by 2030 over our 2021 baseline.

Our strong ESG performance was recognized externally in major ESG rankings. We maintained consistently high ratings as measured by S&P CSA, MSCI, Refinitiv, Moody's ESG, and Sustainalytics. In *The Globe and Mail*'s annual Board Games, Kinross's governance rating was ranked the highest among all Canadian mining companies. The Company also began the process of external assurance towards its conformance with the Responsible Gold Mining Principles, which were established by the World Gold Council.

Part of being a great Company is also being a welcome member of the community. I am very proud that we generate positive economic impact in our host communities, achieve record-high levels of local employment, support community programs, and source the vast majority of our goods and services in host countries. I would like to thank all the host communities that continue to be our valued partners. Their support and cooperation are essential to our success.

Looking Ahead

As we look to the future, 2023 is shaping up to be a great year. We are well positioned to deliver on our commitments and produce strong results from our two cornerstone assets, Tasiast and Paracatu, our remaining Americas-focused portfolio, and our exciting projects including Manh Choh and Great Bear.

In summary, we have a robust production base supported by a strong balance sheet, a great pipeline of projects, exciting exploration opportunities and an attractive return of capital program with a great team to deliver on our potential.

Thank you for your continued support.

Sincerely,

J. Paul Rollinson
President and CEO, Kinross Gold Corporation



2023 will mark the 15th anniversary of our Living Our Values Awards. Since LOVA began, there have been over 30,000 employee nominations and we have celebrated the successes of some 150 award recipients.

2022 ESG Highlights

Our ESG vision is to be a partner of choice with all of our stakeholders — our communities, Indigenous Peoples, shareholders, employees, governments, and suppliers. We refreshed our ESG strategy in 2022, building upon Kinross' long-standing successful approach to sustainability.

We sharpened our focus on our ESG priorities placing priority attention on the execution of our **climate strategy, natural capital,** and advancing our **Diversity, Equity and Inclusion (DEI) strategy.**

Our robust governance framework and solid ESG results continued to be recognized in 2022, with Kinross receiving high ESG rankings and ratings among its mining and gold industry peers. Kinross was included in the S&P Global *Sustainability Yearbook 2023* for ESG scores in the top 15% of its industry.

Kinross Relative Performance On ESG Ratings



100
80
60
40
20
0
S&P Global (1) (Nov 2022)
Sustainalytics (2) (Dec 2022)
Moody's (3) (June 2022)
ISS (4) (Jan 2023)
Refinitiv (5) (June 2022)
G&M (6) (Dec 2022)
MSCI (7) (Nov 2022)

Percentile ranking based on: (1) S&P ESG score 74; 97th percentile (2) 11th out of 90 gold peers (ESG risk score 24.9) (3) 92nd percentile; 4th out of 56 (4) Achieved a C+ rating out of 188 in sector; approximately 2% score B, 5% B-, and C+ 10%, with the balance at C or below; assume KGC at midpoint of C+ percentile group (5) A- score 80.26 out of 100, up from B+ the prior year. (6) score 93 out of 100 (7) Maintained an 'A' rating; 32% of peers rated AA or higher, 14% as A; assume KGC at midpoint of A percentile group.

Leading Corporate Governance

Top ranked

Canadian mining company in *The Globe and Mail's* annual Corporate governance survey

25%

Of short-term incentive allocated to ESG performance, up from 20% in 2021

33% women

Board diversity target met in 2022

Striving To Be An Employer Of Choice

> Doubled
The number of **employee safety field engagements** year-over-year

5th
Consecutive year as one of **Greater Toronto's Top Employers**

~ 13%
The percentage of **female employees** at Kinross, our **highest in the last five years**

33%
The percentage of **female executives** on the Kinross Senior Leadership Team

Advancing Our Climate And Energy Strategy

100%
Renewable power serving the La Coipa mine in Chile

34MW
Tasiast solar power plant **construction advanced**, on track for completion in the second half of 2023

530kt CO_2
Estimated GHG savings through 2030 from 15 efficiency projects

30%
Reduction target set for Scope 1 and Scope 2 **GHG emissions intensity**

Strong Track Record Of Environmental Performance

ZERO
Tailings breaches in Kinross' 30-year history

~ 80%
Average five-year water recycle rate

Awarded
The **Alaska Miners Association Environmental Stewardship Award** for environmental restoration in Alaska

Generating Value In Host Communities

+ $3 billion
Spent in our host countries

~ $300 million
In taxes and royalties paid to government

> $10 million
monetary and in-kind community investments in host communities

~ 99%
Of Kinross' total workforce and ~87% of management roles are from within host country

650,000
Beneficiaries of Kinross' 440 community investment programs

$2.2 million Invested by Paracatu in 22 community projects
Across 3 municipalities

Board of Directors

Robust corporate governance informed by a diversity of perspectives



(left to right)

Catherine McLeod-Seltzer ^{CR,H}
Independent Chair

Ian Atkinson ^{CGN,CR,H}
Corporate Director

Kerry D. Dyte ^{A,CGN}
Corporate Director

Glenn A. Ives ^{A,H}
Corporate Director

Ave G. Lethbridge ^{CGN,H}
Corporate Director

Elizabeth D. McGregor ^{A,CR}
Corporate Director

Kelly J. Osborne ^{CGN,CR}
Corporate Director

David A. Scott ^{A,CR}
Corporate Director

J. Paul Rollinson
President and Chief
Executive Officer

A	Audit and Risk Committee
CGN	Corporate Governance and Nominating Committee
CR	Corporate Responsibility and Technical Committee
H	Human Resources and Compensation Committee

Senior Leadership Team

Experienced leaders focused on generating value



(left to right)

J. Paul Rollinson
President and
Chief Executive Officer

Andrea S. Freeborough
Executive Vice-President
and Chief Financial Officer

Geoffrey P. Gold
Executive Vice-President,
Corporate Development,
External Relations and
Chief Legal Officer

Kathleen Grandy
Senior Vice-President,
Human Resources

Muhanad (Ned) Jalil
Senior Vice-President
and Chief Technical Officer

Claude Schimper
Executive Vice-President,
Chief Operating Officer

Leadership Advisory Team

Seasoned leaders bringing top talent and expertise to decision making

Yves Breau
Vice-President,
Metallurgy & Engineering

Laurence Davies
Vice-President,
Finance, Operations
and Projects

William Dunford
Vice-President, Operations

Stephen Kerrigan
Vice-President,
Information Technology

Chris Lichtenheldt
Vice-President,
Investor Relations

Nathan Longenecker
Senior Vice-President,
General Counsel,
Global Legal Operations
and Major Permitting

David Maude
Vice-President
and Treasurer

Ian Ross
Acting Vice-President,
Global Health and Safety

David Shaver
Senior Vice-President,
Corporate Development

Mike van Akkooi
Senior Vice-President,
External Affairs

Financial Summary [3]

(In millions of United States dollars, except ounces,
per share amounts, gold price and per ounce amounts)

	2022	2021	2020 [3]
Revenue	$ 3,455.1	$ 2,599.6	$ 4,213.4
Net cash flow of continuing operations provided from operating activities	$ 1,002.5	$ 695.1	$ 1,957.6
Adjusted operating cash flow from continuing operations*[5]	$ 1,256.5	$ 932.1	$ 1,912.7
Impairment charges (reversals) and asset derecognition – net	$ 350.0	$ 144.5	$ (650.9)
Net earnings (loss) from continuing operations attributable to common shareholders	$ 31.9	$ (29.9)	$ 1,342.4
Net earnings (loss) per share from continuing operations attributable to common shareholders			
Basic	$ 0.02	$ (0.02)	$ 1.07
Diluted	$ 0.02	$ (0.02)	$ 1.06
Adjusted net earnings from continuing operations attributable to common shareholders*[5]	$ 283.1	$ 210.8	$ 966.8
Adjusted net earnings from continuing operations per share*[5]	$ 0.22	$ 0.17	$ 0.77
Production cost of sales from continuing operations per equivalent ounce sold[†2,4]	$ 937	$ 842	$ 726
Attributable all-in sustaining cost from continuing operations per equivalent ounce sold*[2,5,6]	$ 1,271	$ 1,244	$ 987
Capital expenditures from continuing operations [7]	$ 764.2	$ 821.7	$ 916.1
Free cash flow from continuing operations*[5]	$ 238.3	$ (126.6)	$ 1,041.5
Average realized gold price per ounce from continuing operations[†8]	$ 1,793	$ 1,797	$ 1,774
Attributable gold equivalent ounces produced [1,2]	2,200,247	2,067,549	2,366,648
Total and attributable gold equivalent ounces produced from continuing operations [2,3]	1,957,237	1,447,240	2,383,307

Financial Review

These figures are non-GAAP financial measures or ratios, as applicable. Figures with "†" are supplementary measures. Refer to Endnotes on page 63 for further details.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2022

This management's discussion and analysis ("MD&A"), prepared as of February 15, 2023, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2022 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation's audited annual consolidated financial statements for the year ended December 31, 2022 and the notes thereto (the "financial statements"). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's financial statements for 2022 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2022, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" on pages 38 – 51 of this MD&A and in the "Cautionary Statement on Forward-Looking Information" on pages 59 – 60 of this MD&A. For additional discussion of risk factors, please refer to the Company's Annual Information Form for the year ended December 31, 2021, which is available on the Company's website www.kinross.com and on www.sedar.com. In certain instances, references are made to relevant notes in the financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Many of these factors have been or may be influenced by the continued economic and business uncertainties caused by the COVID-19 pandemic and global sanctions. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

Segment Profile

Each of the Company's significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Operating Segments	Operator	Location	Ownership percentage at December 31, 2022	2021
Fort Knox	Kinross	USA	**100%**	100%
Round Mountain	Kinross	USA	**100%**	100%
Bald Mountain	Kinross	USA	**100%**	100%
Paracatu	Kinross	Brazil	**100%**	100%
La Coipa	Kinross	Chile	**100%**	100%
Tasiast	Kinross	Mauritania	**100%**	100%
Discontinued operations				
Kupol[a]	Kinross	Russian Federation	-	100%
Chirano[b]	Kinross	Ghana	-	90%

(a) On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines.
(b) On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2022

Consolidated Financial and Operating Highlights

(in millions, except ounces, per share amounts and per ounce amounts)	Years ended December 31,			2022 vs. 2021		2021 vs. 2020	
	2022	2021	2020[c]	**Change**	**% Change**[j]	Change	% Change[j]
Operating Highlights							
Total gold equivalent ounces[a]							
Produced[b]	**2,208,453**	2,083,016	2,383,307	**125,437**	**6%**	(300,291)	(13%)
Sold[b]	**2,137,936**	2,075,738	2,375,548	**62,198**	**3%**	(299,810)	(13%)
Attributable gold equivalent ounces[a]							
Produced[b]	**2,200,247**	2,067,549	2,366,648	**132,698**	**6%**	(299,099)	(13%)
Sold[b]	**2,129,154**	2,060,909	2,358,927	**68,245**	**3%**	(298,018)	(13%)
Total and attributable gold equivalent ounces from continuing operations[c]							
Produced[b]	**1,957,237**	1,447,240	2,383,307	**509,997**	**35%**	(936,067)	(39%)
Sold[b]	**1,927,818**	1,446,477	2,375,548	**481,341**	**33%**	(929,071)	(39%)
Financial Highlights from Continuing Operations[c]							
Metal sales	**$ 3,455.1**	$ 2,599.6	$ 4,213.4	**$ 855.5**	**33%**	$(1,613.8)	(38%)
Production cost of sales	**$ 1,805.7**	$ 1,218.3	$ 1,725.7	**$ 587.4**	**48%**	$ (507.4)	(29%)
Depreciation, depletion and amortization	**$ 784.0**	$ 695.7	$ 842.3	**$ 88.3**	**13%**	$ (146.6)	(17%)
Impairment charges (reversals) and asset derecognition - net	**$ 350.0**	$ 144.5	$ (650.9)	**$ 205.5**	**142%**	$ 795.4	nm
Operating earnings	**$ 117.7**	$ 72.1	$ 1,899.4	**$ 45.6**	**63%**	$(1,827.3)	(96%)
Net earnings (loss) from continuing operations attributable to common shareholders	**$ 31.9**	$ (29.9)	$ 1,342.4	**$ 61.8**	**nm**	$(1,372.3)	(102%)
Basic earnings (loss) per share from continuing operations attributable to common shareholders	**$ 0.02**	$ (0.02)	$ 1.07	**$ 0.04**	**nm**	$ (1.09)	(102%)
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	**$ 0.02**	$ (0.02)	$ 1.06	**$ 0.04**	**nm**	$ (1.08)	(102%)
Adjusted net earnings from continuing operations attributable to common shareholders[d]	**$ 283.1**	$ 210.8	$ 966.8	**$ 72.3**	**34%**	$ (756.0)	(78%)
Adjusted net earnings from continuing operations per share[d]	**$ 0.22**	$ 0.17	$ 0.77	**$ 0.05**	**29%**	$ (0.60)	(78%)
Net cash flow of continuing operations provided from operating activities	**$ 1,002.5**	$ 695.1	$ 1,957.6	**$ 307.4**	**44%**	$(1,262.5)	(64%)
Adjusted operating cash flow from continuing operations[d]	**$ 1,256.5**	$ 932.1	$ 1,912.7	**$ 324.4**	**35%**	$ (980.6)	(51%)
Capital expenditures from continuing operations[e]	**$ 764.2**	$ 821.7	$ 916.1	**$ (57.5)**	**(7%)**	$ (94.4)	(10%)
Free cash flow from continuing operations[d]	**$ 238.3**	$ (126.6)	$ 1,041.5	**$ 364.9**	**nm**	$(1,168.1)	(112%)
Average realized gold price per ounce from continuing operations[f]	**$ 1,793**	$ 1,797	$ 1,774	**$ (4)**	**(0%)**	$ 23	1%
Production cost of sales from continuing operations per equivalent ounce[b] sold[g]	**$ 937**	$ 842	$ 726	**$ 95**	**11%**	$ 116	16%
Attributable[h] production cost of sales from continuing operations per ounce sold on a by-product basis[d]	**$ 912**	$ 833	$ 700	**$ 79**	**9%**	$ 133	19%
Attributable[h] all-in sustaining cost from continuing operations per ounce sold on a by-product basis[d]	**$ 1,255**	$ 1,238	$ 970	**$ 17**	**1%**	$ 268	28%
Attributable[h] all-in sustaining cost from continuing operations per equivalent ounce[b] sold[d]	**$ 1,271**	$ 1,244	$ 987	**$ 27**	**2%**	$ 257	26%
Attributable[h] all-in cost[i] from continuing operations per ounce sold on a by-product basis[d]	**$ 1,538**	$ 1,631	$ 1,248	**$ (93)**	**(6%)**	$ 383	31%
Attributable[h] all-in cost[i] from continuing operations per equivalent ounce[b] sold[d]	**$ 1,545**	$ 1,632	$ 1,260	**$ (87)**	**(5%)**	$ 372	30%

(a) Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol, Dvoinoye and Chirano mines up to their disposal. "Total gold equivalent ounces" includes 100% of Chirano production. "Attributable gold equivalent ounces" includes Kinross' share of Chirano (90%) production.

(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2022 was 82.90:1 (2021 – 71.51:1 and 2020 – 86.32:1).

(c) On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. Results for the years ended December 31, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued as at December 31, 2022. Results for the year ended December 31, 2020 are from total operations and include results from the Company's Chirano and Russian operations. Accordingly, results for 2020 may not be comparable.

(d) The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

(e) "Capital expenditures from continuing operations" is reported as "Additions to property, plant and equipment" on the consolidated statements of cash flows.

(f)   "Average realized gold price per ounce from continuing operations" is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.

(g)   "Production cost of sales from continuing operations per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.

(h)   "Attributable" includes Kinross' share of Chirano (90%) production for the year ended December 31, 2020.

(i)   "Attributable all-in cost" includes Kinross' share of Manh Choh (70%) costs.

(j)   "nm" means not meaningful.

Consolidated Financial Performance

This Consolidated Financial Performance section references production cost of sales from continuing operations per ounce sold on a by-product basis, adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share, adjusted operating cash flow from continuing operations, free cash flow from continuing operations, all-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, and attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

2022 vs. 2021

Results for the year ended December 31, 2021 have been updated retrospectively to exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued as at December 31, 2022.

Kinross' production from continuing operations in 2022 increased by 35% compared to 2021, primarily due to higher production at Tasiast due to the temporary suspension of milling operations in the prior year as a result of the mill fire in June 2021, and production at La Coipa due to the restart and ramp-up in the current year.

Metal sales from continuing operations increased by 33% in 2022, compared to 2021, largely due to the increase in gold equivalent ounces sold. Total gold equivalent ounces sold from continuing operations in 2022 increased to 1,927,818 ounces from 1,446,477 ounces in 2021, primarily due to the increase in production at Tasiast and La Coipa, as described above. The average realized gold price from continuing operations decreased marginally to $1,793 per ounce in 2022 from $1,797 per ounce in 2021.

Production cost of sales from continuing operations increased by 48% in 2022, compared to 2021 and production cost of sales from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis increased by 11% and 9%, respectively, in 2022, compared to 2021. The increases were primarily due to the increase in gold equivalent ounces sold, and inflationary cost pressure on key consumables, such as fuel, emulsion and reagents, at all mine sites.

In 2022, depreciation, depletion and amortization from continuing operations increased by 13% compared to 2021, mainly due to increases at Tasiast and La Coipa due to the increase in gold equivalent ounces sold, partially offset by decreases at Fort Knox due to an increase in mineral reserves at the end of 2021, and at Bald Mountain due to a decrease in the depreciable asset base.

During the year ended December 31, 2022, the Company recorded non-cash after-tax impairment charges of $289.3 million related to metal inventory and property, plant and equipment at Round Mountain. The after-tax inventory impairment charge of $87.9 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The after-tax property, plant and equipment impairment charge of $201.4 million was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. The impairment charges to inventory and property, plant and equipment were net of income tax recoveries of $18.9 million and $41.8 million, respectively. During the year ended December 31, 2021, the Company recorded after-tax impairment and asset derecognition charges of $106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The 2021 after-tax inventory impairment charge of $69.9 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million. The impairment and derecognition charges to inventory and property, plant and equipment were net of income tax recoveries of $25.3 million and $13.1 million, respectively.

In 2022, operating earnings from continuing operations were $117.7 million compared to $72.1 million in 2021. The increase was primarily due to an increase in margins (metal sales less production cost of sales), largely related to higher production at Tasiast as a result of the temporary suspension of milling operations in the prior year, and the restart of operations at La Coipa in the current year. In addition, other operating expense decreased due to costs in 2021 associated with the mill fire at Tasiast and stabilizing the north

wall at Round Mountain. These increases to operating earnings were partially offset by the higher impairment charge related to metal inventory and property, plant and equipment in 2022 in comparison to 2021.

In 2022, the Company recorded an income tax expense from continuing operations of $76.1 million compared to $115.0 million in 2021. The $76.1 million income tax expense recognized in 2022 included $25.5 million of deferred tax recovery resulting from the net foreign currency translation of tax deductions related to the Company's operations in Brazil, and a deferred tax recovery of $60.7 million related to the impairment charges at Round Mountain. In 2021, the $115.0 million income tax expense included $22.7 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company's operations in Brazil and a deferred tax recovery of $38.4 million related to the impairment and asset derecognition charges at Bald Mountain. Income tax expense, excluding these foreign exchange impacts, increased in 2022 compared to 2021, due to the differences in the level of income in the Company's operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for both 2022 and 2021 was 26.5%.

Net earnings from continuing operations attributable to common shareholders in 2022 were $31.9 million, or $0.02 per share, compared to a net loss of $29.9 million, or $0.02 per share, in 2021. The increase is a result of the increase in operating earnings from continuing operations, as described above.

Adjusted net earnings from continuing operations attributable to common shareholders were $283.1 million, or $0.22 per share, for 2022 compared to $210.8 million, or $0.17 per share, for 2021. The increase is primarily due to the increase in margins, partially offset by the increases in exploration expense and depreciation, depletion and amortization.

In 2022, net cash flow of continuing operations provided from operating activities increased to $1,002.5 million from $695.1 million in 2021, and adjusted operating cash flow from continuing operations in 2022 increased to $1,256.5 million from $932.1 million in 2021, mainly due to the increase in margins, as described above.

Capital expenditures from continuing operations decreased to $764.2 million compared with $821.7 million in 2021, primarily due to mine sequencing at Tasiast, Fort Knox and Round Mountain, involving a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.

Free cash flow from continuing operations increased to $238.3 million in 2022, compared with a net outflow of $126.6 million in 2021, primarily due to the increase in net cash flow of continuing operations provided from operating activities and decrease in capital expenditures, as described above.

All-in sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis in 2022 were comparable to 2021. Attributable all-in cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis decreased by 5% and 6%, respectively, compared to 2021 primarily due to the increase in gold equivalent ounces sold from continuing operations, partially offset by the increase in production cost of sales, as described above.

2021 vs. 2020

Results for the year ended December 31, 2021 have been updated retrospectively and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued as at December 31, 2022. Results for the year ended December 31, 2020 have not been updated retrospectively and include results from the Company's Chirano and Russian operations. As a result, the discussion presented below is based on results as presented in the December 31, 2021 MD&A, including results from the Company's Chirano and Russian operations for the years ended December 31, 2021 and 2020. Accordingly, results for 2020 may not be comparable.

Kinross' attributable production in 2021 decreased by 13% compared to 2020, and was in line with expectations after taking into account the Tasiast mill fire. Lower production levels were seen at Tasiast due to the temporary suspension of milling operations as a result of the mill fire in June 2021, with lower mill grades prior to the incident also contributing to the reduction, at Round Mountain due to the change in mine plan as a result of the instability in the north wall of the pit detected in the first quarter of 2021, and at Kupol due to lower grades. These reductions were partially offset by an increase in ounces recovered from the heap leach pads at Fort Knox and at Bald Mountain.

Metal sales decreased by 11% in 2021, compared to 2020, due to a decrease in gold equivalent ounces sold, primarily due to the decrease in production as described above, partially offset by an increase in the average metal prices realized. Total gold equivalent ounces sold in 2021 decreased to 2,075,738 ounces from 2,375,548 ounces in 2020. The average realized gold price increased to $1,797 per ounce in 2021 from $1,774 per ounce in 2020.

Production cost of sales in 2021 was comparable to 2020. Production cost of sales increased at Paracatu and Bald Mountain due to increases in gold equivalent ounces sold and higher operating waste mined, at Round Mountain due to higher operating waste mined, and at Fort Knox due to an increase in gold equivalent ounces sold. These increases were offset by a decrease in production cost of sales at Tasiast due to a decrease in gold equivalent ounces sold as a result of the temporary suspension of milling operations.

In 2021, attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis increased by 15% and 14%, respectively, compared to 2020, due to the decrease in ounces sold, as described above, as well as inflationary pressures on consumables. Consolidated production cost of sales per equivalent ounce sold was comparable to both attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis.

Depreciation, depletion and amortization in 2021 was comparable to 2020, mainly due to increases in the depreciable asset bases at Bald Mountain, Round Mountain, and Chirano, with the increase at Chirano largely related to the reversal of property, plant and equipment impairment at the end of 2020. These increases were largely offset by decreases at Kupol due to a decrease in the depreciable asset base related to the completion of mining activities at Dvoinoye and at Tasiast due to the decrease in gold equivalent ounces sold.

During the year ended December 31, 2021, the Company recorded non-cash after-tax impairment and asset derecognition charges of $106.1 million (pre-tax $144.5 million) related to metal inventory and property, plant and equipment at Bald Mountain. The inventory impairment charge of $69.9 million (pre-tax $95.2 million) resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million (pre-tax $49.3 million). During the year ended December 31, 2020, the Company recorded after-tax impairment reversals of $612.8 million (pre-tax $650.9 million), related entirely to property, plant and equipment at Tasiast ($299.5 million), Chirano ($132.9 million, pre-tax $204.5 million) and Lobo-Marte ($180.4 million, pre-tax $185.0 million, which included $48.3 million for the impairment reversal recorded at June 30, 2020). These impairment reversals were mainly due to increases in the Company's long-term gold price estimate, the mine life extension at Chirano and the increase in mineral reserves at Lobo-Marte.

Operating earnings were $463.6 million in 2021 compared to $1,899.4 million in 2020. The decrease was largely related to the temporary suspension of milling operations at Tasiast and the deferred mining activity at Round Mountain due to instability in the north wall of the pit. Additionally, inventory impairment and asset derecognition charges at Bald Mountain were recorded as compared to the impairment reversals recorded in 2020.

In 2021, the Company recorded income tax expense of $250.7 million, compared to $439.8 million in 2020. The $250.7 million of income tax expense in 2021 included $24.1 million of deferred tax expense resulting from the net foreign currency translation of the tax deductions related to the Company's operations in Brazil and the Russian Federation, and additional tax expenses of $49.9 million in respect of the settlement of tax amounts relating to prior years. Income tax expense decreased in 2021 compared to 2020 largely due to lower operating mine profitability compared to 2020. In 2020, the $439.8 million income tax expense included $101.2 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company's operations in Brazil and the Russian Federation, an additional deferred tax expense of $76.2 million related to the reversal of impairment charges at Chirano and Lobo-Marte, as well as $25.4 million net tax benefit from U.S. tax law changes legislated through the U.S. Cares Act. Kinross' combined federal and provincial statutory tax rate for both 2021 and 2020 was 26.5%.

Net earnings attributable to common shareholders in 2021 were $221.2 million, or $0.18 per share, compared to $1,342.4 million, or $1.07 per share, in 2020. The decrease is a result of the decrease in operating earnings as described above, partially offset by the decrease in income tax expense.

Adjusted net earnings attributable to common shareholders in 2021 were $541.3 million, or $0.43 per share, compared to $966.8 million, or $0.77 per share, in 2020. The decrease in adjusted net earnings was primarily due to the decrease in metal sales, as described above, and an increase in exploration expenses.

In 2021, net cash flow provided from operating activities decreased to $1,135.2 million, from $1,957.6 million in 2020, mainly due to the decrease in operating earnings as described above, higher net taxes paid and unfavourable working capital movements.

Adjusted operating cash flow in 2021 decreased to $1,309.9 million, from $1,912.7 million in 2020, primarily due to the decrease in net cash flow provided from operating activities as described above.

Capital expenditures increased to $938.6 million in 2021, compared with $916.1 million in 2020, primarily due to increased expenditures for development activities at La Coipa, the feasibility study at Lobo-Marte and the pre-feasibility and feasibility studies

at Udinsk, and an increase in capital stripping at Tasiast. These increases were partially offset by reduced capital stripping at Bald Mountain, Round Mountain and Fort Knox.

Free cash flow decreased to $196.6 million in 2021, compared with $1,041.5 million in 2020, largely due to the decrease in net cash flow provided from operating activities, as described above.

Attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis in 2021 both increased by 15%, compared to 2020, primarily due to the decrease in gold ounces sold. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 16% and 17%, respectively, compared to 2020, due to the decrease in ounces sold and increases in capital expenditures and non-sustaining exploration expenses.

Mineral Reserves[1]

Kinross' total estimated proven and probable gold reserves at December 31, 2022 were approximately 25.5 million ounces, a decrease of 2.1 million ounces from 27.6 million ounces (excluding 5.0 million ounces related to the Chirano and Russian operations) at December 31, 2021. The decrease in estimated gold reserves compared to December 31, 2021 was mainly a result of production depletion. Amongst the operating sites, 0.4 million ounces were also added to proven and probable reserves to partially offset production depletion.

Proven and probable silver reserves at December 31, 2022 were approximately 36.1 million ounces, a decrease of 6.8 million ounces from 48.9 million ounces (excluding 14.9 million ounces related to the Chirano and Russian operations) at December 31, 2021. The decrease was primarily due to production depletion.

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1 For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 15, 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2022

2. IMPACT OF KEY ECONOMIC TRENDS

Price of Gold



Source: Bloomberg – based on daily closing prices

The price of gold is the largest single factor in determining profitability and cash flow from operations. Therefore, the financial performance of the Company has been, and is expected to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2022, the price of gold fluctuated between a low of $1,622 per ounce in September and a high of $2,051 per ounce in March, based on daily closing prices. The average price for the year based on the London Bullion Market Association PM Fix was $1,800 per ounce, compared to the 2021 average price of $1,799 per ounce. Influences on the gold price during 2022 included geopolitical risks, a strong U.S. dollar, and interest rate increases.



Source: London Bullion Marketing Association London PM Fix

[1] "Average realized gold price per ounce" is defined as gold metal sales divided by the total number of gold ounces sold.

In 2022, the Company realized an average gold price of $1,793 per ounce compared to the average PM Fix of $1,800 per ounce.

Gold Supply and Demand Fundamentals



Source: World Gold Council 2022 Gold Demand Trends report

According to the World Gold Council, total gold supply in 2022 increased by approximately 2% compared to 2021 as mine supply and recycling increased marginally. Both mine production and recycled gold supply each increased by 1% in 2022.



Source: World Gold Council 2022 Gold Demand Trends report

According to the World Gold Council, total demand for gold in 2022 was at an eleven year high and increased by approximately 18% compared to 2021. Physical investment in gold from central banks increased by 152% during the year, largely driven by geopolitical uncertainty and high inflation. In addition, global bar and coin demand increased by 2% and ETF outflows slowed during the year.

Cost Sensitivity

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines, and overall, operations experienced relatively high fuel prices in 2022. The volatile fuel prices are primarily due to geopolitical risk and negative developments on both the demand and supply side. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - *Liquidity and Capital Resources* for details.



Source: Bloomberg

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity.

Currency Fluctuations



Source: Bloomberg

At the Company's non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to high market volatility over the course of the year. Approximately 68% of the Company's expected production in 2023 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - *Liquidity and Capital Resources* for details.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2022

3. OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 59 – 60 of this MD&A.

This Outlook section references all-in sustaining cost per equivalent ounce sold and sustaining and non-sustaining capital expenditures, which are non-GAAP ratios and financial measures, as applicable, with no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. The definitions of these non-GAAP ratios and financial measures and comparable reconciliations are included in Section 11 of this MD&A.

Production Guidance

In 2023, Kinross expects to produce 2.1 million gold equivalent ounces[2] (+/- 5%) from its operations, which is an increase of approximately 140,000 gold equivalent ounces compared with 2022 production. Kinross' annual production is expected to remain stable in 2024 and 2025 at 2.1 million and 2.0 million attributable[3] gold equivalent ounces (+/- 5%), respectively.

Production is forecasted to be lower in the first quarter of 2023 compared with the rest of the year, mainly as a result of the current shutdown at Tasiast related to the 24k project, the on-going ramp-up including planned mill shutdown at La Coipa, and the seasonal impacts on mining at Paracatu and on the Company's US heap leach operations.

Cost Guidance

	2023 Guidance (+/- 5%)		2022 Full-Year Results
Production cost of sales per equivalent ounce sold	$	970 $	937
All-in sustaining cost per equivalent ounce sold	$	1,320 $	1,271

Production cost of sales per equivalent ounce sold is expected to be $970 (+/- 5%) for 2023. The moderate year-over-year increase is mainly due to inflationary impacts, and including higher costs for labour and consumables.

The Company expects its all-in sustaining cost per equivalent ounce sold to be $1,320 (+/- 5%) for 2023.

Material assumptions used to forecast 2023 production cost of sales are: a gold price of $1,800 per ounce, a silver price of $20 per ounce, an oil price of $90 per barrel, and foreign exchange rates of 5.00 Brazilian reais to the U.S. dollar, 850 Chilean pesos to the U.S. dollar, 35 Mauritanian ouguiyas to the U.S. dollar and 1.30 Canadian dollars to the U.S. dollar.

Taking into account existing currency and oil hedges, a 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold; and specific to the Brazilian real and Chilean peso, a 10% change in these exchange rates would be expected to result in impacts of approximately $30 and $50 on Brazilian and Chilean production cost of sales per equivalent ounce sold, respectively. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on production cost of sales per equivalent ounce sold, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Capital Expenditures Guidance

	2023 Guidance (+/- 5%)		2022 Full-Year Results
Sustaining capital expenditures	$	510.0 $	402.6
Non-sustaining capital expenditures [4]	$	490.0 $	361.6
Total capital expenditures [4]	$	1,000.0 $	764.2

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2 2023 gold equivalent ounce production guidance includes approximately 8.1 million ounces of silver.
3 Attributable production guidance includes Kinross' share of Manh Choh (70%) production.

Attributable[4] capital expenditures for 2023 are forecast to be approximately $1.0 billion (+/- 5%). Of this amount, sustaining capital expenditures are expected to be approximately $510 million, with non-sustaining capital expenditures of approximately $490 million for Tasiast West Branch stripping, the advancement of the Manh Choh project and project studies at Great Bear, as well as other and growth and environment, social and governance projects. The capital expenditures guidance is higher than the prior year mainly due to carryover of capital stripping from 2022 into 2023 across the portfolio, and the advancement of the Manh Choh project and project studies at Great Bear.

Kinross' attributable[4] capital expenditures outlook for 2024 and 2025 is approximately $850 million and $700 million, respectively, based on currently approved projects. As Kinross continues to develop and optimize its portfolio for production beyond 2025, other projects may be incorporated into its capital expenditures, as well as potential inflationary impacts, over the 2023-2024 timeframe.

Other 2023 Guidance

The 2023 forecast for exploration[5] is $150 million (+/- 5%), of which approximately $5 million is expected to be capitalized, and is a $10 million increase from last year's revised guidance. The 2023 exploration program (greenfields and brownfields) will follow up on 2022's exploration success, and will focus on Great Bear, developing the Phase X exploration drift at Round Mountain, and underground exploration at Curlew Basin.

The 2023 forecast for overhead (general and administrative and business development expenses) is $135 million (+/- 5%), which is in line with the 2022 results, and approximately $25 million less than the Company's previous year guidance primarily as a result of the adjustments to Kinross' regional head office presence to align with its Americas-focused portfolio following the divestitures in 2022.

Other operating costs expected to be incurred in 2023 are approximately $100 million, which are principally related to care and maintenance and reclamation.

Tax expense is expected to be $135 million and taxes paid is expected to be $105 million. Adjusting the Brazilian real and Mauritanian Ouguiya to the respective exchange rates of 5.22 and 36.64 to the U.S. dollar in effect at December 31, 2022, the tax expense would be expected to be approximately $175 million. Tax expense is expected to increase by 25% of any profit resulting from higher gold prices. Taxes paid is expected to increase by approximately $8 million for every $100 movement in the realized gold prices.

Depreciation, depletion and amortization is forecast to be approximately $450 per gold equivalent ounce sold (+/- 5%).

Interest paid is forecast to be approximately $160 million, which includes approximately $90 million of capitalized interest.

4.   PROJECT UPDATES AND NEW DEVELOPMENTS

Tasiast

The Tasiast 24k project continues to progress on schedule to reach throughput of 24,000 tonnes per day ("t/d") by mid-year and ramp-up to operate consistently at design tonnage by the end of the year. The final expansion to the leach circuit is now complete and has successfully been put into operation. The plant is currently undergoing a planned shutdown to allow for the installation of tie ins as part of the work for the 24k project. Civil works are substantially complete and the mechanical contractor is advancing with the installation of an additional classifying cyclone which is the final stage in the series of 24k debottlenecking scopes.

The 34MW Tasiast solar power plant continues to advance and remains on schedule for completion in the second half of 2023. Engineering is focused on deliverables for integration with existing power infrastructure. Delivery of materials at site has started and all photovoltaic modules are in transit or have arrived. Construction is underway and earthworks are ongoing. Mechanical works commenced in early February and electrical works are expected to commence in early March.

Great Bear

In 2022, Kinross completed a total of 250,000 metres of drilling, including 225,000 metres of diamond exploration drilling. Kinross recently announced a robust estimate comprised of an initial mineral resource of 2.7 million ounces indicated and 2.3 million ounces inferred at Great Bear.

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4 Attributable capital expenditure guidance includes Kinross' share of Manh Choh (70%) capital expenditures. Actual results as reported for the year ended December 31, 2022, are on a total basis and include 100% of Manh Choh capital expenditures.

5 Included in 2023 exploration guidance of $150 million are approximately $5 million of capitalized infill drilling costs related to the Great Bear project. These costs are also included in Great Bear's approximately $40 million capital guidance.

Drilling results continue to support the view of a high-grade, world-class deposit that underpins the prospect of a large, long-life mining complex. Results have also confirmed gold mineralization with good widths and high grades below the resource, including high-grade mineralization at depths of more than 1,000 metres.

Kinross' focus for 2023 will be exploration of additional targets on Great Bear's land package, as well as exploration of the LP zone along strike and at depth with the goal of further delineating the deposit at depth as well as adding inferred resource ounces.

The Company is also progressing studies and permitting for an advanced exploration program that would establish an underground decline to obtain a bulk sample and allow for more efficient exploration of deeper areas of the LP Fault, along with the nearby Hinge and Limb gold zones. Kinross is targeting a potential start of the advanced program as early as 2024.

Manh Choh

At the 70% owned Manh Choh project, activities remain on schedule and on budget, with the early works program progressing as planned. Camp refurbishments were completed in advance of the construction season and all long-lead procurement orders for both the Fort Knox mill modifications and the Manh Choh site have been placed. The Company has selected an Alaska-based supplier for the life-of-mine ore haul trucking and has also awarded the contract mining to a company with significant experience working in Alaska. This contract will include initial construction along with mining and closure activities. Permitting is progressing well and a public comment period is expected to open in early 2023 regarding the Company's applications. Kinross continues to focus on safely advancing the project, listening to stakeholder concerns, and building on relationships with the local communities and the Native Village of Tetlin.

The Company announced on July 27, 2022, that it was proceeding with the Manh Choh project as the operator of the joint venture. Initial production from Manh Choh is expected in the second half of 2024 and is expected to add approximately 640,000 attributable gold equivalent ounces to the Company's production profile over its approximately 4.5 years life of mine.

Lobo-Marte

Kinross' activities in Chile are currently focused on La Coipa and opportunities to extend its mine life up to the end of the decade with the potential of additional pushbacks. The Lobo-Marte project continues to provide optionality as a potential large, low-cost mine upon the conclusion of mining at La Coipa. While the Company focuses its technical resources on La Coipa, it will continue to engage and build relationships with communities related to Lobo-Marte and government stakeholders.

Round Mountain mine optimization

The Company completed the Round Mountain Optimization program in the third quarter and decided to prioritize underground opportunities at Phase X and Gold Hill as they show potential for higher-margin, higher-return operations as compared to the open pit expansions at Phase W3 and Phase S. The Company plans to start construction of an underground exploration decline at Phase X in the first half of 2023. The Company is continuing to mine Phase W (W1 and W2) while progressing underground opportunities. The open pit expansion opportunities at Phase W3 and Phase S remain in reserves and will continue to be optimized and evaluated for potential exploitation with sustained macroeconomic improvements.

Other developments

Return of capital

In 2022, Kinross bolstered its capital allocation strategy through its enhanced share buyback and quarterly dividend programs. During the past year, Kinross returned $455 million in capital to shareholders, consisting of approximately $155 million in dividends and $300 million as part of its share buyback program, an increase of approximately $200 million compared with the prior year. In 2023 and 2024, the Company expects to maintain its dynamic share buyback program, which is based on an allocation of excess free cash flow, and baseline dividend programs while reinvesting in the business and maintaining its investment grade balance sheet.

5. CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights

(in millions, except ounces and per ounce amounts)	Years ended December 31, 2022	2021	2020	2022 vs. 2021 Change	% Change[e]	2021 vs. 2020 Change	% Change
Operating Statistics							
Total gold equivalent ounces [a]							
Produced[b]	**2,208,453**	2,083,016	2,383,307	**125,437**	**6%**	(300,291)	(13%)
Sold[b]	**2,137,936**	2,075,738	2,375,548	**62,198**	**3%**	(299,810)	(13%)
Attributable gold equivalent ounces [a]							
Produced[b]	**2,200,247**	2,067,549	2,366,648	**132,698**	**6%**	(299,099)	(13%)
Sold[b]	**2,129,154**	2,060,909	2,358,927	**68,245**	**3%**	(298,018)	(13%)
Total and attributable gold equivalent ounces from continuing operations [a],[d]							
Produced[b]	**1,957,237**	1,447,240	2,383,307	**509,997**	**35%**	(936,067)	(39%)
Sold[b]	**1,927,818**	1,446,477	2,375,548	**481,341**	**33%**	(929,071)	(39%)
Gold ounces - sold from continuing operations [d]	**1,872,342**	1,432,396	2,324,324	**439,946**	**31%**	(891,928)	(38%)
Silver ounces - sold from continuing operations (000's)[d]	**4,647**	1,005	4,429	**3,642**	**nm**	(3,424)	(77%)
Average realized gold price per ounce from continuing operations [c],[d]	$ **1,793**	$ 1,797	$ 1,774	$ **(4)**	**(0%)**	$ 23	1%
Financial data from Continuing Operations[d]							
Metal sales	$ **3,455.1**	$ 2,599.6	$ 4,213.4	$ **855.5**	**33%**	$(1,613.8)	(38%)
Production cost of sales	$ **1,805.7**	$ 1,218.3	$ 1,725.7	$ **587.4**	**48%**	$ (507.4)	(29%)
Depreciation, depletion and amortization	$ **784.0**	$ 695.7	$ 842.3	$ **88.3**	**13%**	$ (146.6)	(17%)
Impairment charges (reversals) and asset derecognition - net	$ **350.0**	$ 144.5	$ (650.9)	$ **205.5**	**142%**	$ 795.4	122%
Operating earnings	$ **117.7**	$ 72.1	$ 1,899.4	$ **45.6**	**63%**	$(1,827.3)	(96%)
Net earnings (loss) from continuing operations attributable to common shareholders	$ **31.9**	$ (29.9)	$ 1,342.4	$ **61.8**	**nm**	$(1,372.3)	(102%)

(a) Total gold equivalent ounces produced and sold and attributable gold equivalent ounces produced and sold include results from the Kupol, Dvoinoye and Chirano mines up to their disposal. "Total gold equivalent ounces" includes 100% of Chirano production where applicable. "Attributable gold equivalent ounces" includes Kinross' share of Chirano (90%) production.

(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2022 was 82.90:1 (2021 – 71.51:1 and 2020 - 86.32:1).

(c) "Average realized gold price per ounce from continuing operations" is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.

(d) On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. Results for the years ended December 31, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued as at December 31, 2022. Results for the year ended December 31, 2020 are from total operations and include results from the Company's Chirano and Russian operations. Accordingly, results for 2020 may not be comparable.

(e) "nm" means not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2022

Operating Earnings (Loss) from Continuing Operations by Segment[a]

(in millions)	Years ended December 31,			2022 vs. 2021		2021 vs. 2020	
	2022	2021	2020	**Change**	**% Change[d]**	Change	% Change[d]
Operating segments							
Fort Knox	$ **58.9**	$ 91.9	$ 67.0	$ **(33.0)**	**(36%)**	24.9	37%
Round Mountain	**(327.6)**	108.6	286.8	**(436.2)**	**nm**	(178.2)	(62%)
Bald Mountain	**(5.6)**	(174.7)	34.6	**169.1**	**97%**	(209.3)	nm
Paracatu	**330.9**	384.4	407.0	**(53.5)**	**(14%)**	(22.6)	(6%)
La Coipa	**81.8**	(8.4)	(12.5)	**90.2**	**nm**	4.1	33%
Tasiast	**299.5**	(67.0)	504.3	**366.5**	**nm**	(571.3)	(113%)
Non-operating segments							
Great Bear[b]	**(61.7)**	-	-	**(61.7)**	**nm**	-	nm
Corporate and other[c]	**(258.5)**	(262.7)	(36.4)	**4.2**	**2%**	(226.3)	nm
Discontinued operations							
Kupol	**-**	-	410.5	**-**	**nm**	(410.5)	nm
Chirano	**-**	-	238.1	**-**	**nm**	(238.1)	nm
Total	$ **117.7**	$ 72.1	$ 1,899.4	$ **45.6**	**63%**	$(1,827.3)	(96%)

(a) On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. Results for the years ended December 31, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, due to the classification of these operations as discontinued as at December 31, 2022. Results for the year ended December 31, 2020 are from total operations and include results from the Company's Chirano and Russian operations. Accordingly, results for 2020 may not be comparable.

(b) On February 24, 2022, the Company acquired Great Bear.

(c) "Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project, and Maricunga).

(d) "nm" means not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2022

Mining Operations

Fort Knox (100% ownership and operator) – USA

	Years ended December 31,			
	2022	2021	Change	% Change[c]
Operating Statistics				
Tonnes ore mined (000's)	**56,086**	34,961	**21,125**	**60%**
Tonnes processed (000's)[a]	**59,353**	37,899	**21,454**	**57%**
Grade (grams/tonne)[b]	**0.70**	0.70	**-**	**0%**
Recovery[b]	**79.6%**	81.2%	**(1.6%)**	**(2%)**
Gold equivalent ounces:				
Produced	**291,248**	264,283	**26,965**	**10%**
Sold	**291,793**	263,590	**28,203**	**11%**
Financial Data (in millions)				
Metal sales	**$ 521.7**	$ 473.3	**$ 48.4**	**10%**
Production cost of sales	**350.7**	267.2	**83.5**	**31%**
Depreciation, depletion and amortization	**109.7**	109.8	**(0.1)**	**(0%)**
	61.3	96.3	**(35.0)**	**(36%)**
Other operating (income) expense	**(3.1)**	0.7	**(3.8)**	**nm**
Exploration and business development	**5.5**	3.7	**1.8**	**49%**
Segment operating earnings	**$ 58.9**	$ 91.9	**$ (33.0)**	**(36%)**

(a) Includes 50,368,000 tonnes placed on the heap leach pads during 2022 (2021 - 29,840,000 tonnes).
(b) Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.19 grams per tonne during 2022 (2021 - 0.20 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(c) "nm" means not meaningful.

The Company has been operating the Fort Knox open pit mine, located near Fairbanks, Alaska, since it was acquired in 1998.

2022 vs. 2021

In 2022, tonnes of ore mined increased by 60%, compared to 2021, largely due to planned mine sequencing. During the year, mining activities were primarily focused on mining a higher proportion of leachable ore from Phase 9 and mill ore from Gil. First production at the Gil satellite deposit was achieved during fourth quarter of 2021. Tonnes of ore processed in 2022 increased by 57%, compared to 2021, primarily due to an increase in tonnes placed on the Barnes Creek heap leach facility. Gold equivalent ounces produced and sold in 2022 increased by 10% and 11%, respectively, compared to 2021, due to increases in mill throughput and ounces recovered from the heap leach pads. Gold equivalent ounces sold in 2022 were higher than production due to timing of sales.

Metal sales increased in 2022 by 10%, compared to 2021, due to the increase in gold equivalent ounces sold. Production cost of sales increased by 31% in 2022, compared to 2021, due to inflationary cost pressures on consumables, such as fuel, power and reagents, higher contractor costs related to Gil mining, and the increase in gold equivalent ounces sold. Depreciation, depletion, and amortization in 2022 was comparable to 2021.

Round Mountain (100% ownership and operator) – USA

	Years ended December 31,			
	2022	2021	Change	% Change[c]
Operating Statistics				
Tonnes ore mined (000's)	**24,502**	9,680	**14,822**	**153%**
Tonnes processed (000's)[a]	**26,688**	16,623	**10,065**	**61%**
Grade (grams/tonne)[b]	**0.71**	0.62	**0.09**	**15%**
Recovery[b]	**77.5%**	77.2%	**0.3%**	**0%**
Gold equivalent ounces:				
Produced	**226,374**	257,005	**(30,631)**	**(12%)**
Sold	**227,655**	259,941	**(32,286)**	**(12%)**
Financial Data (in millions)				
Metal sales	$ **407.3**	$ 466.6	$ **(59.3)**	**(13%)**
Production cost of sales	**309.2**	235.9	**73.3**	**31%**
Depreciation, depletion and amortization	**60.5**	65.2	**(4.7)**	**(7%)**
Impairment charges	**350.0**	-	**350.0**	**nm**
	(312.4)	165.5	**(477.9)**	**nm**
Other operating expense	**5.2**	51.3	**(46.1)**	**(90%)**
Exploration and business development	**10.0**	5.6	**4.4**	**79%**
Segment operating (loss) earnings	$ **(327.6)**	$ 108.6	$ **(436.2)**	**nm**

(a)   Includes 22,831,000 tonnes placed on the heap leach pads during 2022 (2021 - 12,542,000 tonnes).

(b)   Amounts represent mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.32 grams per tonne during 2022 (2021 - 0.37 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)   "nm" means not meaningful.

The Company acquired a 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine, from Barrick.

2022 vs. 2021

Tonnes of ore mined in 2022 increased by 153%, compared to 2021, primarily due to lower tonnes mined in 2021 as a result of precautionary measures taken after wall instability in the north wall of the pit was detected late in the first quarter of 2021. Tonnes of ore processed in 2022 increased by 61%, compared to 2021, largely due to an increase in tonnes of ore placed on the heap leach pads. Mill grades increased by 15% in 2022, compared to 2021, due to mine sequencing. Gold equivalent ounces produced and sold each decreased by 12% in 2022, compared to 2021, primarily due to timing of ounces recovered from the heap leach pads. Gold equivalent ounces sold in 2022 were higher than production due to timing of sales.

In 2022, metal sales decreased by 13%, compared to 2021, due to the decrease in gold equivalent ounces sold. Production cost of sales in 2022 increased by 31% compared to 2021, due to inflationary cost pressures on consumables, such as fuel, cyanide, lime and power, partially offset by the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 7% in 2022, compared to 2021, primarily due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at the end of 2021. Other operating expense in 2021 included $50.1 million of costs associated with stabilizing the north wall.

During the year ended December 31, 2022, the Company recorded impairment charges of $350.0 million related to metal inventory and property, plant and equipment at Round Mountain. The inventory impairment charge of $106.8 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The property, plant and equipment impairment charge of $243.2 million was a result of changes to the mine plan and changes in slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. Tax recoveries related to the impairment charges of $18.9 million and $41.8 million, respectively, were recorded within income tax expense. No such charges were recognized in 2021 for Round Mountain.

Bald Mountain (100% ownership and operator) – USA

			Years ended December 31,	
	2022	**2021**	**Change**	**% Change**[b]
Operating Statistics[a]				
Tonnes ore mined (000's)	**15,969**	19,063	**(3,094)**	**(16%)**
Tonnes processed (000's)	**15,924**	19,063	**(3,139)**	**(16%)**
Grade (grams/tonne)	**0.51**	0.51	**-**	**-**
Gold equivalent ounces:				
Produced	**214,094**	204,890	**9,204**	**4%**
Sold	**214,808**	196,066	**18,742**	**10%**
Financial Data (in millions)				
Metal sales	$ **386.0**	$ 352.1	$ **33.9**	**10%**
Production cost of sales	**208.8**	177.5	**31.3**	**18%**
Depreciation, depletion and amortization	**176.0**	195.9	**(19.9)**	**(10%)**
Impairment charge and asset derecognition	**-**	144.5	**(144.5)**	**nm**
	1.2	(165.8)	**167.0**	**101%**
Other operating expense	**2.0**	1.7	**0.3**	**18%**
Exploration and business development	**4.8**	7.2	**(2.4)**	**(33%)**
Segment operating loss	$ **(5.6)**	$ (174.7)	$ **169.1**	**97%**

(a) *Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.*
(b) *"nm" means not meaningful.*

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which includes a large associated land package. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package.

2022 vs. 2021

Tonnes of ore mined and processed each decreased by 16% in 2022, compared to 2021, due to planned mine sequencing as mining activities in 2022 were primarily focused on various smaller satellite pits in the North area. In 2022, gold equivalent ounces produced and sold increased by 4% and 10%, respectively, compared to 2021, due to an increase in ounces recovered from the heap leach pads. Gold equivalent ounces sold in 2022 were higher than production due to timing of sales.

Metal sales in 2022 increased by 10% compared to 2021, due to the increase in gold equivalent ounces sold. Production cost of sales in 2022 increased by 18% compared to 2021, largely due to the increase in gold equivalent ounces sold and inflationary cost pressure on fuel and reagents, partially offset by a decrease in operating waste mined. Depreciation, depletion and amortization decreased by 10% in 2022, compared to 2021, due to a decrease in the depreciable asset base, partially offset by the increase in gold equivalent ounces sold.

During the year ended December 31, 2021, the Company recorded impairment and asset derecognition charges of $144.5 million related to metal inventory and property, plant and equipment at Bald Mountain. The inventory impairment charge of $95.2 million resulted from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. The derecognized property, plant and equipment of $49.3 million was also related to the Vantage heap leach pad. The tax impacts of the impairment and derecognition charges were income tax recoveries of $25.3 million and $13.1 million, respectively. No such charges were recognized in 2022 for Bald Mountain.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2022

Paracatu (100% ownership and operator) – Brazil

	Years ended December 31,			
	2022	2021	Change	% Change
Operating Statistics				
Tonnes ore mined (000's)	**42,252**	52,379	**(10,127)**	**(19%)**
Tonnes processed (000's)	**56,422**	60,046	**(3,624)**	**(6%)**
Grade (grams/tonne)	**0.41**	0.37	**0.04**	**11%**
Recovery	**77.9%**	76.0%	**1.9%**	**3%**
Gold equivalent ounces:				
Produced	**577,354**	550,560	**26,794**	**5%**
Sold	**571,164**	549,900	**21,264**	**4%**
Financial Data (in millions)				
Metal sales	$ **1,021.5**	$ 987.9	$ **33.6**	**3%**
Production cost of sales	**497.6**	412.1	**85.5**	**21%**
Depreciation, depletion and amortization	**185.5**	180.6	**4.9**	**3%**
	338.4	395.2	**(56.8)**	**(14%)**
Other operating expense	**5.6**	9.9	**(4.3)**	**(43%)**
Exploration and business development	**1.9**	0.9	**1.0**	**111%**
Segment operating earnings	$ **330.9**	$ 384.4	$ **(53.5)**	**(14%)**

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2022 vs. 2021

Tonnes of ore mined decreased by 19% in 2022, compared to 2021, largely due to planned mine sequencing involving higher waste mined, and focused on stripping in the South-West area of the pit to access higher grade Phase 13b ore for the second half of the year. Tonnes of ore processed decreased by 6% in 2022, compared to 2021, due to temporary mill downtime due to a conveyor belt failure in the first quarter of 2022, and lower mill throughput as a result of lower mill availability and ore hardness experienced during the second half of the year. Grades increased by 11% in 2022, compared to 2021, largely due to planned mine sequencing. Gold equivalent ounces produced and sold increased by 5% and 4% in 2022, respectively, compared to 2021, due to the increase in grade and recovery.

Metal sales in 2022 increased by 3%, compared to 2021, largely due to the increase in gold equivalent ounces sold. Production cost of sales increased by 21% in 2022, compared to 2021, largely due to an increase in gold equivalent ounces sold, inflationary cost pressures on consumables, contractors, labour, and maintenance costs, as well as unfavourable foreign exchange movements. Depreciation, depletion and amortization increased by 3% in 2022, compared to 2021, largely due to the increase in gold equivalent ounces sold.

La Coipa (100% ownership and operator) – Chile

	Year ended December 31, 2022
Operating Statistics	
Tonnes ore mined (000's)	2,850
Tonnes processed (000's)	1,949
Grade (grams/tonne):	
Gold	1.23
Silver	115.50
Recovery:	
Gold	81.8%
Silver	60.7%
Gold equivalent ounces:[a]	
Produced	109,576
Sold	99,915
Silver ounces:	
Produced (000's)	4,182
Sold (000's)	3,779
Financial Data (in millions)	
Metal sales	$ 177.9
Production cost of sales	57.2
Depreciation, depletion and amortization	25.6
	95.1
Other operating expense	7.7
Exploration and business development	5.6
Segment operating earnings	$ 81.8

(a) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2022 was 82.90:1.

Kinross acquired its 100% interest in the La Coipa open pit mine, located in the Atacama region in Chile, in 2007. In February 2022, the mine poured its first gold bar after restarting operations following the suspension of activities since October 2013.

Mining in 2022 was focused on the Phase 7 and Puren deposits. Production at La Coipa began in February 2022 and continued to increase throughout 2022 with December achieving an average mill throughput of 11,400 t/d. The mill is expected to increase to its sustained design capacity of 13,000 t/d by the end of the first quarter of 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2022

Tasiast (100% ownership and operator) – Mauritania

		Years ended December 31,		
	2022	2021	**Change**	**% Change**[a]
Operating Statistics				
Tonnes ore mined (000's)	**14,689**	3,544	**11,145**	**nm**
Tonnes processed (000's)	**6,572**	3,733	**2,839**	**76%**
Grade (grams/tonne)	**2.75**	1.69	**1.06**	**63%**
Recovery	**90.5%**	94.1%	**(3.6%)**	**(4%)**
Gold equivalent ounces:				
Produced	**538,591**	170,502	**368,089**	**nm**
Sold	**519,292**	174,193	**345,099**	**nm**
Financial Data (in millions)				
Metal sales	$ **935.0**	$ 314.7	$ **620.3**	**nm**
Production cost of sales	**380.1**	123.6	**256.5**	**nm**
Depreciation, depletion and amortization	**220.2**	136.9	**83.3**	**61%**
	334.7	54.2	**280.5**	**nm**
Other operating expense	**30.3**	116.9	**(86.6)**	**(74%)**
Exploration and business development	**4.9**	4.3	**0.6**	**14%**
Segment operating earnings (loss)	$ **299.5**	$ (67.0)	$ **366.5**	**nm**

(a)   "nm" means not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital, Nouakchott.

2022 vs. 2021

Tonnes of ore mined increased in 2022, compared to 2021, primarily due to mine sequencing involving the completion of mining in West Branch 3 in the first quarter of 2021 and access to a lower strip ratio section of West Branch 4 in 2022. Tonnes of ore processed in 2022 increased by 76% compared to 2021, due to the ramp-up of the 21k project in 2022 and the temporary suspension of milling operations due to the mill fire in June 2021. Mill grades in 2022 increased by 63%, compared to 2021, mainly due to planned mine sequencing involving a higher grade section of West Branch 4. Gold equivalent ounces produced and sold increased, compared to 2021, primarily due to higher mill grades and ramp-up of the 21k project in 2022 as well as the temporary suspension of milling operations in the prior year.

Metal sales in 2022 increased compared to 2021, due to the increases in gold equivalent ounces sold. In 2022, production cost of sales increased, compared to 2021, primarily due to the increase in gold equivalent ounces sold, and higher operating waste mined in 2022. Depreciation, depletion and amortization increased by 61%, compared to 2021, primarily due to the increase in gold equivalent ounces sold. In 2021, other operating expense included $59.2 million of costs associated with the temporary suspension of milling operations and mill repair.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2022

Maricunga (100% ownership and operator) – Chile

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga through the acquisition of Bema Gold Corporation. During 2016, mining activities at Maricunga were suspended as a result of the imposition of a water curtailment order by Chile's environmental enforcement authority.

As a result of the suspension of mining and crushing activities at Maricunga in the fourth quarter of 2019, no ore was mined or processed in 2022 and 2021. No further production is expected while Maricunga continues to sell its remaining finished metals inventories.

In 2022, gold equivalent ounces sold of 3,191 increased by 14% compared to gold equivalent ounces sold of 2,787 for 2021. Metal sales and operating loss were $5.7 million and $40.0 million, respectively, for 2022, compared to $5.0 million and $17.8 million, respectively, for 2021. Operating loss includes net reclamation expense of $26.8 million, for 2022, compared to $3.6 million in 2021.

Discontinued operations

Russian operations (100% ownership and operator) – Russian Federation

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million is receivable on the one-year anniversary of closing. The Company's Russian operations are classified as discontinued operations.

In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, and a loss on disposition of $80.9 million during the year ended December 31, 2022.

	2022	2021	Change	% Change[f]
		Years ended December 31,		
Operating Statistics[a]				
Tonnes ore mined (000's)[b]	**570**	1,280	**(710)**	**(55%)**
Tonnes processed (000's)	**762**	1,697	**(935)**	**(55%)**
Grade (grams/tonne):				
Gold	**6.31**	8.29	**(1.98)**	**(24%)**
Silver	**60.57**	71.73	**(11.16)**	**(16%)**
Recovery:				
Gold	**93.6%**	95.0%	**(1.4%)**	**(1%)**
Silver	**85.0%**	84.9%	**0.1%**	**0%**
Gold equivalent ounces:[c]				
Produced	**169,156**	481,108	**(311,952)**	**(65%)**
Sold	**122,295**	480,968	**(358,673)**	**(75%)**
Silver ounces:				
Produced (000's)	**1,296**	3,329	**(2,033)**	**(61%)**
Sold (000's)	**690**	3,322	**(2,632)**	**(79%)**
Financial Data (in millions)				
Metal sales	$ **213.8**	$ 862.8	$ **(649.0)**	**(75%)**
Production cost of sales	**83.8**	306.2	**(222.4)**	**(73%)**
Depreciation, depletion and amortization	**12.6**	72.2	**(59.6)**	**(83%)**
Impairment charges[d]	**671.0**	-	**671.0**	**nm**
	(553.6)	484.4	**(1,038.0)**	**nm**
Other operating (income) expense	**(28.7)**	39.4	**(68.1)**	**(173%)**
Exploration and business development	**13.6**	33.0	**(19.4)**	**(59%)**
	$ **(538.5)**	$ 412.0	$ **(950.5)**	**nm**
Other expense - net[e]	**42.5**	6.7	**35.8**	**nm**
Net (loss) earnings before tax	$ **(581.0)**	$ 405.3	$ **(986.3)**	**nm**
Income tax expense	**61.2**	143.8	**(82.6)**	**(57%)**
Net (loss) earnings from discontinued operations	$ **(642.2)**	$ 261.5	$ **(903.7)**	**nm**

(a) *Operating statistics include the results of the Kupol and Dvoinoye mines. Mining activities were completed at Dvoinoye in the fourth quarter of 2020.*

(b) *Tonnes of ore mined relates entirely to the Kupol mine.*

(c) *"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2022 was 82.90:1 (2021 – 71.51:1).*

(d) *At March 31, 2022, the Company recognized an impairment charge of $671.0 million related to the remeasurement of the Company's Russian operations to fair value less costs to sell.*

(e) *Other expense - net for the year ended December 31, 2022 includes a loss on disposition of $80.9 million.*

(f) *"nm" means not meaningful.*

Chirano (90% ownership and operator) – Ghana[a]

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation ("Asante") for total consideration of $225.0 million in cash and shares. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, and the remaining cash consideration is receivable, with $55.0 million due on the six-month anniversary of closing, and $36.9 million due on each of the one-year and two-year anniversaries of closing. The Company's Chirano operations are classified as discontinued operations.

On February 10, 2023, the Company and Asante amended the sale agreement in respect of the deferred payment consideration of $55.0 million due on February 10, 2023. Under the amended agreement, the $55.0 million will be paid over 4 instalments ending on May 31, 2023 plus interest. In addition, the Company received 5.0 million Asante warrants on closing of the amended agreement.

In connection with the sale, the Company recognized a gain on disposition of $0.5 million during the year ended December 31, 2022.

		Years ended December 31,		
	2022	2021	**Change**	**% Change[c]**
Operating Statistics				
Tonnes ore mined (000's)	**1,731**	3,095	**(1,364)**	**(44%)**
Tonnes processed (000's)	**2,129**	3,433	**(1,304)**	**(38%)**
Grade (grams/tonne)	**1.33**	1.59	**(0.26)**	**(16%)**
Recovery	**83.0%**	86.9%	**(3.9%)**	**(4%)**
Gold equivalent ounces:				
Produced	**82,060**	154,668	**(72,608)**	**(47%)**
Sold	**87,823**	148,293	**(60,470)**	**(41%)**
Financial Data (in millions)				
Metal sales	$ **162.3**	$ 267.0	$ **(104.7)**	**(39%)**
Production cost of sales	**131.2**	201.6	**(70.4)**	**(35%)**
Depreciation, depletion and amortization	**14.9**	73.0	**(58.1)**	**(80%)**
	16.2	(7.6)	**23.8**	**nm**
Other operating (income) expense	**(4.5)**	1.0	**(5.5)**	**nm**
Exploration and business development	**4.9**	11.9	**(7.0)**	**(59%)**
	$ **15.8**	$ (20.5)	$ **36.3**	**177%**
Other income - net[b]	**(1.9)**	(0.3)	**(1.6)**	**nm**
Net earnings (loss) before tax	$ **17.7**	$ (20.2)	$ **37.9**	**188%**
Income tax expense (recovery)	**11.8**	(8.1)	**19.9**	**nm**
Net earnings (loss) from discontinued operations	$ **5.9**	$ (12.1)	$ **18.0**	**149%**

(a) Operating and financial data are at 100% for all periods.
(b) Other income - net for the year ended December 31, 2022 includes a gain on disposition of $0.5 million.
(c) "nm" means not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2022

Impairment charges and asset derecognition

			Years ended December 31,		
(in millions)		**2022**	2021	Change	% Change[a]
Inventories (i)	$	**106.8**	$ 95.2	$ 11.6	12%
Property, plant and equipment (ii)		**243.2**	49.3	193.9	nm
	$	**350.0**	$ 144.5	$ 205.5	142%

(a) "nm" means not meaningful.

i.   Inventories

During the year ended December 31, 2022, the Company recognized an impairment charge of $106.8 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The related income tax recovery of $18.9 million was recorded in income tax expense.

During the year ended December 31, 2021, the Company recognized an impairment charge of $95.2 million related to metal inventory as a result of a reduction in the estimate of recoverable ounces on the Bald Mountain Vantage heap leach pad due to the presence of carbonaceous ore. The related income tax recovery of $25.3 million was recorded in income tax expense.

ii.   Property, plant and equipment

Upon completion of its annual assessment of the carrying value of its cash-generating units ("CGU's"), the Company recorded an impairment charge of $243.2 million as at December 31, 2022, related to property, plant and equipment at Round Mountain. The impairment charge was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. The related income tax recovery of $41.8 million was recorded in income tax expense.

At December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain, which resulted in a charge of $49.3 million. The related income tax recovery of $13.1 million was recorded in income tax expense.

Impairment charges recognized against property, plant and equipment may be reversed if there are changes in the assumptions or estimates used in determining the recoverable amount of a CGU which indicate that a previously recognized impairment loss may no longer exist or may have decreased.

Other Operating Expense

			Years ended December 31,		
(in millions)		**2022**	2021	Change	% Change
Other operating expense	$	**113.8**	$ 266.4	$ (152.6)	(57%)

In 2022, other operating expense included environmental and other operating expenses for non-operating mining sites of $52.5 million and project and study costs of $6.2 million.

In 2021, other operating expense included environmental and other operating expenses for non-operating mining sites of $71.5 million, costs associated with the temporary suspension of milling operations and mill repair at Tasiast of $59.2 million, costs associated with stabilizing the north wall at Round Mountain of $50.1 million, and labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $20.8 million.

Exploration and Business Development

			Years ended December 31,		
(in millions)		**2022**	2021	Change	% Change
Exploration and business development	$	**154.1**	$ 88.2	$ 65.9	75%

Included in the total exploration and business development expense in 2022 are expenditures on exploration and technical evaluations totaling $135.9 million, compared to $63.6 million during the same period in 2021, with the increase primarily a result of spending at Great Bear. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $44.8 million for 2022 compared to $39.8 million for 2021.

Kinross was active on more than 18 mine sites, near-mine and greenfield initiatives in 2022, with a total of 336,019 metres drilled. In 2021, Kinross was active on more than 12 mine sites, near-mine and greenfield initiatives, with a total 90,327 metres drilled.

General and Administrative

(in millions)	2022	2021	Change	% Change
			Years ended December 31,	
General and administrative	$ 129.8	$ 114.4	$ 15.4	13%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, U.S., Brazil, Chile, the Netherlands, and the Canary Islands. The increase of $15.4 million for 2022 compared to 2021, is primarily due to restructuring costs.

Other Income – Net

(in millions)	2022	2021	Change	% Change [a]
		Years ended December 31,		
Insurance recoveries	$ 79.8	$ 91.1	(11.3)	(12%)
Net losses on dispositions of assets	(14.3)	(9.8)	(4.5)	(46%)
Other - net	(1.1)	2.3	(3.4)	(148%)
Other income - net	$ 64.4	$ 83.6	$ (19.2)	(23%)

(a)   "nm" means not meaningful.

Other income – net includes insurance recoveries related to the 2021 mill fire at Tasiast of $77.1 million in 2022 and $90.0 million in 2021, of which $121.5 million was received in 2022, and $28.5 million in 2021.

Finance Expense

(in millions)	2022	2021	Change	% Change
		Years ended December 31,		
Accretion of reclamation and remediation obligations	$ 25.5	$ 10.6	$ 14.9	141%
Interest expense, including accretion of lease liabilities	68.2	71.6	(3.4)	(5%)
Finance expense	$ 93.7	$ 82.2	$ 11.5	14%

Accretion of reclamation and remediation obligations increased by $14.9 million in 2022, compared to 2021 as a result of increases in the discount rates for the Company's reclamation and remediation obligations. Interest expense in 2022 was comparable to 2021. Interest capitalized in 2022 was $66.5 million, compared to $48.3 million in 2021.

Income and Mining Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Mauritania.

In 2022, the Company recorded income tax expense of $76.1 million, compared to income tax expense of $115.0 million in 2021. The $76.1 million of income tax expense in 2022 included $25.5 million of deferred tax recovery resulting from the net foreign currency translation of tax deductions related to the Company's operations in Brazil, and a deferred tax recovery of $60.7 million related to the impairment charges at Round Mountain. In 2021, the $115.0 million income tax expense included $22.7 million of deferred tax expense resulting from the net foreign currency translation of tax deductions related to the Company's operations in Brazil and a deferred tax recovery of $38.4 million related to the impairment and asset derecognition charges at Bald Mountain. Income tax expense, excluding these foreign exchange impacts, increased in 2022 compared to 2021, due to the differences in the level of income in the Company's operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for both 2022 and 2021 was 26.5%.

There are a number of factors that can significantly impact the Company's effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

Kinross' tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company's transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.

In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS.

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

(in millions)	**2022**	2021	**Change**	**% Change**[b]
Cash Flow:				
Of continuing operations provided from operating activities [a]	**$ 1,002.5**	$ 695.1	**$ 307.4**	**44%**
Of discontinued operations provided from operating activities [a]	**47.6**	440.1	**(392.5)**	**(89%)**
Of continuing operations used in investing activities [a]	**(1,898.0)**	(935.6)	**(962.4)**	**nm**
Of discontinued operations provided from (used in) investing activities [a]	**296.2**	(257.0)	**553.2**	**nm**
Of continuing operations provided from (used in) financing activities [a]	**437.5**	(623.2)	**1,060.7**	**nm**
Of discontinued operations provided from (used in) financing activities [a]	**-**	-	**-**	**nm**
Effect of exchange rate changes on cash and cash equivalents of continuing operations [a]	**(0.8)**	0.7	**(1.5)**	**nm**
Effect of exchange rate changes on cash and cash equivalents of discontinued operations [a]	**1.6**	0.5	**1.1**	**nm**
Decrease in cash and cash equivalents	**(113.4)**	(679.4)	**566.0**	**83%**
Cash and cash equivalents, beginning of period	**531.5**	1,210.9	**(679.4)**	**(56%)**
Cash and cash equivalents, end of period	**$ 418.1**	$ 531.5	**$ (113.4)**	**(21%)**

Years ended December 31,

(a) *The comparative figures have been updated retrospectively to present results from Russian and Chirano operations as discontinued operations.*
(b) *"nm" means not meaningful.*

Cash and cash equivalents balances decreased by $113.4 million in 2022 compared to a decrease of $679.4 million in 2021. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2022 vs. 2021

Net cash flow of continuing operations provided from operating activities increased by $307.4 million in 2022 compared to 2021, mainly due to an increase in margins, largely related to higher production at Tasiast, as a result of the temporary suspension of milling operations at Tasiast in the prior year, and the restart of operations at La Coipa during the year. In addition, other operating expense decreased due to costs in 2021 associated with the mill fire at Tasiast and stabilizing the north wall at Round Mountain.

Investing Activities

2022 vs. 2021

Net cash flow of continuing operations used in investing activities was $1,898.0 million in 2022, compared to $935.6 million in 2021. The primary uses of cash were for the acquisition of Great Bear ($1,027.5 million, net of cash acquired) and capital expenditures of $764.2 million. Interest paid and capitalized to property, plant and equipment was $43.7 million in 2022 compared to $47.8 million in 2021.

The primary uses of cash in 2021 were for capital expenditures of $821.7 million and net additions to long-term investments and other assets of $66.3 million.

The following table presents a breakdown of capital expenditures[a] on a cash basis:

(in millions)	2022	2021	Change	% Change[d]
		Years ended December 31,		
Operating segments				
Fort Knox	$ 86.1	$ 113.1	$ (27.0)	(24%)
Round Mountain	102.4	125.5	(23.1)	(18%)
Bald Mountain	87.6	39.0	48.6	125%
Paracatu	124.7	127.9	(3.2)	(3%)
La Coipa	155.5	117.5	38.0	32%
Tasiast	167.4	259.4	(92.0)	(35%)
Non-operating segments				
Great Bear	-	-	-	nm
Corporate and other[c]	40.5	39.3	1.2	3%
Total	$ 764.2	$ 821.7	$ (57.5)	(7%)

(a) "Capital expenditures" is reported as "Additions to property, plant and equipment" on the consolidated statement of cash flows.
(b) Results for the years ended December 31, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations, which also includes the Udinsk project previously included in the Corporate and other segment, due to the classification of these operations as discontinued as at December 31, 2022.
(c) "Corporate and other" includes corporate and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project, and Maricunga).
(d) "nm" means not meaningful.

In 2022, capital expenditures decreased by $57.5 million, compared to 2021 primarily due to mine sequencing at Tasiast, Fort Knox and Round Mountain involving a decrease in capital stripping. These decreases were partially offset by increased expenditures for development activities at La Coipa and an increase in capital stripping at Bald Mountain.

Financing Activities

2022 vs. 2021

Net cash flow of continuing operations provided from financing activities was $437.5 million in 2022, compared to net cash flow used in financing activities of $623.2 million in 2021. Net cash flows in 2022 include proceeds from the drawdown of debt of $1,097.6 million related to the acquisition of Great Bear and $200.0 million drawn on the revolving credit facility. Cash outflows included total debt repayments of $340.0 million, of which $300.0 million was on the revolving credit facility and $40.0 million on the Tasiast loan. Cash outflows also included payments of $300.8 million for the repurchase and cancellation of shares under the share buyback program, dividends paid to common shareholders of $154.0 million, and interest paid of $52.4 million.

Net cash outflows in 2021 include the $500.0 million repayment of senior notes on June 1, 2021, dividends paid to common shareholders of $151.1 million, payments of $100.2 million for the repurchase and cancellation of shares under the share buyback program, and interest paid of $46.9 million. In 2021, the Company drew $200.0 million on its revolving credit facility.

Balance Sheet

(in millions)	2022	2021	2020
		As at December 31,	
Cash and cash equivalents	$ 418.1	$ 531.5	$ 1,210.9
Current assets	$ 1,852.6	$ 1,948.9	$ 2,449.7
Total assets	$ 10,396.4	$ 10,428.1	$ 10,933.2
Current liabilities, including current portion of long-term debt	$ 751.5	$ 741.4	$ 1,348.4
Total debt and credit facilities, including current portion	$ 2,592.9	$ 1,629.9	$ 1,923.9
Total liabilities	$ 4,514.2	$ 3,778.5	$ 4,270.2
Common shareholders' equity	$ 5,823.7	$ 6,580.9	$ 6,596.5
Non-controlling interests	$ 58.5	$ 68.7	$ 66.5

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2022

At December 31, 2022, Kinross had cash and cash equivalents of $418.1 million, a decrease of $113.4 million from the balance as at December 31, 2021, primarily due to additions to property, plant and equipment of $764.2 million, total debt repayments of $340.0 million, payments of $300.8 million for the repurchase and cancellation of shares under the share buyback program and dividends paid to common shareholders of $154.0 million. These decreases were partially offset by net cash flows of continuing operations provided from operating activities of $1,002.5 million and the $360.0 million of cash consideration received on completion of the sale of the Company's Russian and Chirano operations. Current assets decreased by $96.3 million to $1,852.6 million, mainly due to the decrease in cash and cash equivalents and a decrease in inventories, partially offset by an increase in accounts receivable and other assets. Total assets decreased by $31.7 million to $10,396.4 million. Increases in property, plant and equipment, primarily related to the Great Bear acquisition were offset by the disposal of the Company's Russian and Chirano operations and the Round Mountain impairment charge. Total liabilities increased by $735.7 million to $4,514.2 million, mainly due to the $1.0 billion term loan entered into in the first quarter of 2022 to finance the cash portion of the acquisition of Great Bear and partially offset by the disposal of the Company's Russian and Chirano operations.

At December 31, 2021, Kinross had cash and cash equivalents of $531.5 million, a decrease of $679.4 million from the balance as at December 31, 2020, primarily due to the $500.0 million repayment of senior notes on June 1, 2021, capital expenditures of $821.7 million, dividends paid to common shareholders of $151.1 million, and payments of $100.2 million for the repurchase and cancellation of shares related to the share buyback program. These decreases were partially offset by cash flow provided from operating activities of $695.1 million and cash flow provided from discontinued operations of $440.1 million. Current assets decreased by $500.8 million to $1,948.9 million mainly due to the decrease in cash and cash equivalents, partially offset by an increase in inventories and accounts receivable. Total assets decreased by $505.1 million to $10,428.1 million mainly due to the decrease in current assets. Current liabilities decreased by $607.0 million to $741.4 million primarily due to the $500.0 million repayment of senior notes. Total liabilities decreased by $491.7 million to $3,778.5 million, mainly due to the decrease in current liabilities.

As of February 14, 2023, there were 1,224.8 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 4.3 million share purchase options outstanding under its share option plan.

On February 15, 2023, the Board of Directors declared a dividend of $0.03 per common share payable on March 23, 2023 to shareholders of record on March 8, 2023.

Financings and Credit Facilities

Senior notes

The Company's $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.

On June 1, 2021, the Company redeemed all outstanding 5.125% senior notes due September 1, 2021, which had an aggregate principal amount of $500.0 million. These notes were redeemed at a redemption price equal to their principal amount outstanding plus accrued and unpaid interest of $6.4 million.

The senior notes (collectively, the "notes") pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes, discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Revolving credit facility and term loan

As at December 31, 2022, the Company had utilized $206.7 million (December 31, 2021 - $206.5 million) of its $1,500.0 million revolving credit facility, of which $6.7 million was used for letters of credit.

On August 4, 2022, the Company amended its $1,500.0 million revolving credit facility to extend the maturity by one year to August 4, 2027.

During the first quarter of 2022, the Company drew $1,100.0 million on the revolving credit facility to finance the cash portion of the Great Bear acquisition. On March 7, 2022, the Company completed a new term loan for $1,000.0 million and used the proceeds to

settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility. The three year term loan, maturing on March 7, 2025, has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.

The Company repaid $100.0 million of the outstanding balance on the revolving credit facility in the second quarter of 2022. During the third quarter of 2022, an additional $200.0 million was repaid and subsequently, $100.0 million was drawn. In the fourth quarter of 2022, an additional $100.0 million was drawn resulting in a net drawn balance of $200.0 million as at December 31, 2022.

Loan interest on the revolving credit facility and term loan is variable and is dependent on the Company's credit rating. Based on the Company's credit rating at December 31, 2022, interest charges and fees are as follows:

Type of credit	
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements at December 31, 2022.

Tasiast loan

The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38%, with semi-annual interest and principal payments to be made in June and December for the term of the loan.

The Company made $40.0 million of scheduled principal payments in 2022, resulting in a balance of $160.0 million as at December 31, 2022.

As at December 31, 2022, the Company held $27.8 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in current and other long-term assets.

Other

The Company's $300.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended to June 30, 2024, effective July 1, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2022, $230.4 million (December 31, 2021 - $232.3 million) was utilized under this facility.

In addition, at December 31, 2022, the Company had $267.5 million (December 31, 2021 - $180.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.77%.

As at December 31, 2022, $318.0 million (December 31, 2021 - $308.2 million) of surety bonds were outstanding with respect to Kinross' properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.

The following table outlines the credit facilities' utilization and availability:

	As at,	
	December 31,	December 31,
(in millions)	2022	2021
Utilization of revolving credit facility	$ (206.7)	$ (206.5)
Utilization of EDC facility	(230.4)	(232.3)
Borrowings	$ (437.1)	$ (438.8)
Available under revolving credit facility	$ 1,293.3	$ 1,293.5
Available under EDC facility	69.6	67.7
Available credit	$ 1,362.9	$ 1,361.2

Total debt of $2,556.9 million as at December 31, 2022 consists of $1,243.4 million related to the senior notes, $200.0 million related to the revolving credit facility, $998.2 million related to the term loan and $151.3 million related to the Tasiast loan. The current portion of this debt relates to the semi-annual principal repayments on the Tasiast loan of $36.0 million due in 2023.

Liquidity Outlook

As at December 31, 2022, the Company has $189.4 million in expected principal and estimated interest payments relating to the Tasiast loan, senior notes, term loan and revolving credit facility due in the next 12 months.

We believe that the Company's existing cash and cash equivalents balance of $418.1 million, available credit of $1,362.9 million, and expected operating cash flows based on current assumptions (noted in Section 3 - *Outlook*) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - *Outlook*), debt repayments noted above, reclamation and remediation obligations, lease liabilities, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company's development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of additional lenders that include export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company's longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company's active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our long-term financial liabilities and off-balance sheet contractual obligations as at December 31, 2022:

(in millions)	Total	2023	2024-2027	2028 & thereafter
Long-term debt and credit facilities [(a)]	$ 2,610.0	$ 36.0	$ 2,324.0	$ 250.0
Lease liability obligations	53.2	26.3	19.4	7.5
Operating lease obligations	39.4	22.5	11.8	5.1
Purchase obligations [(b)]	1,617.1	962.7	644.5	9.9
Reclamation and remediation obligations	1,273.3	52.8	286.2	934.3
Interest and other fees	794.5	163.0	369.7	261.8
Total	$ 6,387.5	$ 1,263.3	$ 3,655.6	$ 1,468.6

(a)   Debt repayments are based on principal amounts due pursuant to the terms of existing indebtedness.
(b)   Includes both capital and operating commitments, of which $424.1 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

The following table provides a summary of derivative contracts outstanding at December 31, 2022 and their respective maturities:

Foreign currency	2023	2024
Brazilian real zero cost collars (in millions of U.S. dollars)	$ 98.4	$ 27.6
Average put strike (Brazilian real)	5.15	5.55
Average call strike (Brazilian real)	7.06	9.01
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$ 41.4	$ -
Average rate (Canadian dollar)	1.33	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$ 42.0	$ -
Average put strike (Chilean peso)	810	-
Average call strike (Chilean peso)	1,040	-
Energy		
WTI oil swap contracts (barrels)	565,200	-
Average price	$ 39.58	$ -

Subsequent to December 31, 2022, the following new derivative contracts were entered into:

- 403,000 barrels of WTI oil swap contracts at an average rate of $76.60 per barrel maturing in 2023; and
- $30.0 million of Brazilian real zero cost collars, maturing in 2023, with average put and call strikes of 5.00 and 6.00, respectively.

The Company enters into total return swaps ("TRS") as economic hedges of the Company's deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At December 31, 2022, 4,365,000 TRS units were outstanding.

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2022 or December 31, 2021.

Fair values of derivative instruments

The fair values of derivative instruments are noted in the table below:

| | As at, | |
| | December 31, | December 31, |
(in millions)	2022	2021
Asset (liability)		
Foreign currency forward and collar contracts	$ 2.8	$ (4.5)
Energy swap contracts	21.5	40.4
Total return swap contracts	1.9	1.7
	$ 26.2	$ 37.6

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority ("SMA") commenced an administrative proceeding against Compania Minera Maricunga ("CMM") alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM's pumping was impacting the "Valle Ancho" wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM's operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction") and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal. On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request and on August 7, 2017, upheld the SMA's Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal's ruling on procedural grounds and dismissed CMM's appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel ("CDE"). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the "Pantanillo" wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga's groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal's rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings where the matters remain pending.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation ("Crown") is the holder of a waste discharge permit (the "Permit") in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the "WDOE") renewed Buckhorn Mine's National Pollution Discharge Elimination System Permit (the "Renewed Permit"), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the "Settlement Agreement"). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board ("PCHB"). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the "Crown Action"). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB's decision. On April 12, 2017, Crown appealed the Ferry County Superior Court's ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court's decision and the PCHB's decision. On December 31, 2019, the Court of Appeals denied Crown's Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order ("AO") to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the "AO Appeal"). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown's satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation ("NOV") to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have been and are being taken to "control such waste or pollution or otherwise comply with this determination," which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Each calendar quarter beginning April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to "control such waste or pollution or otherwise comply with this determination," which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance ("OHA") filed a citizen's suit against Crown and Kinross Gold U.S.A., Inc. ("KGUSA") under the Clean Water Act ("CWA") for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs' motion for partial summary judgement as to certain of Crown and KGUSA's defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court's June 16, 2021 order and to contest penalties for these Permit exceedances. This matter remains pending.

Guarantor summarized financial information

The obligations of the Company under the senior notes were guaranteed at December 31, 2022 by the following 100% owned and consolidated subsidiaries of the Company (the "guarantor subsidiaries"): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., and Great Bear Resources Ltd. Great Bear Resources Ltd. was added as a guarantor and White Ice Ventures Limited was removed as a guarantor during the year ended December 31, 2022. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The summarized financial information of Kinross Gold Corporation, as issuer of the senior notes, and the guarantor subsidiaries is presented on a combined basis with intercompany balances and transactions between Kinross Gold Corporation and the guarantor subsidiaries eliminated. Kinross Gold Corporation's or the guarantor subsidiaries' equity in the earnings (losses) of and other gains from, intercompany receivables and payables with, and investments in non-guarantor subsidiaries are presented separately in, and have been excluded from, the accompanying supplemental summarized combined financial information. As a result of the divestitures of the Company's Russian and Chirano operations, the related equity in the earnings (losses) of and other gains from, non-guarantor subsidiaries has been split out between non-guarantor continuing and discontinued subsidiaries for the current year and comparative period.

Summarized combined statement of operations information

(in millions)	Years ended December 31,	
	2022	2021
Revenue	$ **2,520.4**	$ 2,285.8
Cost of sales	**2,428.8**	1,799.3
Gross profit	**91.6**	486.5
Operating earnings	**(134.4)**	293.3
Net earnings before equity in the earnings (losses) of, and other gains from, non-guarantor subsidiaries	**(241.7)**	187.4
Equity in the earnings (losses) of, and other gains from, non-guarantor continuing subsidiaries	**167.1**	(307.4)
Equity in the earnings (losses) of, and other gains from, non-guarantor discontinued subsidiaries	**(530.6)**	341.2
Net earnings	**(605.2)**	221.2
Net earnings attributable to common shareholders	$ **(605.2)**	$ 221.2

Summarized combined balance sheet information

(in millions)	As at December 31,	
	2022	2021
Current assets	$ **1,058.4**	$ 1,019.5
Current assets – with non-guarantor subsidiaries	**1,850.5**	1,937.9
Non-current assets	**4,795.3**	3,772.5
Non-current assets – with non-guarantor subsidiaries	**3,562.2**	4,504.9
Current liabilities	**478.3**	428.1
Current liabilities – with non-guarantor subsidiaries	**583.3**	618.8
Non-current liabilities	**3,244.2**	2,294.8
Non-current liabilities – with non-guarantor subsidiaries	**1,136.9**	1,312.2

7. SUMMARY OF QUARTERLY INFORMATION

(in millions, except per share amounts)	2022				2021[a]			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Metal sales	$ 1,076.2	$ 856.5	$ 821.5	$ 700.9	$ 614.9	$ 582.4	$ 707.9	$ 694.4
Net (loss) earnings from continuing operations attributable to common shareholders	$ (106.0)	$ 65.9	$ (9.3)	$ 81.3	$ (66.2)	$ (72.9)	$ 30.1	$ 79.1
Basic (loss) earnings per share from continuing operations attributable to common shareholders	$ (0.08)	$ 0.05	$ (0.01)	$ 0.06	$ (0.05)	$ (0.06)	$ 0.02	$ 0.06
Diluted (loss) earnings per share from continuing operations attributable to common shareholders	$ (0.08)	$ 0.05	$ (0.01)	$ 0.06	$ (0.05)	$ (0.06)	$ 0.02	$ 0.06
Net (loss) earnings from discontinued operations attributable to common shareholders	$ -	$ (1.0)	$ (31.0)	$ (605.1)	$ 63.5	$ 28.0	$ 89.2	$ 70.4
Net (loss) earnings attributable to common shareholders	$ (106.0)	$ 64.9	$ (40.3)	$ (523.8)	$ (2.7)	$ (44.9)	$ 119.3	$ 149.5
Basic (loss) earnings per share attributable to common shareholders	$ (0.08)	$ 0.05	$ (0.03)	$ (0.41)	$ -	$ (0.04)	$ 0.09	$ 0.12
Diluted (loss) earnings per share attributable to common shareholders	$ (0.08)	$ 0.05	$ (0.03)	$ (0.41)	$ -	$ (0.04)	$ 0.09	$ 0.12
Net cash flow of continuing operations provided from operating activities	$ 474.3	$ 173.2	$ 257.1	$ 97.9	$ 148.0	$ 140.3	$ 277.0	$ 129.8

(a) *The quarterly results were updated retrospectively to reflect the impact of the classification of Chirano and Russian operations as discontinued operations.*

The Company's results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which included the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. The comparative quarterly results have been updated retrospectively to reflect the impact of the classification of the Russian and Chirano operations as discontinued as at December 31, 2022.

During the fourth quarter of 2022, revenue from continuing operations was $1,076.2 million on sales of 620,599 total gold equivalent ounces from continuing operations compared to $614.9 million on sales of 342,184 total gold equivalent ounces from continuing operations during the fourth quarter of 2021. The increase is primarily due to the temporary suspension of milling operations at Tasiast in the prior year as a result of the mill fire in June 2021 and the restart of operations at La Coipa in 2022. The average gold price realized in the fourth quarter of 2022 was $1,731 per ounce compared to $1,797 per ounce in the fourth quarter of 2021.

Production cost of sales from continuing operations in the fourth quarter of 2022 increased by 73% compared to the fourth quarter of 2021, primarily due to the increase in gold equivalent ounces sold, and inflationary cost pressure on key consumables, such as fuel, emulsion and reagents, at all mine sites.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold, depreciable asset bases and mineral reserves.

Net cash flow of continuing operations provided from operating activities increased to $474.3 million in the fourth quarter of 2022 from $148.0 million in the fourth quarter of 2021, mainly due to an increase in margins and favourable working capital movements.

In the fourth quarter of 2022, the Company recorded after-tax impairment charges of $289.3 million related to metal inventory and property, plant and equipment at Round Mountain. The after-tax inventory impairment charge of $87.9 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The after-tax property, plant and equipment impairment charge of $201.4 million was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. In the fourth quarter of 2021, the Company recorded after-tax impairment and asset derecognition charges of $106.1 million related to metal inventory and property, plant and equipment at Bald Mountain. The after-tax inventory impairment charge of $69.9 million resulted

from a reduction in the estimate of recoverable ounces on the Vantage heap leach pad at December 31, 2021 due to the presence of carbonaceous ore. Property, plant and equipment related to the Vantage heap leach pad was also derecognized, resulting in an after-tax charge of $36.2 million.

8. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 ("SOX") and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross' management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' internal control over financial reporting was effective as at December 31, 2022.

Limitations of Controls and Procedures

Kinross' management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9. CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the audited consolidated financial statements.

Accounting Changes

On January 1, 2022, the Company adopted amendments to IAS 16 "Property, Plant and Equipment" and IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" as disclosed in Note 4 of the audited consolidated financial statements. On May 7, 2021, the IASB issued amendments to IAS 12 "Income Taxes". Details of this accounting change are disclosed in Note 4 of the audited consolidated financial statements.

10. RISK ANALYSIS

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company's Annual Information Form for the year ended December 31, 2021, which is available on the Company's website *www.kinross.com* and on *www.sedar.com* or is available upon request from the Company, and to the Company's Annual Information Form for the year ended December 31, 2022, which will be filed on SEDAR on or about March 31, 2023.

Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future significant price declines could cause continued commercial production to be uneconomical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political

or economic uncertainties.

In 2022, the Company's average realized gold price decreased to $1,793 per ounce from $1,797 per ounce in 2021. If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations, possibly materially. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall instability or failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material, and could have an adverse impact on Kinross' operations. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure, such as where insurance cannot be obtained at a reasonable cost. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, access to water, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, war, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross' operations, financial condition, and results of operations.

Available insurance does not cover all the potential risks associated with a mining company's operations. Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover various resulting losses.

Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production may not be generally available to Kinross or to other companies in the mining industry on acceptable terms. Kinross might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations. Kinross reviews its insurance coverage at least annually to ensure that, where available, appropriate and cost-effective coverage is obtained.

Environmental Impact and Related Regulatory Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross' operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, interpretations by Governments, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, interpretations or enforcement including those pertaining to taxes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross' operations or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

In light of tailings dam incidents in Brazil in 2015 and 2019, Brazilian lawmakers have passed and proposed further legislation aimed at addressing risks of future tailings dam failures. While there are a variety of measures under consideration, approved legislation at the federal and state level includes the potential increase of financial assurance requirements, increased fines and penalties for environmental damages and/or requirements for companies to further address risks to residents downstream. While regulations are pending on these issues, these laws and regulations may adversely affect Kinross' operations in Brazil or increase the costs associated with those operations.

Certain operations of the Company are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company's future operations and/or financial condition. For further details refer to Section 6 - *Other legal matters*.

Reclamation Costs and Financial Assurance

In certain jurisdictions, the Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions, bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances contemplated in Brazil under proposed tailings dam legislation. The amount and nature of financial assurance are dependent upon a number of factors, including the Company's financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operating, investing and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company's mine sites, including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company's operations, which could have a material adverse effect on the financial condition of the Company.

Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities. Kinross estimates the net present value of future cash outflows for reclamation and remediation costs under IFRS at $779.0 million as at December 31, 2022 based on information available as of that date. Any significant increases over the current estimates of these costs could have a material adverse effect on Kinross.

As of December 31, 2022, letters of credit totaling $463.2 million had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's letter of credit guarantee facility with Export Development Canada, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. In addition, at December 31, 2022, the Company had $317.0 million in surety bonds outstanding for this purpose with respect to its operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

Internal Controls

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of SOX, which requires an annual assessment by management of the effectiveness of Kinross' internal control over financial reporting and an attestation report by Kinross' independent auditors addressing the operating effectiveness of Kinross' internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Kinross' failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross' business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross' operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of SOX.

Indebtedness and an Inability to Satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross' level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross' ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross' growth strategy or other purposes; (b) limiting Kinross' ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross' vulnerability to general adverse economic and industry conditions, including increases in interest rates and reductions in the market price of gold and/or silver; (d) limiting Kinross' ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross' ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenditures and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross' ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flows from operations will be sufficient to allow it to pay principal and interest on Kinross' debt and meet its other obligations. If cash flows from operations are insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Mineral Reserve and Mineral Resource Estimates

The figures for mineral reserves and mineral resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold and silver prices and price assumptions used in those estimates, and the cost of recovering

and processing minerals at the individual mine sites. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable mineral reserves at Kinross' mines and development projects were estimated as of December 31, 2022, based upon an assumed gold price of $1,400 per ounce.

Prolonged declines in the market price of gold below the above noted level or in silver may render mineral reserves containing relatively lower grades of gold and/or silver mineralization uneconomic to exploit and could materially reduce Kinross' mineral reserve estimates. In addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such events occur, material write-downs of Kinross' investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, reduced income or increased losses and reduced cash flow. There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross's mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States' securities laws and other jurisdictions.

There are numerous uncertainties inherent in estimating proven and probable mineral reserves. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Development Projects

Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company's ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approvals. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross' financial condition and results of operations.

In addition, as a result of the substantial expenditures involved, development projects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these permits and approvals and meet permit requirements, are often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company's best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral

projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross' actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; a lower than expected recovery rate; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, earthquakes, and pandemics; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross' control. No assurance can be given that Kinross' cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross' future cash flows, profitability, results of operations and financial condition.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as diesel fuel, explosives, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and development projects. A shortage of, or inability to procure, such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company's ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company's operations in Chile and Brazil. Market prices of input commodities can be subject to inflation and volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company's control. An increase in the cost, or decrease in the availability, of input commodities, labour, or equipment due to factors beyond the Company's control such as a pandemic or a similar public health threat, may affect the timely conduct and cost of Kinross' operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross' operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company's financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price increases.

Uncertainty in Mauritania

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company's ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability ; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be inconsistently applied; (6) disputes under the application of the mining convention; (7) potential legal and practical difficulties with enforcement of the mining convention or relating to the definitive agreement entered into by the Company and the Government of Mauritania on July 15, 2021; and (8) inconsistent interpretation and application of tax laws including potential re-assessments of historical tax filings. These issues include, but are not limited to, a process and timetable for payment or offset of VAT refunds owed by the government to the Company, production royalties payable by the Company, the long-term stability in the Company's relationship with the workers' union, the availability of duty exonerations for fuel, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non-national workforce. There can be no assurance that further disputes will not arise between the parties including disputes with respect to the matters addressed by the definitive agreement, or the Company's mining convention.

U.S. Environmental Liability Risk

In the United States, certain mining wastes from extraction and processing of ores that would otherwise be considered hazardous waste under the RCRA and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency regulations governing hazardous waste. If mine wastes from the Company's U.S. mining operations are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company's activities and ownership interests potentially expose the Company to liability under CERCLA and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility,

could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unpermitted releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company's operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental laws and regulations, including, without limitation, the U.S. *Clean Water Act* and state law equivalents. Air emissions in the U.S. are subject to the *Clean Air Act* and its state equivalents as well. The Company has received notices of violation related to alleged breaches of the waste discharge permit at its Kettle River-Buckhorn site and is currently involved in a related legal action with the State of Washington and an environmental non-governmental organization. There can be no assurance that the Company will not receive further notices, fines or penalties in the future related to its waste discharge permit at Kettle River-Buckhorn. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company's U.S. mine sites.

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Mauritania, Finland and Canada and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: war; military conflicts, terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; unstable governments or political systems; expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non-nationals at Tasiast); illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change or instability; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation of funds; restrictions on the movement of personnel or importation of goods and equipment, global health crises or pandemics; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation or nationalization of assets.

The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable VAT on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company.

Governmental efforts to increase revenue from taxes and royalties have escalated in recent years. Brazil increased production royalties in 2018 and the State of Nevada increased taxes on gold and silver mining in 2022. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company.

Anti-bribery Legislation

The *Foreign Corrupt Practices Act* (United States) and the *Corruption of Foreign Public Officials Act* (Canada), and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining

business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross' internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company's affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross' reputation and social license to operate.

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The authorities may also require a more rigorous and time-consuming assessment of a requested permit than anticipated in the form of an Environmental Impact Statement versus a more streamlined Environmental Assessment. The loss of such permits, the requirements of such permits, third-party challenges to such permits, delays in the permitting process or the inability to obtain such permits may hinder or delay Kinross' ability to operate and could have a material effect on Kinross' financial performance and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Title to Properties, Community Relations and Indigenous Groups

The validity of mining rights, including mining claims which constitute most of Kinross' property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross' mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities, local communities and other third parties.

Certain of Kinross' United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These claims are also subject to legal uncertainty as reflected in the action titled Earthworks, et al. vs. Department of the Interior, et al., which is pending in the Court of Appeals for the D.C. Circuit, and in which a Kinross subsidiary has intervened. In that case, appellants contend that the Bureau of Land Management ("BLM") issued rules that unlawfully allow mining companies to permit too much acreage for millsites and further contend that the BLM must perform formal mining claim validity determinations and require payment of "fair market value" for the claims rather than annual claims maintenance payments. In November 2021, the Court of Appeals stayed the case indefinitely while the Appellants pursue a rule-making petition with the Department of the Interior. These rights may also be impacted by changes in applicable laws and regulations relating to mining claims in the United States.

Certain of Kinross' mining properties are subject to various royalty and land payment agreements. Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including Indigenous people. The assertion of such rights may trigger various international and national laws, codes, resolutions, conventions, guidelines, or impose obligations on governments and the Company to respect the rights of Indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company's mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Consultation and other rights of First Nations or Indigenous peoples may require accommodation including undertakings regarding employment, revenue sharing, procurement, other financial payments and other matters. This may affect the Company's ability to acquire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.

There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to the Company's current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company's activities or against the government's position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company's reputation, results of operations and financial performance.

Competition

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Joint Arrangements

Certain of the operations in which the Company has an interest are operated through joint arrangements with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint arrangement. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2023, sensitivity to a 10% change in the gold price is estimated to have an approximate $365 million impact on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2023, sensitivity to a 10% change in the silver price is estimated to have an approximate $17 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Interest Rate Fluctuations

Fluctuations in interest rates can affect the Company's results of operations and cash flow. The Company's cash and cash equivalents, as well as some of its short-term and long-term debt and credit facilities are subject to variable interest rates.

Hedging Risks

The Company's earnings can vary significantly with fluctuations in the market price of gold and silver. Kinross' practice is not to hedge long-term metal sales' exposures. However, the Company may assume or enter into forward sales contracts or similar instruments if hedges are acquired in a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2022, there were no metal derivative financial instruments outstanding. In addition, Kinross is not subject to margin requirements on any of its hedging lines.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in the world market in U.S. dollars. Kinross costs are incurred principally in Canadian dollars, U.S. dollars, Chilean pesos, Brazilian reais and Mauritanian ouguiyas. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold and silver production in U.S. dollar terms. Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross' cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso and Brazilian real are currently convertible into Canadian and U.S. dollars, they may not always be convertible in the future. The Mauritanian ouguiya is convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company's pre-tax earnings to changes in foreign currencies relative to the U.S. dollar is disclosed in Note 10 of the Company's financial statements for the year ended December 31, 2022.

Litigation Risk

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax

matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross' financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction. In the event of a dispute arising at Kinross' foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross' inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating, and the Company monitors the financial condition of each counterparty.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Credit Ratings and Debt Markets

The mining, processing, development, and exploration of Kinross' properties, as well as the acquisition of gold-bearing properties, may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross' properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

The Company's ability to access investment grade debt markets and the related cost of debt financing is dependent upon maintaining investment grade credit ratings. The Company has investment grade credit ratings from Fitch Ratings, Moody's and S&P. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company's existing debt as well as the Company's ability to access the capital markets and the cost of such debt financing.

If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to the rating agencies, or should the Company's business prospects deteriorate, the credit ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company's outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company's borrowing costs.

Acquisition and Disposition Strategy Risks and Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

As part of Kinross' business strategy, it has sought, and may continue to seek, to acquire new mining and development opportunities in the mining industry, along with assets to support its business operations or dispose of assets it currently owns. Any acquisition or disposition that Kinross may choose to complete which may be of a significant size, may change the scale of Kinross' business and operations, and may expose Kinross to new geographical, political, operational, financial and geological risks. Kinross' acquisition success depends on its ability to identify appropriate acquisition candidates, negotiate acceptable arrangements, including arrangements to finance acquisitions, and to integrate the acquired businesses and their personnel. Kinross may be unable to complete any acquisition, disposition or other business arrangement that it pursues on favourable terms. Any acquisitions, dispositions or other business arrangements completed may not ultimately benefit Kinross' business and could impair its results of operations, profitability and financial results. Acquisitions, dispositions and other business arrangements are accompanied by risks including, without limitation: a significant change in commodity prices after Kinross has committed to complete the transaction and established the

purchase price or exchange ratio; an acquired material ore body may prove to be below expectations; Kinross may have difficulty integrating and assimilating the operations, technologies and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization to support the expansion of Kinross' operations resulting from these acquisitions; the integration of the acquired business or assets or sales process may divert management's attention and disrupt Kinross' ongoing business and its relationships with employees, customers, suppliers and contractors; the acquired business or assets may have unknown liabilities which may be significant; a purchaser may be unable to pay all or part of any purchase price due after closing; and Kinross may become subject to litigation, which could result in substantial costs and damages and divert management's attention and resources. Additionally, although the Company conducts investigations in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller or purchaser if any of the representations or warranties provided in connection with an acquisition or disposition proves to be inaccurate or if the purchaser is unable to pay all or part of the purchase price due after closing. Should these or other risks develop, Kinross may suffer significant financial losses or be required to write-down the value of the assets acquired (See Risk Analysis related to impairment, below).

In addition, in the event that Kinross chooses to raise debt capital to finance any such acquisition, Kinross' leverage will be increased. If Kinross chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Kinross may choose to finance any such acquisition with its existing resources.

There can be no assurance that Kinross would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions.

Global Financial Condition

The volatility and challenges that global economies continue to experience affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

- Volatility in commodity prices, foreign exchange rates and interest rates;

- Tightening of credit markets;

- Counterparty risk; and

- Volatility in the prices of publicly traded entities.

The volatility in commodity prices, foreign exchange rates and interest rates directly impact the Company's revenues, earnings and cash flows, as noted above in the sections titled "Gold Price and Silver Price", "Foreign Currency Exchange Risk" and "Interest Rate Fluctuations".

Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company's liquidity.

As at December 31, 2022, the Company had $1,362.9 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross' equity portfolio.

Market Price Risk

Kinross' common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). The price of Kinross' common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk or actions by governments in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor's ability to

liquidate an investment and consequently an investor's interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross' common shares at any given point in time may not accurately reflect Kinross' long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management's attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company's financial position.

Impairment

The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the CGU or asset's recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset's carrying value to its recoverable amount. For property, plant and equipment and other long-lived assets, a previously recognized impairment loss may be reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. The recoverable amounts, or fair values, of the Company's CGUs are based, in part, on certain factors that may be partially or totally outside of Kinross' control. Kinross' fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

Climate Risks

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. The changes in legislation and regulation will likely increase the Company's compliance costs and may have an adverse effect on the Company's reputation if it is unsuccessful in complying with such requirements.

In addition, the physical risks of climate change may also have an adverse effect at some of Kinross' operations. These may include extreme weather events, changes in rainfall patterns, water shortages, and changing temperatures. These physical impacts could require the Company to curtail or close mining production and could prevent the Company from pursuing expansion opportunities. These effects may adversely impact the cost, production and financial performance of the Company's operations.

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rain water and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact the Company's operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross' financial performance, liquidity and results of operations.

Excessive rainfall, flooding or extreme weather events caused by increased variation in weather patterns, may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross' financial performance, liquidity and results of operations.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Human Resources

Production at Kinross' mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business.

Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross' business, results of operations, and financial condition.

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the aging workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross' operations could be adversely affected.

In addition, Kinross has a relatively small executive management team and in the event that the services of a number of these executives are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives.

Cybersecurity and Data Privacy Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, "IT systems"), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, and cyberattacks. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross' operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company's mitigation efforts including implementing an IT systems security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company's reputation. Any such occurrence could have an adverse impact on Kinross' financial condition and results of operations.

The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union ("EU"). The Company could incur substantial costs in complying with these various national regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant penalties and reputational harm, which in turn could adversely impact the Company's business and results of operations.

Refining Capacity

The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, Switzerland and the United States. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries' failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a risk that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages judgment or insurance proceeds are not received, the Company will incur a one-time non-cash charge related to the carrying value of the inventory.

Outbreak of Infectious Disease or Pandemic

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The extent to which COVID-19 and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of and the actions required to manage COVID-19 or remedy its impact, among others.

Brazilian Power Plants

The ownership and operation of our Brazilian power plants carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We may also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could impact the operation of the power plants and result in additional expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.

Illegal Mining

Illegal mining activities occur near, and occasionally on some of the Company's properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company's properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. The Company relies on government support and enforcement to manage illegal mining activities near its operations; however, enforcement is often lacking or inconsistent.

11. SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

All the non-GAAP financial measures and ratios in this document for the years ended December 31, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued. The comparative information for the year ended December 31, 2021, as previously presented in the MD&A and financial statements for the year ended December 31, 2021, has been updated retrospectively to exclude Chirano and Russia. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer presented on an attributable basis for the years ended December 31, 2022 and 2021, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis. All the non-GAAP financial measures and ratios in this document for the year ended December 31, 2020 comparative information are as previously presented in the MD&A and financial statements for the year ended December 31, 2020 and include results from the Company's Chirano and Russian operations.

Adjusted Net Earnings from Continuing Operations Attributable to Common Shareholders and Adjusted Net Earnings from Continuing Operations per Share[6]

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

		Years ended December 31,		
(in millions, except per share amounts)		**2022**	2021	2020
Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$	**31.9**	$ (29.9)	$ 1,342.4
Adjusting items:				
Foreign exchange (gains) losses		**(0.8)**	1.2	7.3
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense		**(25.5)**	22.7	101.2
Taxes in respect of prior periods		**16.2**	21.9	51.3
Impairment charges (reversals) and asset derecognition - net [(a)]		**350.0**	144.5	(650.9)
Restructuring costs		**13.0**	-	-
Reclamation expense		**23.5**	1.8	6.6
VAT recovery in respect of prior periods		**(24.2)**	-	-
Tasiast insurance recoveries		**(77.1)**	(90.0)	-
Loss (gain) on sale of assets		**14.3**	7.8	(1.2)
COVID-19 costs [(b)]		**-**	20.7	64.1
Tasiast mill fire related costs		**-**	60.3	-
Round Mountain pit wall stabilization costs		**-**	50.1	-
Mediation settlement provision		**-**	42.1	-
Tasiast definitive agreement settlement		**-**	10.0	-
U.S. CARES Act net benefit		**-**	-	(25.4)
Tasiast strike costs		**-**	-	8.3
Other [(c)]		**22.6**	11.3	1.4
Tax effects of the above adjustments		**(60.8)**	(63.7)	61.7
		251.2	240.7	(375.6)
Adjusted net earnings from continuing operations attributable to common shareholders	$	**283.1**	$ 210.8	$ 966.8
Weighted average number of common shares outstanding - Basic		**1,280.5**	1,259.1	1,257.2
Adjusted net earnings from continuing operations per share	$	**0.22**	$ 0.17	$ 0.77
Basic earnings (loss) from continuing operations per share attributable to common shareholders - as reported	$	**0.02**	$ (0.02)	$ 1.07

(a) During the year ended December 31, 2022, the Company recognized impairment charges of $350.0 million at Round Mountain, of which $106.8 million related to impairment of metal inventory and $243.2 million related to impairment of property, plant and equipment. The income tax recoveries related to the impairment charges were $18.9 million and $41.8 million, respectively. During the year ended December 31, 2021, the Company recognized impairment and asset derecognition charges of $144.5 million at Bald Mountain, of which $95.2 million related to impairment of metal inventory and $49.3 million related to the derecognition of property, plant and equipment. The income tax recoveries related to the impairment charges were $25.3 million and $13.1 million, respectively. During the year ended December 31, 2020, the Company recorded non-cash reversals of impairment charges of $689.0 million related to property, plant and equipment at Tasiast, Chirano and Lobo-Marte. The income tax expense related to the impairment reversals at Chirano and Lobo-Marte were $71.6 million and $4.6 million, respectively. In addition, the Company recorded impairment charges of $38.1 million related to certain supplies inventories.

(b) Includes COVID-19 related labour, health and safety, donations and other support program costs. For the year ended December 31, 2022, adjusted net earnings has not been adjusted for COVID-19 related costs of $8.7 million incurred at operating sites.

(c) Other includes various impacts, such as one-time costs at sites, and gains and losses on hedges, which the Company believes are not reflective of the Company's underlying performance for the reporting period.

---

6 All discussion and information presented in this section, including within tables, relating to results for the years ended December 31, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued as at December 31, 2022. Results for the year ended December 31, 2020 are from total operations and include results from the Company's Chirano and Russian operations. Accordingly, results for 2020 may not be comparable.

Free Cash Flow from Continuing Operations[6]

Free cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities less additions to property, plant and equipment. The Company believes that this measure, which is used internally to evaluate the Company's underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company's underlying performance. However, the free cash flow from continuing operations measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of free cash flow from continuing operations for the periods presented:

(in millions)		Years ended December 31,	
	2022	2021	2020
Net cash flow of continuing operations provided from operating activities - as reported	$ **1,002.5**	$ 695.1	$ 1,957.6
Less: Additions to property, plant and equipment	**(764.2)**	(821.7)	(916.1)
Free cash flow from continuing operations	$ **238.3**	$ (126.6)	$ 1,041.5

Adjusted Operating Cash Flow from Continuing Operations[6]

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company's regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

(in millions)		Years ended December 31,	
	2022	2021	2020
Net cash flow of continuing operations provided from operating activities - as reported	$ **1,002.5**	$ 695.1	$ 1,957.6
Adjusting items:			
Working capital changes:			
Accounts receivable and other assets	**(17.9)**	70.1	120.9
Inventories	**261.6**	125.0	6.8
Accounts payable and other liabilities, including income taxes paid	**10.3**	41.9	(172.6)
Total working capital changes	**254.0**	237.0	(44.9)
Adjusted operating cash flow from continuing operations	$ **1,256.5**	$ 932.1	$ 1,912.7

Production Cost of Sales from Continuing Operations per Ounce Sold on a By-Product Basis[6]

Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company's non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross' production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

		Years ended December 31,	
(in millions, except ounces and production cost of sales per ounce)	**2022**	2021	2020
Production cost of sales from continuing operations - as reported	$ **1,805.7**	$ 1,218.3	$ 1,725.7
Less: portion attributable to Chirano non-controlling interest [j]	**-**	-	(19.6)
Less: silver revenue [a]	**(98.9)**	(25.2)	(91.0)
Attributable [k] production cost of sales from continuing operations net of silver by-product revenue	$ **1,706.8**	$ 1,193.1	$ 1,615.1
Gold ounces sold from continuing operations	**1,872,342**	1,432,396	2,324,324
Less: portion attributable to Chirano non-controlling interest [j]	**-**	-	(16,589)
Attributable [k] gold ounces sold from continuing operations	**1,872,342**	1,432,396	2,307,735
Gold equivalent ounces sold from continuing operations	**1,927,818**	1,446,477	2,375,548
Attributable [k] production cost of sales from continuing operations per ounce sold on a by-product basis	$ **912**	$ 833	$ 700
Production cost of sales from continuing operations per equivalent ounce sold [b]	$ **937**	$ 842	$ 726

See page 58 of this MD&A for details of the footnotes referenced within the table above.

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Ounce Sold on a By-Product Basis[6]

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council ("WGC"). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized stripping, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the consolidated statements of operations, as follows:

	Years ended December 31,		
(in millions, except ounces and costs per ounce)	**2022**	2021	2020
Production cost of sales from continuing operations - as reported	**$ 1,805.7**	$ 1,218.3	$ 1,725.7
Less: portion attributable to Chirano non-controlling interest [j]	**-**	-	(19.6)
Less: silver revenue from continuing operations [a]	**(98.9)**	(25.2)	(91.0)
Attributable[k] production cost of sales from continuing operations net of silver by-product revenue	**$ 1,706.8**	$ 1,193.1	$ 1,615.1
Adjusting items on an attributable basis [k]:			
General and administrative [d]	**116.8**	114.4	117.9
Other operating expense - sustaining [e]	**28.5**	9.3	9.6
Reclamation and remediation - sustaining [f]	**42.7**	39.2	54.0
Exploration and business development - sustaining [g]	**30.6**	35.7	48.3
Additions to property, plant and equipment - sustaining [h]	**402.6**	349.2	373.5
Lease payments - sustaining [i]	**22.4**	32.6	19.7
All-in Sustaining Cost on a by-product basis - attributable [k]	**$ 2,350.4**	$ 1,773.5	$ 2,238.1
Adjusting items on an attributable [c] basis:			
Other operating expense - non-sustaining [e]	**45.1**	37.7	55.9
Reclamation and remediation - non-sustaining [f]	**8.0**	3.4	5.0
Exploration and business development - non-sustaining [g]	**122.3**	51.9	43.3
Additions to property, plant and equipment - non-sustaining [h]	**352.4**	468.4	536.9
Lease payments - non-sustaining [i]	**0.8**	1.2	1.0
All-in Cost on a by-product basis - attributable [c]	**$ 2,879.0**	$ 2,336.1	$ 2,880.2
Gold ounces sold from continuing operations	**1,872,342**	1,432,396	2,324,324
Less: portion attributable to Chirano non-controlling interest [l]	**-**	-	(16,589)
Attributable[k] gold ounces sold	**1,872,342**	1,432,396	2,307,735
Attributable[k] all-in sustaining cost from continuing operations per ounce sold on a by-product basis	**$ 1,255**	$ 1,238	$ 970
Attributable[c] all-in cost from continuing operations per ounce sold on a by-product basis	**$ 1,538**	$ 1,631	$ 1,248
Production cost of sales from continuing operations per equivalent ounce sold [b]	**$ 937**	$ 842	$ 726

See page 58 of this MD&A for details of the footnotes referenced within the table above.

All-In Sustaining Cost and Attributable All-In Cost from Continuing Operations per Equivalent Ounce Sold[6]

The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company's production of silver is converted into gold equivalent ounces and credited to total production.

All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the consolidated statements of operations, as follows:

	Years ended December 31,		
(in millions, except ounces and costs per equivalent ounce)	**2022**	2021	2020
Production cost of sales from continuing operations - as reported	**$ 1,805.7**	$ 1,218.3	$ 1,725.7
Less: portion attributable to Chirano non-controlling interest [j]	**-**	-	(19.6)
Attributable[k] production cost of sales	**$ 1,805.7**	$ 1,218.3	$ 1,706.1
Adjusting items on an attributable [k] basis:			
General and administrative [d]	**116.8**	114.4	117.9
Other operating expense - sustaining [e]	**28.5**	9.3	9.6
Reclamation and remediation - sustaining [f]	**42.7**	39.2	54.0
Exploration and business development- sustaining [g]	**30.6**	35.7	48.3
Additions to property, plant and equipment - sustaining [h]	**402.6**	349.2	373.5
Lease payments - sustaining [i]	**22.4**	32.6	19.7
All-in Sustaining Cost - attributable [k]	**$ 2,449.3**	$ 1,798.7	$ 2,329.1
Adjusting items on an attributable [c] basis:			
Other operating expense - non-sustaining [e]	**45.1**	37.7	55.9
Reclamation and remediation - non-sustaining [f]	**8.0**	3.4	5.0
Exploration and business development - non-sustaining [g]	**122.3**	51.9	43.3
Additions to property, plant and equipment - non-sustaining [h]	**352.4**	468.4	536.9
Lease payments - non-sustaining [i]	**0.8**	1.2	1.0
All-in Cost - attributable [c]	**$ 2,977.9**	$ 2,361.3	$ 2,971.2
Gold equivalent ounces sold from continuing operations	**1,927,818**	1,446,477	2,375,548
Less: portion attributable to Chirano non-controlling interest [l]	**-**	-	(16,621)
Attributable[k] gold equivalent ounces sold	**1,927,818**	1,446,477	2,358,927
Attributable[k] all-in sustaining cost from continuing operations per equivalent ounce sold	**$ 1,271**	$ 1,244	$ 987
Attributable[c] all-in cost from continuing operations per equivalent ounce sold	**$ 1,545**	$ 1,632	$ 1,260
Production cost of sales from continuing operations per equivalent ounce sold [b]	**$ 937**	$ 842	$ 726

See page 58 of this MD&A for details of the footnotes referenced within the table above.

Capital Expenditures From Continuing Operations[6]

Starting with this MD&A, we have included sustaining capital expenditures and non-sustaining capital expenditures as non-GAAP financial measures. Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized stripping unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs from continuing operations per ounce and attributable all-in costs from continuing operations per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)	Total USA	Paracatu (Brazil)	La Coipa (Chile)	Tasiast (Mauritania)	Other[a]	Discontinued operations[b]	Total
Year ended December 31, 2022:											
Sustaining capital expenditures	$ 78.7	$ 102.2	$ 35.3	$ -	$ 216.2	$ 124.7	$ 7.8	$ 52.7	$ 1.2	$ -	$ 402.6
Non-sustaining capital expenditures	7.4	0.2	52.3	33.2	93.1	-	147.7	114.7	6.1	-	361.6
Additions to property, plant and equipment - per cash flow	$ 86.1	$ 102.4	$ 87.6	$ 33.2	$ 309.3	$ 124.7	$ 155.5	$ 167.4	$ 7.3	$ -	$ 764.2
Year ended December 31, 2021:											
Sustaining capital expenditures	$ 72.5	$ 91.1	$ 30.3	$ -	$ 193.9	$ 127.9	$ -	$ 26.6	$ 0.8	$ -	$ 349.2
Non-sustaining capital expenditures	40.6	34.4	8.7	13.5	97.2	-	117.5	232.8	25.0	-	472.5
Additions to property, plant and equipment - per cash flow	$ 113.1	$ 125.5	$ 39.0	$ 13.5	$ 291.1	$ 127.9	$ 117.5	$ 259.4	$ 25.8	$ -	$ 821.7
Year ended December 31, 2020:											
Sustaining capital expenditures	$ 31.7	$ 30.4	$ 99.9	$ -	$ 162.0	$ 152.3	$ -	$ 18.8	$ 1.4	$ 42.6	$ 377.1
Non-sustaining capital expenditures	107.0	128.7	4.0	3.0	242.7	-	38.5	205.9	18.5	33.4	539.0
Additions to property, plant and equipment - per cash flow	$ 138.7	$ 159.1	$ 103.9	$ 3.0	$ 404.7	$ 152.3	$ 38.5	$ 224.7	$ 19.9	$ 76.0	$ 916.1

(a) Other includes non-sustaining capital expenditures of $5.9 million in 2022 at Lobo-Marte in Chile and sustaining and non-sustaining capital expenditures of $1.2 million and $0.2 million in 2022, respectively, in Canada.

(b) Results for the year ended December 31, 2021 have been updated retrospectively and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued as at December 31, 2022. Results for the year ended December 31, 2020 are from total operations and include results from the Company's Chirano and Russian operations. Accordingly, results for 2020 may not be comparable.

(a) *"Silver revenue" represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.*

(b) *"Production cost of sales from continuing operations per equivalent ounce sold" is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.*

(c) *"Attributable" includes Kinross' share of Manh Choh (70%) costs. As Manh Choh is a non-operating site, the attributable costs are non-sustaining costs and as such only impact the all-in-cost measures.*

(d) *"General and administrative" expenses is as reported on the consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.*

(e) *"Other operating expense – sustaining" is calculated as "Other operating expense" as reported on the consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.*

(f) *"Reclamation and remediation - sustaining" is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.*

(g) *"Exploration and business development – sustaining" is calculated as "Exploration and business development" expenses as reported on the consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.*

(h) *"Additions to property, plant and equipment – sustaining and non-sustaining are as presented on page 57 of this MD&A. Non-sustaining capital expenditures included in the calculation of attributable all-in-cost includes Kinross' share of Manh Choh (70%) costs. For December 31, 2020, sustaining and non-sustaining capital expenditures included in the calculation of attributable all-in sustaining cost and attributable all-in-cost includes Kinross' share of Chirano (90%) costs, and Manh Choh (70%) costs.*

(i) *"Lease payments – sustaining" represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.*

(j) *"Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the production cost of sales and ounces sold for the Chirano mine for the year ended December 31, 2020.*

(k) *"Attributable" includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs for the year ended December 31, 2020.*

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) "Outlook", "Project Updates and New Developments", "Other Developments" and "Liquidity Outlook" and include, without limitation, statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and free cash flow; the declaration, payment and sustainability of the Company's dividends or share repurchases; identification of additional resources and reserves; the Company's liquidity; the schedules and budgets for the Company's development projects; budgets for and future prospects for exploration, development and operation at the Company's operations and projects, including the Great Bear project, ramp-up at La Coipa, the Tasiast 24k project, Manh Choh and the Tasiast solar project; the Company's liquidity outlook; the identification of future mineral resources at the project, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words "advance", "believe", "continue", "estimates", "expects", "focus", "forecast", "guidance", "on schedule", "on track", "opportunity" "outlook", "plan", "potential", "priority", "prospect", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2022, and the Annual Information Form dated March 31, 2022 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company's operations and development projects being consistent with Kinross' current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company's expectations; and the successful completion of exploration consistent with the Company's expectations at the Company's projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross' current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and preliminary economic assessments, pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross' current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company's expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross' analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company's current and future mining operations, and the Company's internal models; (10) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross' expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross' current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company's current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as COVID-19; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation's expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company's financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained share repurchases and dividend payments; (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company's expectations; (20) the Company's estimates regarding the timing of completion of the Tasiast 24k project; and (21) that deferred payments in respect of the Russia or Ghana divestitures will be paid and, in the event any deferred payment is not paid, the applicable security packages will be realized and enforceable in a manner consistent with the Company's expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate

tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Analysis" section of our MD&A for the year ended December 31, 2022, and the "Risk Factors" set forth in the Company's Annual Information Form dated March 31, 2022 and the "Cautionary Statement on Forward-Looking Information" in our news release dated February 15, 2023. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold[7].

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say ''we'', ''us'', ''our'', the ''Company'', or ''Kinross'' in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims who is a "qualified person" within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company's qualified person as an external consultant.

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7 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management's Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation (the "Company"). The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit and Risk Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ J. Paul Rollinson   /s/ Andrea S. Freeborough

J. PAUL ROLLINSON   **ANDREA S. FREEBOROUGH**
President and Chief Executive Officer   Executive Vice-President and Chief Financial Officer
Toronto, Canada   Toronto, Canada
February 15, 2023   February 15, 2023

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Kinross Gold Corporation ("Kinross") is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross' internal control over financial reporting as of December 31, 2022, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kinross' internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

/s/ J. Paul Rollinson   /s/ Andrea S. Freeborough

J. PAUL ROLLINSON   **ANDREA S. FREEBOROUGH**
President and Chief Executive Officer   Executive Vice-President and Chief Financial Officer
Toronto, Canada   Toronto, Canada
February 15, 2023   February 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 15, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the recoverable amount of property, plant and equipment of the Round Mountain cash generating unit

As discussed in Note 7v to the consolidated financial statements, the carrying value of the Company's property, plant and equipment was $7,741.4 million as of December 31, 2022. As discussed in Note 8ii to the consolidated financial statements, as a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada, the Company recorded an impairment charge of $243.2 million related to property, plant and equipment at Round Mountain. As discussed in note 5(d) to the consolidated financial statements, the assessment of fair values, including those of the CGUs for purposes of testing long-lived assets for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company's LOM plans, as well as future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates.

We identified the assessment of the recoverable amount of property, plant and equipment of the Round Mountain cash generating unit as a critical audit matter. Significant auditor judgment was required to assess the significant assumptions of future and long-term gold prices, discount rate, recoverable production, and costs used to determine the future cash flows. In addition, auditor judgment was required to assess the mineral reserve and resources which form the basis of the life of mine plan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amount of the cash generating unit. This included controls over the determination of future cash flows in the life-of-mine model used to estimate the recoverable amount of the cash generating unit and the development of the significant assumptions. We assessed the estimates of recoverable production and cost assumptions used in the life of mine plan by comparing them to historical results. We evaluated the Company's estimate of mineral reserves and resources by analyzing changes from the prior year. We assessed the competence, capabilities and objectivity of the Company's personnel who prepared the historical reserve and resource estimates, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the future and long-term gold prices by comparing to third party estimates and evaluating the discount rate assumption by comparing to an estimate that was independently developed using publicly available third party sources.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2005.

Toronto, Canada
February 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Kinross Gold Corporation's (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), cash flows and equity for each of the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated February 15, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 15, 2023

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at	
		December 31, 2022	December 31, 2021
Assets			
Current assets			
Cash and cash equivalents	Note 7	$ 418.1	$ 531.5
Restricted cash	Note 7	10.1	11.4
Accounts receivable and other assets	Note 7	318.2	214.5
Current income tax recoverable		8.5	10.2
Inventories	Note 7	1,072.2	1,151.3
Unrealized fair value of derivative assets	Note 9	25.5	30.0
		1,852.6	1,948.9
Non-current assets			
Property, plant and equipment	Note 7	7,741.4	7,617.7
Goodwill	Note 6	-	158.8
Long-term investments	Note 7	116.9	98.2
Other long-term assets	Note 7	680.9	598.0
Deferred tax assets	Note 17	4.6	6.5
Total assets		$ 10,396.4	$ 10,428.1
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	Note 7	$ 550.0	$ 492.7
Current income tax payable		89.4	95.0
Current portion of long-term debt and credit facilities	Note 11	36.0	40.0
Current portion of provisions	Note 13	50.8	90.0
Other current liabilities	Note 7	25.3	23.7
		751.5	741.4
Non-current liabilities			
Long-term debt and credit facilities	Note 11	2,556.9	1,589.9
Provisions	Note 13	755.9	847.9
Long-term lease liabilities	Note 12	23.1	35.1
Other long-term liabilities		125.3	127.4
Deferred tax liabilities	Note 17	301.5	436.8
Total liabilities		$ 4,514.2	$ 3,778.5
Equity			
Common shareholders' equity			
Common share capital	Note 14	$ 4,449.5	$ 4,427.7
Contributed surplus		10,667.5	10,664.4
Accumulated deficit		(9,251.6)	(8,492.4)
Accumulated other comprehensive income (loss)	Note 7	(41.7)	(18.8)
Total common shareholders' equity		5,823.7	6,580.9
Non-controlling interests		58.5	68.7
Total equity		$ 5,882.2	$ 6,649.6
Commitments and contingencies	Note 19		
Subsequent events	Note 6 and 14		
Total liabilities and equity		$ 10,396.4	$ 10,428.1
Common shares			
Authorized		**Unlimited**	Unlimited
Issued and outstanding	Note 14	**1,221,891,341**	1,244,332,772

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board:

/s/ Glenn A. Ives   /s/ Kerry D. Dyte

Glenn A. Ives   **Kerry D. Dyte**
Director   Director

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except share and per share amounts)

		Years ended	
		December 31, 2022	December 31, 2021
Revenue			
Metal sales		$ 3,455.1	$ 2,599.6
Cost of sales			
Production cost of sales		1,805.7	1,218.3
Depreciation, depletion and amortization		784.0	695.7
Impairment charges and asset derecognition	Note 8	350.0	144.5
Total cost of sales		2,939.7	2,058.5
Gross profit		515.4	541.1
Other operating expense	Note 7	113.8	266.4
Exploration and business development		154.1	88.2
General and administrative		129.8	114.4
Operating earnings		117.7	72.1
Other income - net	Note 7	64.4	83.6
Finance income		18.3	10.8
Finance expense	Note 7	(93.7)	(82.2)
Earnings from continuing operations before tax		106.7	84.3
Income tax expense - net	Note 17	(76.1)	(115.0)
Earnings (loss) from continuing operations after tax		30.6	(30.7)
(Loss) earnings from discontinued operations after tax	Note 6	(636.3)	249.4
Net (loss) earnings		$ (605.7)	$ 218.7
Net earnings (loss) from continuing operations attributable to:			
Non-controlling interests		$ (1.3)	$ (0.8)
Common shareholders		$ 31.9	$ (29.9)
Net (loss) earnings from discontinued operations attributable to:			
Non-controlling interests		$ 0.8	$ (1.7)
Common shareholders		$ (637.1)	$ 251.1
Net (loss) earnings attributable to:			
Non-controlling interests		$ (0.5)	$ (2.5)
Common shareholders		$ (605.2)	$ 221.2
Earnings (loss) per share from continuing operations attributable to common shareholders			
Basic		$ 0.02	$ (0.02)
Diluted		$ 0.02	$ (0.02)
(Loss) earnings per share from discontinued operations attributable to common shareholders			
Basic		$ (0.50)	$ 0.20
Diluted		$ (0.50)	$ 0.20
(Loss) earnings per share attributable to common shareholders			
Basic		$ (0.47)	$ 0.18
Diluted		$ (0.47)	$ 0.17

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(expressed in millions of United States dollars)

		Years ended	
		December 31, 2022	December 31, 2021
Net (loss) earnings		$ (605.7)	$ 218.7
Other comprehensive income (loss), net of tax[a]:	Note 7		
Items that will not be reclassified to profit or loss:			
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value[b]		(13.5)	(19.8)
Items that are or may be reclassified to profit or loss in subsequent periods:			
Cash flow hedges - effective portion of changes in fair value[c]		13.5	38.2
Cash flow hedges - reclassified out of accumulated other comprehensive income ("AOCI")[d]		(22.9)	(13.5)
		(22.9)	4.9
Total comprehensive income (loss)		$ (628.6)	$ 223.6
Comprehensive income (loss) from continuing operations		$ 7.7	$ (25.8)
Comprehensive (loss) income from discontinued operations	Note 6	(636.3)	249.4
Total comprehensive income (loss)		$ (628.6)	$ 223.6
Attributable to non-controlling interests		$ (0.5)	$ (2.5)
Attributable to common shareholders		$ (628.1)	$ 226.1

(a) As at March 31, 2022, hedge accounting has been discontinued for all Russian rouble collar contracts. The related balance in AOCI of $13.8 million, net of tax recovery of $5.0 million was reclassified to (loss) earnings from discontinued operations after tax.

(b) Net of tax expense of $nil (2021 - $nil).

(c) Net of tax expense of $4.4 million (2021 - $12.4 million).

(d) Net of tax (recovery) of $(7.0) million (2021 - $(3.5) million).

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

		Years ended	
		December 31, 2022	December 31, 2021
Net inflow (outflow) of cash related to the following activities:			
Operating:			
Earnings (loss) from continuing operations after tax		$ 30.6	$ (30.7)
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from operating activities:			
Depreciation, depletion and amortization		784.0	695.7
Impairment charges and asset derecognition	Note 8	350.0	144.5
Share-based compensation expense		9.3	10.8
Finance expense		93.7	82.2
Deferred tax recovery		(56.2)	(36.9)
Foreign exchange losses and other		21.6	64.7
Reclamation expense	Note 13	23.5	1.8
Changes in operating assets and liabilities:			
Accounts receivable and other assets		17.9	(70.1)
Inventories		(261.6)	(125.0)
Accounts payable and accrued liabilities		130.4	116.2
Cash flow provided from operating activities		**1,143.2**	853.2
Income taxes paid		(140.7)	(158.1)
Net cash flow of continuing operations provided from operating activities		**1,002.5**	695.1
Net cash flow of discontinued operations provided from operating activities	Note 6	**47.6**	440.1
Investing:			
Additions to property, plant and equipment		(764.2)	(821.7)
Interest paid capitalized to property, plant and equipment	Note 11	(43.7)	(47.8)
Acquisitions, net of cash acquired	Note 6	(1,027.5)	-
Net additions to long-term investments and other assets		(67.2)	(66.3)
(Increase) decrease in restricted cash - net		(4.2)	0.2
Interest received and other - net		8.8	-
Net cash flow of continuing operations used in investing activities		**(1,898.0)**	(935.6)
Net cash flow of discontinued operations provided from (used in) investing activities	Note 6	**296.2**	(257.0)
Financing:			
Proceeds from drawdown of debt	Note 11	1,297.6	200.0
Repayment of debt	Note 11	(340.0)	(500.0)
Interest paid	Note 11	(52.4)	(46.9)
Payment of lease liabilities	Note 11	(23.2)	(33.8)
Dividends paid to common shareholders	Note 14	(154.0)	(151.1)
Repurchase and cancellation of shares	Note 14	(300.8)	(100.2)
Other - net		10.3	8.8
Net cash flow of continuing operations provided from (used in) financing activities		**437.5**	(623.2)
Net cash flow of discontinued operations provided from financing activities	Note 6	**-**	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations		**(0.8)**	0.7
Effect of exchange rate changes on cash and cash equivalents of discontinued operations		**1.6**	0.5
Decrease in cash and cash equivalents		**(113.4)**	(679.4)
Cash and cash equivalents, beginning of period		**531.5**	1,210.9
Cash and cash equivalents, end of period		**$ 418.1**	$ 531.5

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY
(expressed in millions of United States dollars)

		Years ended		
		December 31, 2022		December 31, 2021
Common share capital				
Balance at the beginning of the period		$ **4,427.7**	$	4,473.7
Common shares issued on acquisition of Great Bear	Note 6	**271.6**		-
Transfer from contributed surplus on exercise of restricted shares		**7.4**		7.8
Repurchase and cancellation of shares	Note 14	**(287.1)**		(62.9)
Options exercised, including cash		**29.9**		9.1
Balance at the end of the period		$ **4,449.5**	$	4,427.7
Contributed surplus				
Balance at the beginning of the period		$ **10,664.4**	$	10,709.0
Share options issued on acquisition of Great Bear	Note 6	**39.5**		-
Contingent value rights issued on acquisition of Great Bear	Note 6	**4.7**		-
Repurchase and cancellation of shares	Note 14	**(13.7)**		(37.3)
Share-based compensation		**9.3**		10.8
Transfer of fair value of exercised options and restricted shares		**(35.6)**		(18.1)
Other		**(1.1)**		-
Balance at the end of the period		$ **10,667.5**	$	10,664.4
Accumulated deficit				
Balance at the beginning of the period		$ **(8,492.4)**	$	(8,562.5)
Dividends paid	Note 14	**(154.0)**		(151.1)
Net (loss) earnings attributable to common shareholders		**(605.2)**		221.2
Balance at the end of the period		$ **(9,251.6)**	$	(8,492.4)
Accumulated other comprehensive income (loss)				
Balance at the beginning of the period		$ **(18.8)**	$	(23.7)
Other comprehensive income (loss), net of tax		**(22.9)**		4.9
Balance at the end of the period		$ **(41.7)**	$	(18.8)
Total accumulated deficit and accumulated other comprehensive loss		$ **(9,293.3)**	$	(8,511.2)
Total common shareholders' equity		$ **5,823.7**	$	6,580.9
Non-controlling interests				
Balance at the beginning of the period		$ **68.7**	$	66.5
Net loss attributable to non-controlling interests		**(0.5)**		(2.5)
Divestiture of Chirano discontinued operations		**(23.3)**		-
Funding from non-controlling interest and other		**13.6**		4.7
Balance at the end of the period		$ **58.5**	$	68.7
Total equity		$ **5,882.2**	$	6,649.6

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

1.   **DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS**

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the Board of Directors on February 15, 2023.

2.   **BASIS OF PRESENTATION**

These consolidated financial statements for the year ended December 31, 2022 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company's significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4. Significant accounting estimates, judgments and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

i.   Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year-end.

Entity	Property/ Segment	Location	As at December 31, 2022	December 31, 2021
Subsidiaries:				
Continuing Operations:				
(Consolidated)				
Kinross Brasil Mineração S.A.	Paracatu	Brazil	**100%**	100%
Compania Minera Mantos de Oro	La Coipa[a] and Lobo-Marte/Corporate and Other	Chile	**100%**	100%
Compania Minera Maricunga ("CMM")	Maricunga / Corporate and Other	Chile	**100%**	100%
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	**100%**	100%
KG Mining (Bald Mountain) Inc.	Bald Mountain	USA	**100%**	100%
Fairbanks Gold Mining, Inc.	Fort Knox	USA	**100%**	100%
Round Mountain Gold Corporation / KG Mining (Round Mountain) Inc.	Round Mountain	USA	**100%**	100%
Echo Bay Minerals Company	Kettle River - Buckhorn / Corporate and Other	USA	**100%**	100%
Peak Gold, LLC ("Manh Choh")	Manh Choh / Corporate and Other	USA	**70%**	70%
Great Bear Resources Ltd. ("Great Bear")[b]	Great Bear	Canada	**100%**	0%
Interest in joint venture:				
(Equity accounted)				
Sociedad Contractual Minera Puren	Puren / Corporate and Other	Chile	**65%**	65%
Subsidiaries:				
Discontinued Operations[c]:				
(Consolidated)				
Chirano Gold Mines Ltd.	Chirano	Ghana	-	90%
Chukotka Mining and Geological Company	Kupol	Russian Federation	-	100%
Northern Gold LLC	Dvoinoye/ Kupol	Russian Federation	-	100%
Udinsk Gold LLC	Chulbatkan / Corporate and Other	Russian Federation	-	100%

(a)   La Coipa refers to both the property and the segment.

(b)   On February 24, 2022, the Company completed the acquisition of Great Bear. See Note 6i.

(c)   On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project (see Note 6ii). On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana (see Note 6iii).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(a)   Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

(b)   Joint Arrangements

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control and requiring unanimous consent of each of the parties regarding those activities that significantly affect the returns of the arrangement. The Company's interest in a joint arrangement is classified as either a joint operation or a joint venture depending on its rights and obligations in the arrangement. In a joint operation, the Company has rights to its share of the assets, and obligations for its share of the liabilities, of the joint arrangement, while in a joint venture, the Company has rights to its share of the net assets of the joint arrangement. For a joint operation, the Company recognizes in the consolidated financial statements, its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company recognizes its investment in the joint arrangement using the equity method of accounting.

(c)   Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company's representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, AOCI and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investments in associates are impaired.

ii.   Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

- Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;
- Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
- Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and
- Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at FVOCI, is recognized in other comprehensive income ("OCI"), the related translation differences are also recognized in OCI.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.   **Cash and cash equivalents**

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks or in escrow that is not available for general corporate use. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost.

iv.   **Short-term investments**

Short-term investments include short-term money market instruments with terms to maturity at the date of acquisition of between three and twelve months. The carrying value of short-term investments is equal to cost and accrued interest. Short-term investments are classified as and measured at amortized cost.

v.   **Long-term investments**

Investments in entities that are not subsidiaries, joint operations, joint ventures or investments in associates are designated as financial assets at FVOCI. These equity investments are measured at fair value on acquisition and at each reporting date, with all realized and unrealized gains and losses recorded permanently in AOCI.

vi.   **Inventories**

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value ("NRV"). NRV is calculated as the difference between the prevailing or long-term metal price estimates, and estimated costs to complete production into a saleable form and estimated costs to sell.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write downs to NRV are accounted for on a prospective basis. The ultimate actual recovery of gold from a leach pad will not be known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads is to be recovered over a period exceeding twelve months, that portion is classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write downs in the event that there is a subsequent increase in NRV.

vii.   **Borrowing costs**

Borrowing costs are generally expensed as incurred except where they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

viii.   Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained.

A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods and services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to contribute to the creation of outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

- has begun planned principal activities;

- has employees, intellectual property and other inputs and processes that could be applied to those inputs to create outputs or have the ability to contribute to the creation of outputs;

- is pursuing a plan to produce outputs; and

- will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

The Company also has an option to apply a 'concentration test' that permits a simplified assessment of whether an acquired set of activities and assets is not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units ("CGUs"). Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest's proportionate share of the fair value of the acquiree's net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at their acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they are adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

ix.   Goodwill

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of any acquisition amount over such fair value being recorded as goodwill and allocated to CGUs. CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mineral property that is an operating or development stage mine is typically a CGU.

Goodwill arises principally because of the following factors: (1) the going concern value of the Company's capacity and ability to sustain and grow by replacing and augmenting mineral reserves through the potential to identify completely new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; (3) the optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional higher-cost

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

mineral reserves, to intensify efforts to develop the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future (this optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price); and (4) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.

x.   Exploration and evaluation ("E&E") costs

E&E costs are those costs required to find a mineral property and determine its commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs consist of:

- gathering exploration data through topographical and geological studies;

- exploratory drilling, trenching and sampling;

- determining the volume and grade of the resource;

- test work on geology, metallurgy, mining, geotechnical and environmental; and

- conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized E&E costs in property, plant and equipment.

Interest expense attributable to E&E qualifying assets is capitalized until the project demonstrates technical feasibility and commercial viability.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at acquisition cost. Acquired E&E costs consist of the price paid for:

- estimated potential ounces, and

- exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management's assessment of certain modifying factors including: legal, environmental, social and governmental factors.

xi.   Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property's acquisition cost at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Interest expense attributable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Acquired or capitalized E&E costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate.

Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the productive capacity or useful life of an asset.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(a)   Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral interests consist of:

- Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

- Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced.

(b)   Depreciation, depletion and amortization

For plant and other facilities, stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production ("UOP") method for determining depreciation, depletion and amortization, net of residual value. The expected useful lives used in the UOP calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining UOP does not exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are capitalized and amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves contained in the pit expansion.

Land is not depreciated.

Mobile and other equipment are generally depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use.

(c)   Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

xii.   Valuation of Goodwill and Long-lived Assets

Goodwill, if any, is tested for impairment on an annual basis as at December 31, and at any other time if events or changes in circumstances indicate that the recoverable amount of a CGU containing goodwill has been reduced below its carrying amount.

The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset's recoverable amount is estimated. In addition, capitalized E&E costs are assessed for impairment upon demonstrating the technical feasibility and commercial viability of a project. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment testing purposes.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset's carrying value to its recoverable amount.

For property, plant and equipment and other long-lived assets, a previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been recognized previously.

The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value ("NAV") of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company's continued use of the asset and does not take into account assumptions of significant future enhancements of an asset's performance or capacity to which the Company is not committed.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company's long-term life of mine ("LOM") plans, which are updated for each CGU on an annual basis.

xiii.   Leases

Right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date of a lease. Lease liabilities are initially measured at the present value of lease payments to be paid after the lease's commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured at cost, which consists of the initial amount of the lease liability adjusted for any lease payments made on or before the lease's commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or restore the leased asset, less any lease incentives received. ROU assets are depreciated on a straight-line basis over the shorter of the useful life of the asset or the term of the lease. If a purchase option is expected to be exercised, the asset is amortized over its useful life.

Lease liabilities are subsequently measured at amortized cost using the effective interest method and are re-measured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the assessment of whether a purchase, extension or termination option is likely to be exercised.

Lease payments for short-term leases, which have a lease term of 12 months or less, leases of low-value assets, as well as leases with variable lease payments are recognized as an expense over the term of such leases.

xiv.   Financial instruments and hedging activity

(a)   Financial instrument classification and measurement

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss ("FVPL") or FVOCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:

- it is held with the objective of collecting contractual cash flows; and

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment's fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis.

All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. This includes all derivative assets. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method.

Loss allowances for 'expected credit losses' are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not to equity investments. A loss event is not required to have occurred before a credit loss is recognized.

The Company has classified and measured its financial instruments as described below:

- Cash and cash equivalents, restricted cash and short-term investments are classified as and measured at amortized cost.

- Trade receivables and certain other assets are classified as and measured at amortized cost.

- Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI.

- Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost.

- Derivative assets and liabilities including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, are classified as and measured at FVPL.

(b)   Hedges

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. At the time of inception of the hedge and on an ongoing basis, the Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivative contracts that have been designated as cash flow hedges have been entered into in order to effectively establish prices for future production of metals, to hedge exposure to exchange rate fluctuations of foreign currency denominated settlement of capital and operating expenditures, to establish prices for future purchases of energy or to hedge exposure to interest rate fluctuations. Unrealized gains or losses arising from changes in the fair value of these contracts are recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction, identified at the contract inception, is completed, unless such hedged transaction results in the recognition of a non-financial asset. Any ineffective portion of a hedge relationship is recognized immediately in earnings. The Company matches the realized gains or losses on contracts designated as cash flow hedges with the hedged expenditures at the maturity of the contracts.

When derivative contracts designated as cash flow hedges have been terminated or cease to be effective prior to maturity and no longer qualify for hedge accounting, any gains or losses recorded in OCI up until the time the contracts do not qualify for hedge accounting, remain in OCI. These amounts recorded in OCI are recognized in earnings in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in earnings in the period in which they occur.

For hedges that do not qualify for hedge accounting, gains or losses are recognized in earnings in the current period.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

xv.   **Share-based payments**

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company's share-based compensation plans are comprised of the following:

Share Option Plan: Stock options are generally equity-settled. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of options estimated to vest. Management estimates the number of awards likely to vest at the time of a grant and at each reporting date up to the vesting date. Annually, the estimated forfeiture rate is adjusted for actual forfeitures in the period. On exercise of the vested options, either shares are issued from treasury, or the options are cancelled and a cash payment equal to the 'in-the-money' value of the options is made.

Restricted Share Plan: Restricted share units ("RSUs") and Restricted performance share units ("RPSUs") are granted under the Restricted Share Plan.

Restricted Share Unit Plan (Cash-Settled): Cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash-Settled).

Both RSUs and RPSUs are awarded to certain employees as a percentage of long-term incentive awards.

(a)   RSUs may be equity or cash-settled and are recorded at fair value based on the market value of the shares at the grant date. The Company's compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of equity-settled RSUs, shares are generally issued from treasury. Cash-settled RSUs are accounted for as a liability at fair value and re-measured each period based on the current market value of the underlying stock at period end, with changes in the liability recorded as compensation expense each period.

(b)   RPSUs are equity-settled and are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions is fair valued based on the market value of the shares at the date of grant. The Company's compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury.

Deferred Share Unit Plan: Deferred share units ("DSUs") are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Employee Share Purchase Plan: The Company's contribution to the employee Share Purchase Plan ("SPP") is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last twenty trading sessions prior to the end of the period for shares issued from treasury, or are based on the price paid for common shares purchased in the open market.

xvi.   **Metal sales**

Metal sales includes sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding as at December 31, 2022 or December 31, 2021.

Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control,

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.

The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see Note 18. All reportable segments principally generate revenue from metal sales.

xvii.   Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where mining activities have ceased or are in reclamation, changes are charged directly to earnings. The present value is determined based on current market assessments of the time value of money using discount rates specific to the country in which the asset or reclamation site is located and is determined as the risk-free rate of borrowing approximated by the yield on sovereign debt for that country, with a maturity approximating the timing of cash flows. The periodic unwinding of the discounted obligation is recognized in the consolidated statement of operations as a finance expense.

xviii.   Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

xix.   Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the weighted average number of common shares

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

outstanding during the period. Diluted earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, warrants, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.   RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2022, the Company adopted amendments to IAS 16 which requires proceeds from selling items before the related item of property, plant and equipment is available for use to be recognized in profit or loss, together with the costs of producing those items. The initial adoption of these amendments did not have a material impact on the Company's financial statements and related note disclosures. These amendments were applied to the La Coipa mine restart during 2022.

On January 1, 2022, the Company adopted amendments to IAS 37 which clarified what costs an entity considers in assessing whether a contract is onerous. The adoption of these amendments did not have a material impact on the Company's financial statements and related note disclosures.

On May 7, 2021, the IASB issued amendments to IAS 12 "Income Taxes" to specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and will not have a significant impact on the financial statements as the Company already recognizes deferred tax as applicable per the amendments.

5.   SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

i.   Significant Judgments in Applying Accounting Policies

The areas which require management to make significant judgments in applying the Company's accounting policies in determining carrying values include, but are not limited to:

(a)   Mineral Reserves and Mineral Resources

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b)   Depreciation, depletion and amortization

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)   Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii. Significant Accounting Estimates and Assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a) Mineral Reserves and Mineral Resources

Proven and probable mineral reserves are the economically mineable parts of the Company's measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

(b) Purchase Price Allocation

Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates relating to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could affect the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

(c) Depreciation, depletion and amortization

Plants and other facilities used directly in mining activities are depreciated using the UOP method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment is generally depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation, depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

(d) Valuation of goodwill and long-lived assets

The assessment of fair values, including those of the CGUs for purposes of testing goodwill, if any, for potential impairment and long-lived assets for potential impairment or reversal of impairment, require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company's LOM plans, as well as future and long-term commodity prices, discount rates, NAV multiples, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other long-lived assets could impact the impairment analysis.

The Company's LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management.

Projected future revenues reflect the forecast future production levels at each of the Company's CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

mining assets. The fair value arrived at, as described above, is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment", as defined in Canadian Securities Administrators' National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Projected future revenues also reflect the Company's estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future metals prices. For the 2022 annual analysis, estimated 2023, 2024, 2025 and long-term gold prices of $1,700, $1,700, $1,700 and $1,600 per ounce, respectively, and short-term and long-term silver prices of $21 per ounce were used. For the 2021 analysis, estimated 2022, 2023, 2024 and long-term gold prices of $1,700, $1,700, $1,700 and $1,500 per ounce, respectively, and short-term and long-term silver prices of $20 per ounce were used.

The Company's estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources. For the 2022 annual analysis, estimated 2023, 2024, 2025 and long-term oil prices of $90, $70, $70 and $70 per barrel, respectively were used. For the 2021 analysis, estimated 2022, 2023, 2024, and long-term oil prices of $70, $60, $60, and $55 per barrel, respectively were used.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk. For the 2022 annual analysis, a discount rate of 5.20% was used to test the Round Mountain CGU. For the 2021 annual analysis, a discount rate of 3.63% was used to test the Kupol CGU.

Since public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, a market participant would generally apply a NAV multiple when estimating the fair value of a gold mining property. Consequently, where applicable, the Company estimates the fair value of each CGU by applying a market NAV multiple to the NAV of each CGU. The selected multiple applied to each CGU would take into consideration, among other factors: expected production growth in the near term; average cash costs over the life of the mine; potential remaining mine life; and stage of development of the asset.

(e)   **Inventories**

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or NRV. Write-downs, and subsequent reversals thereof, of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs and related reversals include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results as well as for changes to the mine plan over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, forecasted usage of supplies inventory, proven and probable reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(f)   Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management's best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(g)   Deferred taxes

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

(h)   Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

6.   ACQUISITIONS, DIVESTITURES AND CONTINUED OPERATIONS

i.   Acquisition of Great Bear Resources Ltd.

On February 24, 2022, the Company completed the acquisition of Great Bear Resources Ltd. through a plan of arrangement, whereby Kinross acquired all of the issued and outstanding common shares of Great Bear. Consideration for the acquisition included an up-front cash payment, the issuance of 49.3 million Kinross common shares and 9.9 million Kinross share options, and contingent consideration in the form of 59.3 million contingent value rights ("CVR"). Each CVR entitles the holder to acquire 0.1330 of a Kinross share upon Kinross' public announcement of commercial production at the Great Bear project, provided that a cumulative total of at least 8.5 million gold ounces of mineral reserves and measured and indicated mineral resources are disclosed.

The acquisition was accounted for as an asset acquisition, with total consideration paid of $1,391.9 million, determined as follows:

Purchase price		
Cash consideration	$	1,061.5
Common shares issued (49.3 million)[a]		271.6
Fair value of options issued (9.9 million)[b]		39.5
Fair value of contingent value rights issued (59.3 million)		4.7
Acquisition costs		14.6
Total purchase price	$	1,391.9

(a)   *Common shares issued were valued at the closing share price on February 23, 2022 of C$7.01. See Note 14.*
(b)   *Fair value of stock options was determined using the Black-Scholes option pricing model. See Note 15i.*

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The purchase price was allocated as follows:

Purchase price allocation		
Mineral interests - pre-development properties	$	1,367.8
Land, plant and equipment		0.6
Total property, plant and equipment		1,368.4
Net working capital		23.5
Total purchase price	$	1,391.9

ii.   Divestiture of Russian Discontinued Operations

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations to the Highland Gold Mining group of companies for total cash consideration of $340.0 million, of which $300.0 million was received on closing and the remaining $40.0 million is receivable on the one-year anniversary of closing. The Company's Russian operations are classified as discontinued operations.

In connection with the sale, the Company recognized an impairment charge of $671.0 million, which included $158.8 million related to goodwill, and a loss on disposition of $80.9 million during the year ended December 31, 2022. The deferred payment consideration was recorded at fair value using a discount rate of 20%, representing the significant financing component implicit in the sale agreement.

(Loss) earnings from Russian Discontinued Operations

		Years ended		
		December 31, 2022		December 31, 2021
Results of discontinued operations				
Revenue	$	213.8	$	862.8
Expenses[a]		794.8		457.5
(Loss) earnings before tax		(581.0)		405.3
Income tax expense - net		(61.2)		(143.8)
(Loss) earnings and other comprehensive income (loss) from discontinued operations after tax	$	(642.2)	$	261.5

(a)   Includes an impairment charge of $671.0 million, a loss on disposition of $80.9 million, as well as $18.8 million for the reclassification of AOCI to (loss) earnings from discontinued operations on the discontinuation of hedge accounting for Russian rouble collar contracts recognized during the year ended December 31, 2022.

Cash flows from Russian Discontinued Operations

		Years ended		
		December 31, 2022		December 31, 2021
Cash flows of discontinued operations:				
Net cash flow provided from operating activities	$	36.8	$	393.6
Net cash flow provided from (used) in investing activities[a]		263.5		(218.2)
Net cash flow used in financing activities		-		-
Effect of exchange rate changes on cash and cash equivalents		2.3		0.4
Net cash flow of discontinued operations	$	302.6	$	175.8

(a)   Net cash flows provided from investing activities for the year ended December 31, 2022 includes cash proceeds received on completion of the sale of the Company's Russian operations of $300.0 million, net of cash disposed. Net cash flows used in investing activities for the year ended December 31, 2021 includes $141.5 million paid to settle the deferred payment obligation related to the acquisition of the Chulbatkan license.

iii.   Divestiture of Chirano Discontinued Operations

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation ("Asante") for total consideration of $225.0 million in cash and shares. In accordance with the sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante shares on closing, and the

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

remaining cash consideration is receivable, with $55.0 million due on the six-month anniversary of closing, and $36.9 million due on each of the one-year and two-year anniversaries of closing. The Company's Chirano operations are classified as discontinued operations.

On February 10, 2023, the Company and Asante amended the sale agreement in respect of the deferred payment consideration of $55.0 million due on February 10, 2023. Under the amended agreement, the $55.0 million will be paid over 4 instalments ending on May 31, 2023 plus interest. In addition, the Company received 5.0 million Asante warrants on closing of the amended agreement.

In connection with the sale, the Company recognized a gain on disposition of $0.5 million during the year ended December 31, 2022. The Asante shares received were recorded at fair value based on the quoted market price on the closing date. The deferred payment consideration was recorded at fair value using a discount rate of 10%, representing the significant financing component implicit in the sale agreement.

Earnings (loss) from Chirano Discontinued Operations

	Years ended			
	December 31, 2022		December 31, 2021	
Results of discontinued operations				
Revenue	$	162.3	$	267.0
Expenses[a]		144.6		287.2
Earnings (loss) before tax		17.7		(20.2)
Income tax (expense) recovery - net		(11.8)		8.1
Earnings (loss) and other comprehensive income (loss) from discontinued operations after tax	$	5.9	$	(12.1)

(a)   Includes a gain on disposition of $0.5 million recognized during the year ended December 31, 2022.

Cash flows from Chirano Discontinued Operations

	Years ended			
	December 31, 2022		December 31, 2021	
Cash flows of discontinued operations:				
Net cash flow provided from operating activities	$	10.8	$	46.5
Net cash flow provided from (used) in investing activities[a]		32.7		(38.8)
Net cash flow used in financing activities		-		-
Effect of exchange rate changes on cash and cash equivalents		(0.7)		0.1
Net cash flow of discontinued operations	$	42.8	$	7.8

(a)   Net cash flows provided from investing activities for the year ended December 31, 2022 includes proceeds on completion of the sale of the Company's Chirano operations of $60.0 million.

7.   CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.   Cash and cash equivalents:

	December 31, 2022		December 31, 2021	
Cash	$	269.8	$	386.8
Short-term deposits		148.3		144.7
	$	418.1	$	531.5

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.   Restricted cash:

	December 31, 2022	December 31, 2021
Restricted cash[a]	$ 10.1	$ 11.4

(a) *Includes loan escrow judicial deposits, environmental indemnity deposits, and $2.8 million related to the Tasiast loan. See Note 11iii for details of the Tasiast loan and cash restricted for future loan payments as at December 31, 2022.*

iii.   Accounts receivable and other assets:

	December 31, 2022	December 31, 2021
Prepaid expenses	$ 33.8	$ 31.9
VAT receivable	90.9	79.5
Deposits	7.9	16.6
Deferred payment consideration[a]	125.8	-
Other[b]	59.8	86.5
	$ 318.2	$ 214.5

(a) *As at December 31, 2022, Deferred payment consideration includes $36.6 million and $89.2 million, respectively, related to the fair value of the deferred payment consideration in connection with the sale of the Company's Russian and Chirano operations. See Note 6ii and 6iii.*

(b) *As at December 31, 2022, Other includes $17.1 million (December 31, 2021 - $61.5 million) related to insurance recoveries for the 2021 Tasiast mill fire.*

iv.   Inventories:

	December 31, 2022	December 31, 2021
Ore in stockpiles[a]	$ 360.4	$ 250.7
Ore on leach pads[b],[c]	643.2	589.1
In-process	82.5	111.4
Finished metal	62.0	64.0
Materials and supplies	320.8	459.9
	1,468.9	1,475.1
Long-term portion of ore in stockpiles and ore on leach pads[a],[b],[c]	(396.7)	(323.8)
	$ 1,072.2	$ 1,151.3

(a) *Ore in stockpiles relates to the Company's operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7vii.*

(b) *Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2024, Fort Knox in 2028 and Round Mountain in 2024. The last tonne of ore was placed on the Tasiast leach pads during 2020. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7vii.*

(c) *During the years ended December 31, 2022 and 2021, impairment charges to inventories were recorded to reduce the carrying value of inventory to its net realizable value. See Note 8i.*

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.   Property, plant and equipment:

	Land, plant and equipment[a]	Mineral Interests Development and operating properties[b]	Pre-development properties[c]	Total
Cost				
Balance at January 1, 2022	$ 10,524.5	$ 10,560.6	$ 517.3	$ 21,602.4
Additions	463.9	310.1	7.1	781.1
Acquisitions[d]	0.6	-	1,367.8	1,368.4
Capitalized interest	17.9	18.9	29.7	66.5
Disposals[e]	(1,496.0)	(2,825.9)	(356.0)	(4,677.9)
Transfers[f]	-	161.8	(161.8)	-
Change in reclamation and remediation obligations	-	(6.4)	-	(6.4)
Other	4.3	3.5	(1.2)	6.6
Balance at December 31, 2022	9,515.2	8,222.6	1,402.9	19,140.7
Accumulated depreciation, depletion, amortization and impairment charges				
Balance at January 1, 2022	$ (6,886.3)	$ (7,098.4)	$ -	$ (13,984.7)
Depreciation, depletion and amortization	(490.7)	(419.2)	-	(909.9)
Impairment charge[g]	(115.1)	(128.1)	-	(243.2)
Disposals[e]	1,326.6	2,411.9	-	3,738.5
Balance at December 31, 2022	(6,165.5)	(5,233.8)	-	(11,399.3)
Net book value	$ 3,349.7	$ 2,988.8	$ 1,402.9	$ 7,741.4
Amount included above as at December 31, 2022:				
Assets under construction	$ 338.4	$ 311.2	$ -	$ 649.6
Assets not being depreciated[h]	$ 593.5	$ 734.8	$ 1,402.9	$ 2,731.2

(a)   *Additions includes $14.8 million of "ROU" assets for lease arrangements entered into during the year ended December 31, 2022. Depreciation, depletion and amortization includes depreciation for leased ROU assets of $20.1 million during the year ended December 31, 2022. The net book value of property, plant and equipment includes leased ROU assets with an aggregate net book value of $48.9 million as at December 31, 2022.*

(b)   *As at December 31, 2022, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Tasiast, La Coipa, Lobo-Marte and the Manh Choh project.*

(c)   *As at December 31, 2022, significant pre-development properties includes $1.4 billion for the Great Bear project.*

(d)   *On February 24, 2022, the Company acquired Great Bear. See Note 6i. Land, plant, and equipment acquired included $0.3 million of ROU assets.*

(e)   *On June 15, 2022, the Company announced that it had completed the sale of its Russian operations (see Note 6ii) and on August 10, 2022, the Company announced that it had completed the sale of its Chirano operations (see Note 6iii).*

(f)   *During the year ended December 31, 2022, the Manh Choh project was transferred from pre-development properties to development and operating properties upon demonstration of technical feasibility and commercial viability.*

(g)   *As at December 31, 2022, an impairment charge relating to property, plant and equipment at Round Mountain was recorded. See Note 8ii.*

(h)   *Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.*

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests		
		Development and		
	Land, plant and	operating	Pre-development	
	equipment[a]	properties[b]	properties[c]	Total
Cost				
Balance at January 1, 2021	$ 10,190.0	$ 10,136.2	$ 465.3	$ 20,791.5
Additions	501.2	434.5	46.8	982.5
Capitalized interest	25.0	19.8	3.5	48.3
Disposals	(59.6)	-	-	(59.6)
Derecognition[d]	(134.4)	(14.1)	-	(148.5)
Change in reclamation and remediation obligations	-	(17.8)	0.1	(17.7)
Other	2.3	2.0	1.6	5.9
Balance at December 31, 2021	10,524.5	10,560.6	517.3	21,602.4
Accumulated depreciation, depletion, and amortization				
Balance at January 1, 2021	$ (6,471.3)	$ (6,666.7)	$ -	$ (13,138.0)
Depreciation, depletion and amortization	(556.2)	(437.7)	-	(993.9)
Derecognition[d]	90.8	8.4	-	99.2
Disposals	48.8	-	-	48.8
Other	1.6	(2.4)	-	(0.8)
Balance at December 31, 2021	(6,886.3)	(7,098.4)	-	(13,984.7)
Net book value	$ 3,638.2	$ 3,462.2	$ 517.3	$ 7,617.7
Amount included above as at December 31, 2021:				
Assets under construction	$ 399.9	$ 326.5	$ 65.2	$ 791.6
Assets not being depreciated[e]	$ 646.5	$ 661.0	$ 517.3	$ 1,824.8

(a) Additions includes $10.2 million of ROU assets for lease arrangements entered into during the year ended December 31, 2021. Depreciation, depletion and amortization includes depreciation for leased ROU assets of $32.2 million during the year ended December 31, 2021. The net book value of property, plant and equipment includes leased ROU assets with an aggregate net book value of $54.2 million as at December 31, 2021.

(b) As at December 31, 2021, the significant development and operating properties are Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa, and Lobo-Marte.

(c) As at December 31, 2021, the significant pre-development properties are the Chulbatkan license area, including the Udinsk project, and the Manh Choh project.

(d) During the year ended December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain. See Note 8ii.

(e) Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Great Bear, Tasiast and La Coipa and had a weighted average borrowing rate of 4.78% and 5.78% during the years ended December 31, 2022 and 2021, respectively.

As at December 31, 2022, $1,476.3 million of E&E assets were included in mineral interests (December 31, 2021 - $603.6 million).

During the year ended December 31, 2022, the Company had additions of $1,367.8 million related to the acquisition of Great Bear (see Note 6i), and transferred $161.8 million to capitalized development related to the Manh Choh project.

During the year ended December 31, 2022, $44.8 million of E&E costs were capitalized and included in investing cash flows (year ended December 31, 2021 - $39.8 million). During the year ended December 31, 2022, $87.0 million of E&E costs were expensed and included in operating cash flows (year ended December 31, 2021 - $33.9 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

vi.   Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in AOCI as follows:

	December 31, 2022		December 31, 2021	
	Fair value	**Gains (losses) in AOCI[a]**	Fair value	Gains (losses) in AOCI[a]
Investments in an accumulated gain position	$ **55.0**	$ **3.2**	$ 12.4	$ 0.7
Investments in an accumulated loss position	**61.9**	**(70.0)**	85.8	(49.3)
Net realized gains	**-**	**7.6**	-	2.9
	$ **116.9**	$ **(59.2)**	$ 98.2	$ (45.7)

(a)   See note 7x for details of changes in fair values recognized in OCI during the years ended December 31, 2022 and 2021.

vii.   Other long-term assets:

	December 31, 2022	December 31, 2021
Long-term portion of ore in stockpiles and ore on leach pads[a]	$ **396.7**	$ 323.8
Deferred charges, net of amortization	**6.8**	7.3
Long-term receivables[b]	**143.7**	110.8
Advances for the purchase of capital equipment	**60.1**	45.8
Restricted cash[c]	**25.0**	25.0
Unrealized fair value of derivative assets[d]	**1.5**	15.1
Investment in joint venture - Puren[e]	**6.1**	7.1
Other	**41.0**	63.1
	$ **680.9**	$ 598.0

(a)   Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at December 31, 2022, long-term ore in stockpiles was at the Company's Paracatu, Tasiast and La Coipa mines, and long-term ore on leach pads was at the Company's Fort Knox mine.
(b)   As at December 31, 2022, Long-term receivables includes $31.6 million related to the fair value of the deferred payment consideration in connection with the sale of the Company's Chirano operations. See Note 6iii.
(c)   See Note 11iii for details of the Tasiast loan and cash restricted for future loan payments as at December 31, 2022.
(d)   See Note 9i for details of the non-current portion of unrealized fair value of derivative assets.
(e)   The Company's Puren joint venture investment is accounted for under the equity method. There are no publicly quoted market prices for Puren.

viii.   Accounts payable and accrued liabilities:

	December 31, 2022	December 31, 2021
Trade payables	$ **119.1**	$ 87.8
Accrued liabilities[a]	**302.0**	270.5
Employee related accrued liabilities	**128.9**	134.4
	$ **550.0**	$ 492.7

(a)   Includes accrued interest payable of $41.9 million as at December 31, 2022 (year ended December 31, 2021 - $25.3 million). See Note 11v.

ix.   Other current liabilities:

	December 31, 2022	December 31, 2021
Current portion of lease liabilities[a]	$ **24.5**	$ 19.7
Current portion of unrealized fair value of derivative liabilities[b]	**0.8**	4.0
	$ **25.3**	$ 23.7

(a)   See Note 12 for details of the current portion of lease liabilities.
(b)   See Note 9i for details of the current portion of unrealized fair value of derivative liabilities.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

x.   Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2020	$ (25.9)	$ 2.2	$ (23.7)
Other comprehensive income (loss) before tax	(19.8)	33.6	13.8
Tax	-	(8.9)	(8.9)
Balance at December 31, 2021	$ (45.7)	$ 26.9	$ (18.8)
Other comprehensive income (loss) before tax	(13.5)	(12.0)	(25.5)
Tax	-	2.6	2.6
Balance at December 31, 2022	$ (59.2)	$ 17.5	$ (41.7)

Consolidated Statements of Operations

xi.   Other operating expense:

	Years ended December 31,	
	2022	2021
Other operating expense	$ 113.8	$ 266.4

Other operating expense for the year ended December 31, 2022 includes environmental and other operating expenses for non-operating mining sites of $52.5 million (December 31, 2021 - $71.5 million) and project and study costs of $6.2 million (December 31, 2021 - $2.9 million). Other operating expense for the year ended December 31, 2021 also includes costs associated with the temporary suspension of milling operations and mill repair at Tasiast of $59.2 million, costs associated with stabilizing the north wall at Round Mountain of $50.1 million, and labour, health and safety, donations and other support program costs associated with the COVID-19 pandemic of $20.8 million.

xii.   Other income – net:

	Years ended December 31,	
	2022	2021
Insurance recoveries[a]	$ 79.8	$ 91.1
Net losses on dispositions of assets	(14.3)	(9.8)
Other - net	(1.1)	2.3
	$ 64.4	$ 83.6

(a)   During the year ended December 31, 2022, the Company recognized $77.1 million of insurance recoveries related to the 2021 Tasiast mill fire (year ended December 31, 2021 - $90.0 million), of which $60.0 million was received by December 31, 2022 (year ended December 31, 2021 - $28.5 million).

xiii.   Finance expense:

	Years ended December 31,	
	2022	2021
Accretion of reclamation and remediation obligations	$ (25.5)	$ (10.6)
Interest expense, including accretion of debt and lease liabilities[a],[b]	(68.2)	(71.6)
	$ (93.7)	$ (82.2)

(a)   During the years ended December 31, 2022 and 2021, $66.5 million and $48.3 million, respectively, of interest was capitalized to property, plant and equipment. See Note 7v.

(b)   During the years ended December 31, 2022 and 2021, accretion of lease liabilities was $2.6 million and $3.8 million, respectively.

Total interest paid, including interest capitalized, during the year ended December 31, 2022 was $96.1 million (year ended December 31, 2021 - $94.7 million). See Note 11v.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

xiv.   **Employee benefits expenses:**

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,	
	2022	2021
Salaries, short-term incentives, and other benefits	$ **602.5**	$ 563.5
Share-based payments	**13.4**	17.8
Other	**30.7**	12.4
	$ **646.6**	$ 593.7

8.   **IMPAIRMENT CHARGES AND ASSET DERECOGNITION**

	Years ended December 31,	
	2022	2021
Inventories (i)	$ **106.8**	$ 95.2
Property, plant and equipment (ii)	**243.2**	49.3
	$ **350.0**	$ 144.5

(i)   Inventories

During the year ended December 31, 2022, the Company recognized an impairment charge of $106.8 million related to a reduction in the estimate of recoverable ounces on the Round Mountain heap leach pads due to changes in recovery rates resulting from changes to the mine plan. The related income tax recovery of $18.9 million was recorded in income tax expense.

During the year ended December 31, 2021, the Company recognized an impairment charge of $95.2 million related to metal inventory as a result of a reduction in the estimate of recoverable ounces on the Bald Mountain Vantage heap leach pad due to the presence of carbonaceous ore. The related income tax recovery of $25.3 million was recorded in income tax expense.

(ii)   Property, plant and equipment

Upon completion of its annual assessment of the carrying value of its CGU's, the Company recorded an impairment charge of $243.2 million as at December 31, 2022, related to property, plant and equipment at Round Mountain. The impairment charge was a result of changes to the mine plan and slope design, as well as increased costs due to inflationary pressure experienced in the state of Nevada. The related income tax recovery of $41.8 million was recorded in income tax expense. As at December 31, 2022, the carrying amount of Round Mountain was $569.5 million.

At December 31, 2021, the Company derecognized property, plant and equipment related to the Vantage heap leach pad at Bald Mountain, which resulted in a charge of $49.3 million. The related income tax recovery of $13.1 million was recorded in income tax expense.

The significant estimates and assumptions used in the Company's impairment assessment are disclosed in Note 5d to the financial statements.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

9.   FAIR VALUE MEASUREMENT

(i)   Recurring fair value measurement:

Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the consolidated balance sheet date.

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2022 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$ 116.9	$ -	$ -	$ 116.9
Derivative contracts:				
Foreign currency forward and collar contracts	-	2.8	-	2.8
Energy swap contracts	-	21.5	-	21.5
Total return swap contracts	-	1.9	-	1.9
	$ 116.9	$ 26.2	$ -	$ 143.1

During the year ended December 31, 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Equity investments at FVOCI:

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company's derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes information about derivative contracts outstanding as at December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
	Asset / (Liability) Fair Value	AOCI	Asset / (Liability) Fair Value	AOCI
Currency contracts				
Foreign currency forward and collar contracts[(i)] (a)	$ 2.8	$ 1.3	$ (4.5)	$ (3.5)
Commodity contracts				
Energy swap contracts[(ii)] (b)	21.5	16.2	40.4	30.4
Other contracts				
Total return swap contracts (c)	1.9	-	1.7	-
Total all contracts	$ 26.2	$ 17.5	$ 37.6	$ 26.9
Unrealized fair value of derivative assets				
Current	$ 25.5		$ 30.0	
Non-current[(iii)]	1.5		15.1	
	$ 27.0		$ 45.1	
Unrealized fair value of derivative liabilities				
Current[(iv)]	$ (0.8)		$ (4.0)	
Non-current	$ -		(3.5)	
	$ (0.8)		$ (7.5)	
Total net fair value	$ 26.2		$ 37.6	

(i) Of the total amount recorded in AOCI as at December 31, 2022, $0.4 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(ii) Of the total amount recorded in AOCI as at December 31, 2022, $16.2 million will be reclassified out of AOCI within the next 12 months as a result of settling the contracts.
(iii) See Note 7vii.
(iv) See Note 7ix.

(a) Foreign currency forward and collar contracts

The following table provides a summary of foreign currency forward and collar contracts outstanding as at December 31, 2022 and their respective maturities:

Foreign currency	2023	2024
Brazilian real zero cost collars (in millions of U.S. dollars)	$ 98.4	$ 27.6
Average put strike (Brazilian real)	5.15	5.55
Average call strike (Brazilian real)	7.06	9.01
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$ 41.4	$ -
Average rate (Canadian dollar)	1.33	-
Chilean peso zero cost collars (in millions of U.S. dollars)	$ 42.0	$ -
Average put strike (Chilean peso)	810	-
Average call strike (Chilean peso)	1,040	-

For continuing operations, the following new foreign currency forward and collar contracts were entered into during the year ended December 31, 2022:

- $30.0 million of Brazilian real zero cost collars, maturing in 2023, with average put and call strikes of 5.20 and 6.40, respectively; and
- $26.4 million of Canadian dollar forward buy contracts, maturing in 2023, at an average rate of 1.35.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

As at December 31, 2022, the unrealized gain or loss on foreign currency forward and collar contracts recorded in AOCI is as follows:

- Brazilian real zero cost collar contracts – unrealized gain of $1.7 million (December 31, 2021 - $3.8 million loss);

- Canadian dollar forward buy contracts – unrealized loss of $0.6 million (December 31, 2021 - $1.3 million gain);

- Chilean peso zero cost collar contracts – unrealized gain of $0.2 million (December 31, 2021 - $1.4 million loss).

(b)   Energy swap contracts

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company enters into energy swap contracts that protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

The following table provides a summary of energy swap contracts outstanding as at December 31, 2022 and their respective maturities:

Energy	2023
WTI oil swap contracts (barrels)	565,200
Average price ($/barrel)	$ 39.58

During 2022, no new energy swap contracts were entered into.

As at December 31, 2022, the unrealized gain on energy swap contracts recorded in AOCI is as follows:

- WTI oil swap contracts – unrealized gain of $16.2 million (December 31, 2021 - $30.4 million gain).

(c)   Total return swap contracts

The Company enters into total return swaps ("TRS") as economic hedges of the Company's DSUs and cash-settled RSUs. Under the terms of the TRS, a bank has the right to purchase Kinross shares in the marketplace as a hedge against the returns in the TRS. As at December 31, 2022, 4,365,000 TRS units were outstanding. Hedge accounting is not applied for the DSU/RSU hedging program.

(ii)   Fair value measurements related to non-financial assets:

At December 31, 2022, the Company recorded an impairment charge related to property, plant and equipment at Round Mountain due to changes in the estimates used to determine the recoverable amount of the CGU. Certain assumptions used in the calculation of the recoverable amounts, calculated on a fair value less costs of disposal basis, are categorized as Level 3 in the fair value hierarchy. See Note 8ii.

(iii)   Fair value of financial assets and liabilities not measured and recognized at fair value:

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 11.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

10.   CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company's operations are sensitive to changes in commodity prices, foreign exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy prices by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company's practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition or they may be required under financing arrangements.

All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.   Capital management

The Company's objectives when managing capital are to:

- Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
- Ensure the Company has the capital and capacity to support a long-term growth strategy;
- Provide investors with a superior rate of return on their invested capital;
- Ensure compliance with all bank covenant ratios; and
- Minimize counterparty credit risk.

Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

The Company is not subject to any externally imposed capital requirements.

The Company's quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders' equity ratio as noted in the table below:

	December 31, 2022	December 31, 2021
Long-term debt and credit facilities	$ 2,556.9	$ 1,589.0
Current portion of long-term debt and credit facilities	36.0	40.0
Total debt	$ 2,592.9	$ 1,629.0
Common shareholders' equity	$ 5,823.7	$ 6,580.9
Total debt / total debt and common shareholders' equity ratio	30.8%	19.9%
Company target	0 – 30%	0 – 30%

ii.   Gold and silver price risk management

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding as at December 31, 2022 or December 31, 2021.

iii.   Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, and Mauritanian ouguiya. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. denominated currency cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Chilean pesos, and Brazilian reais, as part of this risk management strategy. The Company is also exposed to the impact of

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

As at December 31, 2022, with other variables unchanged, the following represents the effect of movements in foreign exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and other foreign currencies.

	Foreign currency net working capital	10% strengthening in U.S. dollar	10% weakening in U.S. dollar
		Effect on earnings before taxes, gain (loss)[a]	Effect on earnings before taxes, gain (loss)[a]
Canadian dollar	$ (30.4)	$ 2.8	$ (3.4)
Brazilian real	$ (136.2)	$ 12.4	$ (15.1)
Chilean peso	$ 14.9	$ (1.4)	$ 1.7
Mauritanian ouguiya	$ 54.1	$ (4.9)	$ 6.0
Other[b]	$ (1.2)	$ 0.1	$ (0.1)

(a) As described in Note 3ii, the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b) Includes Euro, British pound, and Australian dollar.

As at December 31, 2022, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Brazilian real, and Chilean peso.

	10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Effect on OCI before taxes, (loss)[a]	Effect on OCI before taxes, gain[a]
Canadian dollar	$ (3.6)	$ 4.4
Brazilian real	$ (4.0)	$ 4.2
Chilean peso	$ (1.4)	$ 2.4

(a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

iv.   Energy price risk

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

As at December 31, 2022, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices.

	10% increase in price	10% decrease in price
	Effect on OCI before taxes, gain[a]	Effect on OCI before taxes, (loss)[a]
WTI oil	$ 4.6	$ (4.1)

(a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.   Liquidity risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2022 – $418.1 million in aggregate), by utilizing its lines of credit and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities as at December 31, 2022 are as follows:

		2023	2024-2027	2028+
	Total	Within 1 year[b]	2 to 5 years	More than 5 years
Debt[a]	$ 3,360.6	$ 189.4	$ 2,663.4	$ 507.8

(a)   *Includes the full face value of the senior notes, term loan, drawdowns on the revolving credit facility, Tasiast loan, and estimated interest.*
(b)   *Represents estimated interest on the senior notes, term loan and revolving credit facility and principal payments and interest on the Tasiast loan, due within the next 12 months.*

vi.   Credit risk management

Credit risk relates to cash and cash equivalents, receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, trade receivables and derivative contracts, the Company generally transacts with highly-rated counterparties. For other receivables, a limit on contingent exposure has been established for counterparties based on their credit ratings. As at December 31, 2022, the Company's maximum exposure to credit risk was the carrying value of cash and cash equivalents, restricted cash, accounts receivable, derivative assets and long-term receivables.

11.   LONG-TERM DEBT AND CREDIT FACILITIES

			December 31, 2022				December 31, 2021	
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount[a]	Fair Value[b]	Carrying Amount[a]	Fair Value[b]
Senior notes	(i)	4.50%-6.875%	$ 1,248.4	$ (5.0)	$ 1,243.4	$ 1,215.7	$ 1,241.9	$ 1,432.7
Revolving credit facility	(ii)	SOFR plus 1.45%	200.0	-	200.0	200.0	200.0	200.0
Term loan	(ii)	SOFR plus 1.25%	1,000.0	(1.8)	998.2	1,000.0	-	-
Tasiast loan	(iii)	LIBOR plus 4.38%	160.0	(8.7)	151.3	160.0	188.0	200.0
Total long-term and current debt			$ 2,608.4	$ (15.5)	$ 2,592.9	$ 2,575.7	$ 1,629.9	$ 1,832.7
Less: current portion			(36.0)	-	(36.0)	-	(40.0)	-
Long-term debt and credit facility			$ 2,572.4	$ (15.5)	$ 2,556.9	$ 2,575.7	$ 1,589.9	$ 1,832.7

(a)   *Includes transaction costs on senior notes, term loan and Tasiast loan financings.*
(b)   *The fair value of senior notes is primarily determined using quoted market determined variables. See Note 9(iii).*

Scheduled debt repayments

		2023	2024	2025	2026	2027	2028 and thereafter	Total
Senior notes	(i)	$ -	$ 500.0	$ -	$ -	$ 500.0	$ 250.0	$ 1,250.0
Revolving credit facility	(ii)	-	-	-	-	200.0	-	200.0
Term Loan	(ii)	-	-	1,000.0	-	-	-	1,000.0
Tasiast loan	(iii)	36.0	32.0	4.0	16.0	72.0	-	160.0
Total debt payable		$ 36.0	$ 532.0	$ 1,004.0	$ 16.0	$ 772.0	$ 250.0	$ 2,610.0

(i)   Senior notes

The Company's $1,250.0 million of senior notes consist of $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.

On June 1, 2021, the Company redeemed all outstanding 5.125% senior notes due September 1, 2021, which had an aggregate principal amount of $500.0 million. These notes were redeemed at a redemption price equal to their principal amount outstanding plus accrued and unpaid interest of $6.4 million.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The senior notes (collectively, the "notes") pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2024 and 2027, and within six months of maturity of the notes due in 2041, the Company can only redeem the notes in whole at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

(ii)   Revolving credit facility and term loan

As at December 31, 2022, the Company had utilized $206.7 million (December 31, 2021 - $206.5 million) of its $1,500.0 million revolving credit facility, of which $6.7 million was used for letters of credit.

On August 4, 2022, the Company amended its $1,500.0 million revolving credit facility to extend the maturity by one year to August 4, 2027.

During the first quarter of 2022, the Company drew $1,100.0 million on the revolving credit facility to finance the cash portion of the Great Bear acquisition. On March 7, 2022, the Company completed a new term loan for $1,000.0 million and used the proceeds to settle $1,000.0 million of the $1,100.0 million drawn on the revolving credit facility for the acquisition of Great Bear. The three year term loan, maturing on March 7, 2025, has no mandatory amortization payments and can be repaid at any time prior to maturity in 2025.

The Company repaid $100.0 million of the outstanding balance on the revolving credit facility in the second quarter of 2022. During the third quarter of 2022, an additional $200.0 million was repaid and subsequently, $100.0 million was drawn. In the fourth quarter of 2022, an additional $100.0 million was drawn resulting in a net drawn balance of $200.0 million as at December 31, 2022.

Loan interest on the revolving credit facility is variable and is dependent on the Company's credit rating. Based on the Company's credit rating at December 31, 2022, interest charges and fees are as follows:

Type of credit	
Revolving credit facility	SOFR plus 1.45%
Term loan	SOFR plus 1.25%
Letters of credit	0.967-1.45%
Standby fee applicable to unused availability	0.290%

The revolving credit facility agreement and the term loan agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at December 31, 2022.

(iii)   Tasiast loan

The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38%, with semi-annual interest and principal payments to be made in June and December for the term of the loan.

The Company made $40.0 million of scheduled principal payments in 2022, resulting in a balance of $160.0 million as at December 31, 2022.

As at December 31, 2022, the Company held $27.8 million in a separate bank account as required under the Tasiast loan agreement. This cash, which is subject to fluctuations over time depending on the next scheduled principal and interest payments, is required to remain in the bank account for the duration of the loan and is therefore recorded as restricted cash in current and other long-term assets. See Note 7ii and 7vii.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(iv) **Other**

The Company's $300.0 million Letter of Credit guarantee facility with Export Development Canada ("EDC") was extended to June 30, 2024, effective July 1, 2022. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2022, $230.4 million (December 31, 2021 - $232.3 million) was utilized under this facility.

In addition, as at December 31, 2022, the Company had $267.5 million (December 31, 2021 - $180.8 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and incur average fees of 0.77%.

As at December 31, 2022, $318.0 million (December 31, 2021 - $308.2 million) of surety bonds were outstanding with respect to Kinross' properties in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50%.

(v) **Changes in liabilities arising from financing activities**

	Total long-term and current debt		Lease liabilities[a]		Accrued interest payable[b]		Total	
Balance as at January 1, 2022	$	**1,629.9**	$	**54.8**	$	**25.3**	$	**1,710.0**
Changes from financing cash flows								
Debt issued		**1,297.6**		**-**		**-**		**1,297.6**
Debt repayments		**(340.0)**		**-**		**-**		**(340.0)**
Interest paid		**-**		**-**		**(52.4)**		**(52.4)**
Payment of lease liabilities		**-**		**(23.2)**		**-**		**(23.2)**
		2,587.5		**31.6**		**(27.1)**		**2,592.0**
Other changes								
Interest expense and accretion	$	**-**	$	**2.6**	$	**65.6**		**68.2**
Capitalized interest		**-**		**-**		**66.5**		**66.5**
Capitalized interest paid		**-**		**-**		**(43.7)**		**(43.7)**
Additions of lease liabilities		**-**		**14.8**		**-**		**14.8**
Other		**5.4**		**(1.4)**		**(19.4)**		**(15.4)**
		5.4		**16.0**		**69.0**		**90.4**
Balance as at December 31, 2022	$	**2,592.9**	$	**47.6**	$	**41.9**	$	**2,682.4**

	Total long-term and current debt		Lease liabilities[a]		Accrued interest payable[b]		Total	
Balance as at January 1, 2021	$	1,923.9	$	74.7	$	33.7	$	2,032.3
Changes from financing cash flows								
Debt issued		200.0		-		-		200.0
Debt repayments		(500.0)		-		-		(500.0)
Interest paid		-		-		(46.9)		(46.9)
Payment of lease liabilities		-		(33.8)		-		(33.8)
		1,623.9		40.9		(13.2)		1,651.6
Other changes								
Interest expense and accretion	$	-	$	3.8	$	67.7	$	71.5
Capitalized interest		-		-		48.3		48.3
Capitalized interest paid		-		-		(51.1)		(51.1)
Additions of lease liabilities		-		10.2		-		10.2
Other		6.0		(0.1)		(26.4)		(20.5)
		6.0		13.9		38.5		58.4
Balance as at December 31, 2021	$	1,629.9	$	54.8	$	25.3	$	1,710.0

(a) See Note 12.
(b) Included in Accounts payable and accrued liabilities.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

12. LEASES

	December 31, 2022	December 31, 2021
Current portion of lease liabilities[a]	$ 24.5	$ 19.7
Long-term lease liabilities	23.1	35.1
	$ 47.6	$ 54.8

(a)   See Note 7ix.

The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis.

The following table summarizes total undiscounted lease liability maturities as at December 31, 2022:

	Total	2023 Within 1 year	2024-2027 1 to 5 years	2028+ More than 5 years
Lease liabilities	$ 53.2	$ 26.3	$ 19.4	$ 7.5

The following table summarizes such lease payments that have been expensed for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Leases with a term of 12 months or less	$ 3.1	$ 6.5
Leases of low-value assets	0.2	0.3
Leases with variable lease payments	41.4	36.5
	$ 44.7	$ 43.3

13. PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2022	$ 867.0	$ 70.9	$ 937.9
Additions	31.8	10.4	42.2
Reductions	(38.2)	(52.4)	(90.6)
Reclamation spending	(20.6)	-	(20.6)
Accretion	25.5	-	25.5
Reclamation expense	23.5	-	23.5
Disposals[a]	(110.0)	(1.2)	(111.2)
Balance at December 31, 2022	$ 779.0	$ 27.7	$ 806.7
Current portion	50.4	0.4	50.8
Non-current portion	728.6	27.3	755.9
	$ 779.0	$ 27.7	$ 806.7

(a)   On June 15, 2022, the Company announced that it had completed the sale of its Russian operations (see Note 6ii), and on August 10, 2022, the Company announced that it had completed the sale of its Chirano operations (see Note 6iii).

(i)   Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

activity and estimates of costs required to fulfill the Company's future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the year ended December 31, 2022 is a $23.5 million expense (year ended December 31, 2021 - $1.8 million) reflecting revised estimated fair values of costs that support the reclamation and remediation obligations for properties that have been closed or are nearing the end of their operating life. The majority of the expenditures are expected to occur between 2023 and 2045. The discount rates used in estimating the site restoration cost obligation were between 3.9% and 8.8% for the year ended December 31, 2022 (year ended December 31, 2021 – 1.3% and 10.3%), and the inflation rates used were between 2.0% and 8.7% for the year ended December 31, 2022 (year ended December 31, 2021 - 2.3% and 5.3%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2022, letters of credit totaling $463.2 million (December 31, 2021 - $384.7 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at December 31, 2022, $317.0 million (December 31, 2021 - $307.4 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross' properties in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

14.   COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2022 and 2021 is as follows:

	Year ended **December 31, 2022**		Year ended December 31, 2021	
	Number of shares	**Amount**	Number of shares	Amount
	(000's)		(000's)	
Common shares				
Balance at January 1,	**1,244,333** $	**4,427.7**	1,258,320 $	4,473.7
Issued:				
Issued on acquisition of Great Bear[(a)]	**49,268**	**271.6**	-	-
Issued under share option and restricted share plans	**7,147**	**37.3**	3,621	16.9
Repurchase and cancellation of shares (i)	**(78,857)**	**(287.1)**	(17,608)	(62.9)
Total common share capital	**1,221,891** $	**4,449.5**	1,244,333 $	4,427.7

(a)   See Note 6i for details of the shares issued on acquisition of Great Bear.

i.   Repurchase and cancellation of common shares

On July 28, 2022, the Company received approval from the TSX to renew its normal course issuer bid ("NCIB") program. Under the program, the Company is authorized to purchase up to 65,002,277 of its common shares during the period starting on August 3, 2022 and ending on August 2, 2023. Subsequently, on September 29, 2022, the Company announced that the TSX accepted the notice filed by the Company to amend its NCIB program. The amendment increased the maximum number of common shares that may be repurchased to 114,047,070 of its common shares, effective as of October 4, 2022 through August 2, 2023. During the year ended December 31, 2021, the Company was authorized to purchase 63,096,676 of its common shares during the period starting on August 3, 2021 and ending on August 2, 2022.

During the year ended December 31, 2022, the Company repurchased 78,857,250 common shares (December 31, 2021 – 17,608,678 common shares) for $300.8 million (December 31, 2021 - $100.2 million) at an average price of $3.81 per share (December 31, 2021 - $5.69 per share) as part of its authorized NCIB program. The book value of the cancelled shares was $287.1 million (December 31, 2021 - $62.9 million) and was treated as a reduction to common share capital.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.   **Dividends on common shares**

The following summarizes dividends declared and paid during the year ended December 31, 2022:

	Per share		Total amount paid
Dividends declared and paid during the period:			
Three months ended March 31, 2022	$ 0.03	$	38.9
Three months ended June 30, 2022	0.03		39.0
Three months ended September 30, 2022	0.03		39.0
Three months ended December 31, 2022	0.03		37.1
Total		$	154.0

During the year ended December 31, 2021, dividends of $0.03 per common share were declared on February 10, 2021, May 11, 2021, July 28, 2021 and November 10, 2021, and a total of $151.1 million in dividends were paid in the year ended December 31, 2021.

On February 15, 2023, the Board of Directors declared a dividend of $0.03 per common share, payable on March 23, 2023 to shareholders of record on March 8, 2023.

There were no dividends declared but unpaid at December 31, 2022 or December 31, 2021.

15.   SHARE-BASED PAYMENTS

Share-based compensation expense recorded during the years ended December 31, 2022 and 2021 was as follows:

	Years ended December 31,	
	2022	2021
Share option plan expense (i)	$ 0.1	$ 0.3
Restricted share unit plan expense, including restricted performance shares (ii)	13.2	19.2
Deferred share units expense (iii)	1.4	1.4
Employer portion of employee share purchase plan (iv)	2.5	2.8
Total share-based compensation expense	$ 17.2	$ 23.7

(i)   Share option plan

The Company has a share option plan for officers, employees, and contractors enabling them to purchase common shares. Under the share option plan, the aggregate number of shares reserved for issuance may not exceed 31.2 million common shares. Additionally, the aggregate number of Common Shares reserved for issuance under the share option plan to insiders, at any one time upon the exercise of Options and pursuant to all other compensation arrangements of the Company shall not exceed 10% of the total number of Common Shares then outstanding. Each option granted under the plan is for a maximum term of seven years. One-third of the options granted are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, and may not be less than the closing market price of the common shares on the last trading day prior to the grant date of the option. The share options outstanding as at December 31, 2022 expire at various dates through 2026. The number of common shares available for the granting of options as at December 31, 2022 was 15.8 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes the status of the share option plan and changes during the years ended December 31, 2022 and 2021:

	2022		2021	
	Number of options (000's)	Weighted average exercise price (C$/option)	Number of options (000's)	Weighted average exercise price (C$/option)
Balance at January 1	3,764 $	4.47	5,601 $	4.68
Issued on acquisition of Great Bear[a]	9,880	1.93	-	-
Exercised	(6,368)	2.36	(1,624)	5.13
Forfeited	-	-	(213)	4.97
Expired	(90)	4.69	-	-
Outstanding at end of period	7,186 $	2.84	3,764 $	4.47
Exercisable at end of period	7,186 $	2.84	3,273 $	4.47

(a)   See Note 6i for details of the options issued on acquisition of Great Bear.

For the year ended December 31, 2022, the weighted average share price at the date of exercise was C$6.89 (December 31, 2021 – C$8.56).

The following table summarizes information about the stock options outstanding and exercisable as at December 31, 2022:

		Options outstanding and exercisable		
Exercise price range in C$:		Number of options (000's)	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)
0.10	0.32	1,051	0.13	0.15
0.33	1.17	1,523	0.58	0.15
1.18	4.20	1,749	3.44	0.16
4.21	4.77	1,653	4.43	1.59
4.78	5.06	1,210	4.99	1.70
		7,186 $	2.84	0.74

The following weighted average assumptions were used in computing the fair value of stock options using the Black-Scholes option pricing model granted during the year ended December 31, 2022:

Weighted average share price (C$)	$	7.01
Expected dividend yield		2.8%
Expected volatility		36.3%
Risk-free interest rate		2.5%
Expected option life (in years)		1.0
Weighted average fair value per stock option granted (C$)	$	5.09

The expected volatility used in the Black-Scholes option pricing model is based primarily on the historical volatility of the Company's shares.

(ii)   Restricted share plans

The Company has a Restricted Share Plan and a Restricted Share Unit Plan (Cash-Settled) whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. Under the Restricted Share Plan, the aggregate number of shares reserved for issuance may not exceed 50 million common shares. The number of common shares available for the granting of restricted shares under this plan as at December 31, 2022 was 19.8 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(a) **Restricted share units**

RSUs are generally exercisable into one common share entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three year period.

The following table summarizes information about all RSUs and related changes during the years ended December 31, 2022 and 2021:

	2022		2021	
	Number of units (000's)	Weighted average fair value (C$/unit)	Number of units (000's)	Weighted average fair value (C$/unit)
Balance at January 1	**5,293** $	**7.81**	6,475 $	5.86
Granted	**3,928**	**6.85**	3,017	8.80
Reinvested	**170**	**7.50**	175	6.82
Redeemed	**(2,871)**	**7.18**	(3,748)	5.36
Forfeited	**(1,615)**	**7.68**	(626)	6.84
Outstanding at end of period	**4,905** $	**7.44**	5,293 $	7.81

As at December 31, 2022, the Company had recognized a liability of $6.1 million (December 31, 2021 - $10.6 million) within employee related accrued liabilities (see Note 7viii) in respect of its cash-settled RSUs.

(b) **Restricted performance share units**

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs and related changes during the years ended December 31, 2022 and 2021:

	2022		2021	
	Number of units (000's)	Weighted average fair value (C$/unit)	Number of units (000's)	Weighted average fair value (C$/unit)
Balance at January 1	**3,781** $	**7.25**	4,459 $	5.95
Granted	**1,638**	**6.53**	1,378	8.37
Reinvested	**110**	**7.57**	77	6.90
Redeemed	**(1,319)**	**4.74**	(1,739)	4.92
Forfeited	**(816)**	**6.54**	(394)	6.66
Outstanding at end of period	**3,394** $	**8.06**	3,781 $	7.25

(iii) **Deferred share unit plan**

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the TSX on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the Deferred Share Unit Plan.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2022 and 2021 are as follows:

	Years ended December 31,	
	2022	2021
DSUs granted (000's)	**329**	234
Weighted average grant-date fair value (C$/ unit)	**$ 5.47**	$ 7.55

There were 1,625,785 DSUs outstanding, for which the Company had recognized a liability of $6.6 million, as at December 31, 2022 (December 31, 2021 - $7.5 million), within employee related accrued liabilities (see Note 7viii).

(iv)   Employee share purchase plan

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions.

The compensation expense related to the employee SPP for the year ended December 31, 2022 was $2.5 million (year ended December 31, 2021 - $2.8 million).

16.   EARNINGS (LOSS) PER SHARE

Basic and diluted net earnings (loss) from continuing operations attributable to common shareholders of Kinross for the year ended December 31, 2022 was $31.9 million (year ended December 31, 2021 - $(29.9) million).

Earnings (loss) per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method.

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings (loss) per common share from continuing operations attributable to common shareholders for the following periods:

(Number of common shares in thousands)	Years ended December 31,	
	2022	2021
Basic weighted average shares outstanding:	**1,280,531**	1,259,059
Weighted average shares dilution adjustments:		
Stock options[a]	**3,825**	-
Restricted share units	**3,416**	-
Restricted performance share units	**5,039**	-
Diluted weighted average shares outstanding	**1,292,811**	1,259,059
Weighted average shares dilution adjustments - exclusions[b]:		
Stock options[a]	**-**	1,714
Restricted share units	**-**	2,824
Restricted performance share units	**-**	4,558

(a)   Dilutive stock options were determined using the Company's average share price for the year. For the years ended December 31, 2022 and 2021, the average share price used was $4.41 and $6.56, respectively.
(b)   These adjustments were excluded as they are anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Basic and diluted net (loss) earnings from discontinued operations attributable to common shareholders of Kinross for the year ended December 31, 2022 was $(637.1) million (year ended December 31, 2021 – $251.1 million).

Basic and diluted net earnings (loss) attributable to common shareholders of Kinross for the year ended December 31, 2022 was $(605.2) million (year ended December 31, 2021 – $221.2 million).

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings (loss) per share from discontinued operations attributable to common shareholders and basic and diluted earnings (loss) per share attributable to common shareholders for the following periods:

(Number of common shares in thousands)	Years ended December 31,	
	2022	2021
Basic weighted average shares outstanding:	**1,280,531**	1,259,059
Weighted average shares dilution adjustments:		
Stock options[(a)]	**-**	1,942
Restricted share units	**-**	3,203
Restricted performance share units	**-**	4,942
Diluted weighted average shares outstanding	**1,280,531**	1,269,146
Weighted average shares dilution adjustments - exclusions[(b)]:		
Stock options[(a)]	**3,102**	-
Restricted share units	**1,911**	-
Restricted performance share units	**3,172**	-

(a) Dilutive stock options were determined using the Company's average share price for the year. For the years ended December 31, 2022 and 2021, the average share price used was $4.41 and $6.56, respectively.

(b) These adjustments were excluded as they are anti-dilutive.

17.   INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,	
	2022	2021
Current tax expense		
Current period	**$ 132.4**	$ 154.2
Settlement or adjustment for prior periods	**(0.1)**	(2.3)
Deferred tax expense		
Origination and reversal of temporary differences	**(77.5)**	(61.1)
Change in unrecognized deferred tax assets from impairment and asset derecognition charges	**32.9**	0.3
Change in unrecognized deferred tax assets	**(11.6)**	23.9
Total tax expense	**$ 76.1**	$ 115.0

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table reconciles the expected income tax expense calculated at the combined Canadian federal and provincial statutory income tax rates to the income tax expense in the consolidated statements of operations:

	2022	2021
Earnings before income tax	$ 106.7	$ 84.3
Statutory Rate	26.5%	26.5%
Expected income tax expense	$ 28.3	$ 22.3
Increase (decrease) resulting from:		
Difference in foreign tax rates and foreign exchange on deferred income taxes within income tax expense	18.6	53.9
Accounting expenses not deductible for tax	20.5	22.1
Accounting income not subject to tax	(3.8)	(0.3)
Change in unrecognized deferred tax assets	(11.6)	23.9
Change in unrecognized deferred tax assets from impairment and asset derecognition charges	32.9	0.3
Mining and state taxes	(3.9)	0.8
Percentage of depletion	(5.3)	(2.0)
Taxes on (recovery from) repatriation of foreign earnings	(1.0)	5.6
True-up of prior provisions to tax filings	2.2	(5.2)
Settlement of prior period taxes	0.8	(1.6)
Other	(1.6)	(4.8)
Income tax expense	$ 76.1	$ 115.0

i.   Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31, 2022	December 31, 2021
Deferred tax assets		
Accrued expenses and other	$ 103.6	$ 49.0
Property, plant and equipment	0.4	1.8
Reclamation and remediation obligations	74.2	118.6
Inventory capitalization	-	20.6
Losses	74.9	90.8
	253.1	280.8
Deferred tax liabilities		
Accrued expenses and other	0.5	1.3
Property, plant and equipment	507.5	662.7
Inventory capitalization	42.0	47.1
Deferred tax liabilities - net	$ 296.9	$ 430.3

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Movement in net deferred tax liabilities:

	December 31, 2022	December 31, 2021
Balance at the beginning of the period	$ 430.3	$ 485.1
Recognized in the statement of operations	(56.2)	(36.9)
Recognized in OCI	(2.6)	8.9
Discontinued operations	(74.6)	(26.8)
Balance at the end of the period	$ 296.9	$ 430.3

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.   **Unrecognized deferred tax assets and liabilities**

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2022 is $6.2 billion (December 31, 2021 - $9.4 billion).

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2022		December 31, 2021
Deductible temporary differences	$	680.7	$ 572.0
Tax losses	$	418.9	$ 363.9

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

iii.   **Non-capital losses (not recognized)**

The following table summarizes the Company's operating losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Net operating losses	$ 1,165.2	2027 - 2042
United States[a]	Net operating losses	184.5	2023-2026 & No expiry
Chile	Net operating losses	154.8	No expiry
Brazil	Net operating losses	3.1	No expiry
Mauritania	Net operating losses	6.2	2023 - 2027
Barbados	Net operating losses	144.6	2023 - 2028
Luxembourg	Net operating losses	65.4	Various
Other	Net operating losses	69.8	Various

(a)   Utilization of the United States loss carry forwards will be limited in any year as a result of the previous changes in ownership.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

18.   SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in Canada, the United States, Brazil, Chile, and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, and on August 10, 2022, the Company announced it had completed the sale of its Chirano operations. Accordingly, the Kupol segment, which includes the Kupol and Dvoinoye mines, and the Chirano segment are no longer considered reportable segments. The Company's Russian operations, which also includes the Udinsk project, previously included in the Corporate and other segment, and Chirano operations are considered discontinued operations. See Note 6ii and 6iii.

The Corporate and other segment includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project, and Maricunga) and non-mining and other operations. These have been aggregated into one reportable segment.

Finance income, finance expense, and other income - net are managed on a consolidated basis and are not allocated to operating segments.

i.   Operating segments

The following tables set forth operating results by reportable segment for the following years:

	Operating segments						Non-operating segments[a]		
Year ended December 31, 2022:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa[e]	Great Bear[d]	Corporate and other[b],[c]	Total
Revenue									
Metal sales	$ 521.7	407.3	386.0	1,021.5	935.0	177.9	-	5.7	$ 3,455.1
Cost of sales									
Production cost of sales	350.7	309.2	208.8	497.6	380.1	57.2	-	2.1	1,805.7
Depreciation, depletion and amortization	109.7	60.5	176.0	185.5	220.2	25.6	0.1	6.4	784.0
Impairment charges	-	350.0	-	-	-	-	-	-	350.0
Total cost of sales	460.4	719.7	384.8	683.1	600.3	82.8	0.1	8.5	2,939.7
Gross profit (loss)	$ 61.3	(312.4)	1.2	338.4	334.7	95.1	(0.1)	(2.8) $	515.4
Other operating (income) expense	(3.1)	5.2	2.0	5.6	30.3	7.7	1.5	64.6	113.8
Exploration and business development	5.5	10.0	4.8	1.9	4.9	5.6	60.1	61.3	154.1
General and administrative	-	-	-	-	-	-	-	129.8	129.8
Operating earnings (loss)	$ 58.9	(327.6)	(5.6)	330.9	299.5	81.8	(61.7)	(258.5) $	117.7
Other income - net									64.4
Finance income									18.3
Finance expense									(93.7)
Earnings from continuing operations before tax								$	106.7

	Operating segments						Non-operating segments[a]		
Year ended December 31, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa[e]	Great Bear[d]	Corporate and other[b],[c]	Total
Revenue									
Metal sales	$ 473.3	466.6	352.1	987.9	314.7	-	-	5.0 $	2,599.6
Cost of sales									
Production cost of sales	267.2	235.9	177.5	412.1	123.6	-	-	2.0	1,218.3
Depreciation, depletion and amortization	109.8	65.2	195.9	180.6	136.9	0.1	-	7.2	695.7
Impairment charges and asset derecognition	-	-	144.5	-	-	-	-	-	144.5
Total cost of sales	377.0	301.1	517.9	592.7	260.5	0.1	-	9.2	2,058.5
Gross profit (loss)	$ 96.3	165.5	(165.8)	395.2	54.2	(0.1)	-	(4.2) $	541.1
Other operating expense	0.7	51.3	1.7	9.9	116.9	6.9	-	79.0	266.4
Exploration and business development	3.7	5.6	7.2	0.9	4.3	1.4	-	65.1	88.2
General and administrative	-	-	-	-	-	-	-	114.4	114.4
Operating earnings (loss)	$ 91.9	108.6	(174.7)	384.4	(67.0)	(8.4)	-	(262.7) $	72.1
Other income - net									83.6
Finance income									10.8
Finance expense									(82.2)
Earnings from continuing operations before tax								$	84.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

			Operating segments				Non-operating segments[a]		
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa[e]	Great Bear[d]	Corporate and other[b]	Total
Property, plant and equipment at: December 31, 2022	$ 424.1	588.7	305.8	1,623.1	2,269.2	487.5	1,397.1	645.9 $	7,741.4
Total assets at: December 31, 2022	$ 826.1	827.1	500.0	1,973.8	2,972.7	636.7	1,401.4	1,258.6 $	10,396.4
Capital expenditures for the year ended December 31, 2022[f]	$ 92.3	109.6	100.8	132.6	161.9	162.0	29.2	44.4 $	832.8

			Operating segments				Non-operating segments[a]		
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa[e]	Corporate and other[b]	Discontinued operations[g]	Total
Property, plant and equipment at: December 31, 2021	$ 429.5 $	829.3 $	392.4 $	1,665.2 $	2,406.4 $	364.7	608.7	921.5 $	7,617.7
Total assets at: December 31, 2021	$ 749.8 $	1,074.4 $	586.5 $	2,016.6 $	2,911.5 $	444.2	1,087.3	1,557.8 $	10,428.1
Capital expenditures for the year ended December 31, 2021[f]	$ 126.7 $	140.7 $	40.1 $	112.6 $	320.6 $	123.4	42.4	114.1 $	1,020.6

(a)   Non-operating segments include development and pre-development properties.

(b)   Corporate and other includes corporate, shutdown and other non-operating assets (including Kettle River-Buckhorn, Lobo-Marte, the Manh Choh project, and Maricunga).

(c)   Corporate and other includes metal sales and operating loss of Maricunga of $5.7 million and $40.0 million, respectively, for the year ended December 31, 2022 ($5.0 million and $17.8 million, respectively, for the year ended December 31, 2021) as Maricunga continues to sell its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019. Maricunga's operating loss includes net reclamation expense of $26.8 million for the year ended December 31, 2022 ($3.6 million for the year ended December 31, 2021).

(d)   On February 24, 2022, the Company acquired Great Bear. See note 6i.

(e)   La Coipa was determined to be a reportable segment as its operating earnings exceeded 10% of the total consolidated earnings for the year ended December 31, 2022.

(f)   Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

(g)   Discontinued operations relate to the Company's Russian operations and Chirano operations that were sold as at December 31, 2022. See Note 6ii and 6iii.

ii.   Geographic segments

The following tables show metal sales from continuing operations and property, plant and equipment by geographic region:

	Metal Sales As at December 31,	
	2022	2021
Geographic information[a]		
United States	$ **1,315.0** $	1,292.0
Brazil	**1,021.5**	987.9
Mauritania	**935.0**	314.7
Chile	**183.6**	5.0
Total	$ **3,455.1** $	2,599.6

(a)   Geographic location is determined based on location of the mining assets.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

	Property, Plant and Equipment As at December 31,	
	2022	2021
Geographic information[a]		
Mauritania	$ 2,280.6	$ 2,419.9
Brazil	1,629.4	1,672.7
United States	1,518.6	1,818.5
Canada	1,402.5	-
Chile	910.3	779.9
Russian Federation[b]	-	616.1
Ghana[b]	-	310.6
Total	$ 7,741.4	$ 7,617.7

(a) Geographic location is determined based on location of the mining assets.
(b) On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project (see Note 6ii). On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana (see Note 6iii).

iii.   **Significant customers**

The following tables represent sales to individual customers exceeding 10% of annual metal sales from continuing operations for the following periods:

Year ended December 31, 2022:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	La Coipa	Corporate and other[a]	Total
Customer								
1	$ 41.0	108.1	91.7	243.6	-	48.9	1.6	534.9
2	43.5	55.5	41.8	150.6	211.1	18.7	0.6	521.8
3	35.9	20.5	30.3	60.6	293.2	2.3	0.6	443.4
4	95.5	17.3	32.0	117.9	112.5	36.4	-	411.6
5	48.7	31.0	15.8	64.8	196.3	44.1	0.6	401.3
							$	2,313.0
% of total metal sales								66.9%

Year ended December 31, 2021:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Tasiast	Corporate and other[a]	Total
Customer							
1	$ 95.3	83.2	38.2	180.2	-	0.9	397.8
2	63.1	22.5	44.4	112.4	108.3	-	350.7
3	27.4	40.1	41.2	128.6	55.1	0.4	292.8
4	29.9	59.9	51.5	72.7	63.7	1.2	278.9
5	94.2	61.6	26.5	88.9	-	-	271.2
						$	1,591.4
% of total metal sales							61.2%

(a) The Corporate and other segment includes metal sales for Maricunga for the year ended December 31, 2022 and 2021.

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

19.   **COMMITMENTS AND CONTINGENCIES**

i.   **Commitments**

As at December 31, 2022, the Company had future operating lease obligations of approximately $39.4 million (December 31, 2021 - $32.2 million), and future purchase commitments of approximately $1,617.1 million (December 31, 2021 - $787.4 million), of which $424.1 million relates to commitments for capital expenditures (December 31, 2021 - $92.8 million).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.   Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority ("SMA") commenced an administrative proceeding against CMM alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM's pumping was impacting the "Valle Ancho" wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM's operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction") and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal. On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request and on August 7, 2017, upheld the SMA's Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal's ruling on procedural grounds and dismissed CMM's appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel ("CDE"). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the "Pantanillo" wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case.

In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga's groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal's rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company's effective tax rate as well as its business and operations.

Kinross' tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company's transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021
(Tabular amounts in millions of United States dollars, unless otherwise noted)

20.   **RELATED PARTY TRANSACTIONS**

There were no material related party transactions in 2022 and 2021 other than compensation of key management personnel.

Key management personnel

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,	
	2022	2021
Cash compensation - salaries, short-term incentives, and other benefits	$ **8.9**	$ 8.2
Long-term incentives, including share-based payments	**6.2**	6.8
Termination and post-retirement benefits	**4.5**	1.3
Total compensation paid to key management personnel	$ **19.6**	$ 16.3

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

Mineral Reserve and Mineral Resource Statement

Proven and Probable Mineral Reserves

Gold
Proven and Probable Mineral Reserves [1, 4, 5, 6, 7, 8]
Kinross Gold Corporation's Share at December 31, 2022

Property	Location	Kinross Interest (%)	Proven Tonnes (kt)	Proven Grade (g/t)	Proven Ounces (koz)	Probable Tonnes (kt)	Probable Grade (g/t)	Probable Ounces (koz)	Proven and Probable Tonnes (kt)	Proven and Probable Grade (g/t)	Proven and Probable Ounces (koz)
NORTH AMERICA											
Bald Mountain	USA	100.0%	–	–	–	36,900	0.5	625	36,900	0.5	625
Fort Knox	USA	100.0%	22,726	0.4	275	155,238	0.3	1,660	177,964	0.3	1,935
Manh Choh [2]	USA	70.0%	–	–	–	2,755	7.9	698	2,755	7.9	698
Round Mountain [9]	USA	100.0%	7,318	0.3	75	90,242	0.7	2,171	97,560	0.7	2,246
Subtotal			30,044	0.4	350	285,135	0.6	5,154	315,179	0.5	5,504
SOUTH AMERICA											
La Coipa [10]	Chile	100.0%	1,119	1.3	48	15,999	1.7	869	17,118	1.7	917
Lobo-Marte [3]	Chile	100.0%	–	–	–	160,702	1.3	6,733	160,702	1.3	6,733
Paracatu	Brazil	100.0%	328,208	0.5	5,000	179,322	0.3	1,644	507,530	0.4	6,644
Subtotal			329,327	0.5	5,048	356,023	0.8	9,246	685,350	0.6	14,294
AFRICA											
Tasiast	Mauritania	100.0%	54,519	1.2	2,087	53,529	2.1	3,650	108,048	1.7	5,737
Subtotal			54,519	1.2	2,087	53,529	2.1	3,650	108,048	1.7	5,737
Total Gold			413,890	0.6	7,485	694,687	0.8	18,050	1,108,577	0.7	25,535

Silver
Proven and Probable Mineral Reserves [1, 4, 5, 6, 7, 8]
Kinross Gold Corporation's Share at December 31, 2022

Property	Location	Kinross Interest (%)	Proven Tonnes (kt)	Proven Grade (g/t)	Proven Ounces (koz)	Probable Tonnes (kt)	Probable Grade (g/t)	Probable Ounces (koz)	Proven and Probable Tonnes (kt)	Proven and Probable Grade (g/t)	Proven and Probable Ounces (koz)
NORTH AMERICA											
Manh Choh [2]	USA	70.0%	–	–	–	2,755	13.6	1,203	2,755	13.6	1,203
Round Mountain [9]	USA	100.0%	–	–	–	1,358	6.8	298	1,358	6.8	298
Subtotal			–	–	–	4,113	11.3	1,501	4,113	11.3	1,501
SOUTH AMERICA											
La Coipa [10]	Chile	100.0%	1,119	108.1	3,888	15,999	59.6	30,669	17,118	62.8	34,557
Subtotal			1,119	108.1	3,888	15,999	59.6	30,669	17,118	62.8	34,557
Total Silver			1,119	108.1	3,888	20,112	49.8	32,170	21,231	52.8	36,058

Mineral Reserve and Mineral Resource Statement Notes are on page 58.

Measured and Indicated Mineral Resources

Gold

Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (4, 5, 6, 7, 8, 11, 12, 15)

Kinross Gold Corporation's Share at December 31, 2022

			Measured			Indicated			Measured and Indicated		
Property	Location	Kinross Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
NORTH AMERICA											
Bald Mountain	USA	100.0%	8,381	0.7	190	239,764	0.5	3,538	248,145	0.5	3,728
Fort Knox	USA	100.0%	5,691	0.3	60	99,674	0.3	1,032	105,365	0.3	1,092
Great Bear	Canada	100.0%	–	–	–	33,110	2.6	2,737	33,110	2.6	2,737
Kettle River	USA	100.0%	–	–	–	1,892	6.5	393	1,892	6.5	393
Manh Choh [13]	USA	70.0%	–	–	–	592	2.4	46	592	2.4	46
Round Mountain [9]	USA	100.0%	–	–	–	119,736	0.9	3,293	119,736	0.9	3,293
Subtotal			14,072	0.6	250	494,768	0.7	11,039	508,840	0.7	11,289
SOUTH AMERICA											
La Coipa [10]	Chile	100.0%	5,425	1.9	329	22,274	1.6	1,117	27,699	1.6	1,446
Lobo-Marte [14]	Chile	100.0%	–	–	–	99,440	0.7	2,366	99,440	0.7	2,366
Maricunga	Chile	100.0%	64,728	0.7	1,521	221,602	0.7	4,688	286,330	0.7	6,209
Paracatu	Brazil	100.0%	64,311	0.5	976	280,905	0.3	2,423	345,216	0.3	3,399
Subtotal			134,464	0.7	2,826	624,221	0.5	10,594	758,685	0.6	13,420
AFRICA											
Tasiast	Mauritania	100.0%	8,784	1.0	272	36,416	1.1	1,230	45,200	1.0	1,502
Subtotal			8,784	1.0	272	36,416	1.1	1,230	45,200	1.0	1,502
Total Gold			157,320	0.7	3,348	1,155,405	0.6	22,863	1,312,725	0.6	26,211

Silver

Measured and Indicated Mineral Resources (Excludes Proven and Probable Mineral Reserves) (4, 5, 6, 7, 8, 11, 12, 15)

Kinross Gold Corporation's Share at December 31, 2022

			Measured			Indicated			Measured and Indicated		
Property	Location	Kinross Interest (%)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
NORTH AMERICA											
Manh Choh [13]	USA	70.0%	–	–	–	592	9.3	176	592	9.3	176
Round Mountain [9]	USA	100.0%	–	–	–	5,217	8.1	1,360	5,217	8.1	1,360
Subtotal			–	–	–	5,809	8.2	1,536	5,809	8.2	1,536
SOUTH AMERICA											
La Coipa [10]	Chile	100.0%	5,425	30.6	5,344	22,274	43.0	30,759	27,699	40.5	36,103
Subtotal			5,425	30.6	5,344	22,274	43.0	30,759	27,699	40.5	36,103
Total Silver			5,425	30.6	5,344	28,083	35.8	32,295	33,508	34.9	37,639

Mineral Reserve and Mineral Resource Statement Notes are on page 58.

Inferred Mineral Resources

Gold
Inferred Mineral Resources [4, 5, 6, 7, 8, 11, 12, 15]
Kinross Gold Corporation's Share at December 31, 2022

		Kinross Interest (%)	Inferred		
Property	Location		Tonnes (kt)	Grade (g/t)	Ounces (koz)
NORTH AMERICA					
Bald Mountain	USA	100.0%	50,064	0.3	522
Fort Knox	USA	100.0%	30,285	0.3	273
Great Bear	Canada	100.0%	20,037	3.6	2,290
Kettle River	USA	100.0%	2,790	6.0	535
Manh Choh	USA	70.0%	15	3.8	2
Round Mountain [9]	USA	100.0%	105,644	0.5	1,624
Subtotal			208,835	0.8	5,246
SOUTH AMERICA					
La Coipa [10]	Chile	100.0%	3,545	1.2	135
Lobo-Marte	Chile	100.0%	18,474	0.7	445
Maricunga	Chile	100.0%	174,847	0.6	3,097
Paracatu	Brazil	100.0%	15,179	0.3	156
Subtotal			212,045	0.6	3,833
AFRICA					
Tasiast	Mauritania	100.0%	18,565	2.4	1,443
Subtotal			18,565	2.4	1,443
Total Gold			439,445	0.7	10,522

Silver
Inferred Mineral Resources [4, 5, 6, 7, 8, 11, 12, 15]
Kinross Gold Corporation's Share at December 31, 2022

		Kinross Interest (%)	Inferred		
Property	Location		Tonnes (kt)	Grade (g/t)	Ounces (koz)
NORTH AMERICA					
Manh Choh	USA	70.0%	15	9.2	4
Round Mountain [9]	USA	100.0%	349	1.2	13
Subtotal			364	1.5	17
SOUTH AMERICA					
La Coipa [10]	Chile	100.0%	3,563	40.1	4,598
Subtotal			3,563	40.1	4,598
Total Silver			3,927	36.6	4,615

Mineral Reserve and Mineral Resource Statement Notes are on page 58.

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company's mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,400 per ounce and a silver price of $17.50 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross' interest and are estimated based on the following foreign exchange rates:

Canadian Dollar to United States Dollar: 1.30

Chilean Peso to United States Dollar: 850.00

Brazilian Real to United States Dollar: 5.00

Mauritanian Ouguiya to United States Dollar: 35.00

(2) The mineral reserve estimates for Manh Choh assume a $1,300 per ounce gold price and a $17.00 per ounce silver price and are based on the 2022 Feasibility Study.

(3) The mineral reserve estimates for Lobo Marte assume a $1,200 per ounce gold price and foreign exchange rate assumption of the Chilean Peso to the United States Dollar of 800.00 and are based on the 2021 Feasibility Study.

(4) The Company's mineral reserve and mineral resource estimates as at December 31, 2022 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the "CIM Definition Standards") in accordance with the requirements of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(5) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States' securities laws. The terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K ("Subpart 1300"), which replaced the United States Securities and Exchange Commission ("SEC") Industry Guide 7 as part of the SEC's amendments to its disclosure rules to modernize the mineral property disclosure requirements. These amendments became effective February 25, 2019 and registrants are required to comply with the Subpart 1300 provisions by their first fiscal year beginning on or after January 1, 2021. While the definitions in Subpart 1300 are more similar to the definitions in NI 43-101 and the CIM Definitions Standard than were the Industry Guide 7 provisions due to the adoption in Subpart 1300 of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards, including the SEC now recognizing estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" and amending its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions, the definitions in Subpart 1300 still differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the SEC recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards.

For the above reasons, the mineral reserve and mineral resource estimates and related information in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(6) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, who is a qualified person as defined by NI 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company's qualified person as an external consultant.

(7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resource

(8) Rounding of values to the 000s may result in apparent discrepancies.

(9) Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflect both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflect only the Gold Hill deposit.

(10) Includes mineral resources and mineral reserves from the Puren deposit in which the Company holds a 65% interest; as well as mineral resources from the Catalina deposit, in which the Company holds a 50% interest.

(11) Mineral resources are exclusive of mineral reserves.

(12) Unless otherwise noted, the Company's mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,700 per ounce and a silver price of $21.30 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(13) The mineral resource estimates for Manh Choh assume a $1,600 per ounce gold price and a $22.00 per ounce silver price and are based on the 2022 Feasibility Study.

(14) The mineral resource estimates for Lobo Marte assume a $1,600 per ounce gold price and are based on the 2021 Feasibility Study.

(15) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

Mineral Reserve and Mineral Resource Definitions

A '**Mineral Resource**' is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An '**Indicated Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A '**Measured Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A '**Mineral Reserve**' is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A '**Probable Mineral Reserve**' is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A '**Proven Mineral Reserve**' is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Summarized Five-Year Review

(in millions, except ounces, per share amounts and per ounce amounts)	**2022**	2021	2020[3]	2019[3]	2018[3]
Operating results					
Attributable production (Au eq. oz.)[1,2]	2,200,247	2,067,549	2,366,648	2,507,659	2,452,398
Total and attributable production from continuing operations (Au eq. oz.)[2,3]	1,957,237	1,447,240	2,383,307	2,527,788	2,475,068
Financial Highlights from Continuing Operations[3]					
Metal sales	$ 3,455.1	$ 2,599.6	$ 4,213.4	$ 3,497.3	$ 3,212.6
Production cost of sales from continuing operations per equivalent ounce sold[*†2,4]	$ 937.0	$ 842.0	$ 726.0	$ 708.0	$ 735.0
Attributable all-in sustaining cost from continuing operations per equivalent ounce sold[*2,5,6]	$ 1,271.0	$ 1,244.0	$ 987.0	$ 983.0	$ 965.0
Net earnings (loss) from continuing operations attributable to common shareholders	$ 31.9	$ (29.9)	$ 1,342.4	$ 718.6	$ (23.6)
Adjusted net earnings from continuing operations attributable to common shareholders[*5]	$ 283.1	$ 210.8	$ 966.8	$ 422.9	$ 128.1
Net cash flow of continuing operations provided from operating activities	$ 1,002.5	$ 695.1	$ 1,957.6	$ 1,224.9	$ 788.7
Adjusted operating cash flow from continuing operations[*5]	$ 1,256.5	$ 932.1	$ 1,912.7	$ 1,201.5	$ 874.2
Capital expenditures from continuing operations[7]	$ 764.2	$ 821.7	$ 916.1	$ 1,060.2	$ 1,005.2
Free cash flow from continuing operations[*5]	$ 238.3	$ (126.6)	$ 1,041.5	$ 164.7	$ (216.5)
Financial position					
Cash and cash equivalents	$ 418.1	$ 531.5	$ 1,210.9	$ 575.1	$ 349.0
Total assets	$ 10,396.4	$ 10,428.1	$ 10,933.2	$ 9,076.0	$ 8,063.8
Long-term debt and credit facilities (including current portion)	$ 2,592.9	$ 1,629.9	$ 1,923.9	$ 1,837.4	$ 1,735.0
Common shareholders' equity	$ 5,823.7	$ 6,580.9	$ 6,596.5	$ 5,318.5	$ 4,506.7
Per share data[3]					
Basic net earnings (loss) per share from continuing operations attributable to common shareholders	$ 0.02	$ (0.02)	$ 1.07	$ 0.57	$ (0.02)
Adjusted net earnings from continuing operations per share[*5]	$ 0.22	$ 0.17	$ 0.77	$ 0.34	$ 0.10
Market[3]					
Average realized gold price per ounce from continuing operations[†8]	$ 1,793	$ 1,797	$ 1,774	$ 1,392	$ 1,268

2022 Kinross Share Trading Data

	High	Low
TSX (Cdn dollars)		
First Quarter	$ 7.61	$ 6.32
Second Quarter	$ 7.99	$ 4.57
Third Quarter	$ 5.30	$ 3.92
Fourth Quarter	$ 6.07	$ 4.55
NYSE (U.S. dollars)		
First Quarter	$ 6.00	$ 5.00
Second Quarter	$ 6.34	$ 3.55
Third Quarter	$ 3.85	$ 3.00
Fourth Quarter	$ 4.49	$ 3.30

** These figures are non-GAAP financial measures or ratios, as applicable. Figures with "†" are supplementary measures. Refer to Endotes on page 63 for further details.*

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Report. Forward-looking statements contained in this Annual Report , include, but are not limited to, those under the headings (or headings that include) "Letter to Shareholders", "Performance Highlights", "2022 ESG Highlights" as well as statements with respect to our forecast for future production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and free cash flow; the declaration, payment and sustainability of the Company's dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the Company's liquidity and liquidity outlook; the schedules and budgets for the Company's development projects; the Company's greenhouse gas emissions reduction targets; budgets for and future prospects for exploration, development and operation at the Company's operations and projects, including the Great Bear project, ramp-up at La Coipa, the Tasiast 24k project, Manh Choh and the Tasiast solar project; the identification of future mineral resources, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words "advance", "believe", "continue", "estimates", "expects", "focus", "forecast", "guidance", "on schedule", "on track", "opportunity" "outlook", "plan", "potential", "priority", "prospect", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report , which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2022, and the Annual Information Form dated March 31, 2022 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company's operations and development projects being consistent with Kinross' current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company's expectations; and the successful completion of exploration consistent with the Company's expectations at the Company's projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross' current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and preliminary economic assessments, pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross' current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company's expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross' analysis thereof being consistent with expectations (including but not limited to

ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company's current and future mining operations, and the Company's internal models; (10) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross' expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross' current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company's current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as COVID-19; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation's expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company's financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained share repurchases and dividend payments; (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company's expectations; (20) the Company's estimates regarding the timing of completion of the Tasiast 24k project; and (21) that deferred payments in respect of the Russia or Ghana divestitures will be paid and, in the event any deferred payment is not paid, the applicable security packages will be realized and enforceable in a manner consistent with the Company's expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Analysis" section of our MD&A for the year ended December 31, 2022, and the "Risk Factors" set forth in the Company's Annual Information Form dated March 31, 2022 and the "Cautionary Statement on Forward-Looking Information" in our news release dated February 15, 2023. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

- *A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold.[9]*

- *Specific to the Brazilian real and Chilean peso, a 10% change in these exchange rates would be expected to result in impacts of approximately $30 and $50 on Brazilian and Chilean production cost of sales per equivalent ounce sold, respectively.*

- *A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on production cost of sales per equivalent ounce sold.*

- *A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.*

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this Annual Report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this Annual Report has been prepared under the supervision of Mr. John Sims who is a "qualified person" within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company's qualified person as an external consultant.

Endnotes

1 Attributable production includes results from the Kupol, Dvoinoye and Chirano mines up to their disposal. "Attributable gold equivalent ounces" includes Kinross' share of Chirano (90%) production.

2 "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2022 was 82.90:1 (2021 – 71.51:1, 2020 – 86.32:1, 2019 – 85.99:1 and 2018 – 80.74:1).

3 On June 15, 2022, the Company announced that it had completed the sale of its Russian operations, which includes the Kupol and Dvoinoye mines and the Udinsk project. On August 10, 2022, the Company announced that it had completed the sale of its Chirano mine in Ghana. Results for the years ended December 31, 2022 and 2021 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued as at December 31, 2022. Results for the years ended December 31, 2020, 2019 and 2018 are from total operations and include results from the Company's Chirano and Russian operations. Accordingly, results for 2020, 2019 and 2018 may not be comparable.

4 "Production cost of sales from continuing operations per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.

5 Attributable all-in sustaining cost from continuing operations per equivalent ounce sold, adjusted net earnings from continuing operations attributable to common shareholders, adjusted operating cash flow from continuing operations, free cash flow from continuing operations and adjusted net earnings from continuing operations per share are non-GAAP financial measures, or ratios, as applicable, and have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For the definition and reconciliation of these non-GAAP financial measures and ratios for the years ended December 31, 2022, 2021, 2020, 2019 and 2018, please refer to, as applicable, Section 11 – Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2022, which section is included in this Annual Report, and the year ended December 31, 2019, which section is incorporated by reference herein and as filed on the Company's website at www.kinross.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

6 "Attributable" includes Kinross' share of Chirano (90%) production and costs, for the years ended December 31, 2020, 2019 and 2018.

7 "Capital expenditures from continuing operations" for the years ended December 31, 2022, 2021, 2020 and 2019 are as reported as "Additions to property, plant and equipment" on the consolidated statements of cash flows and exclude "Interest paid capitalized to property, plant and equipment". "Capital expenditures" for the year ended December 31, 2018 is calculated as $1,043.4 million of "Additions to property, plant and equipment", as reported on the consolidated statements of cash flows, less $38.2 million of capitalized interest paid, as reported.

8 "Average realized gold price per ounce from continuing operations" is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.

9 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

Corporate Information

Corporate Information

Transfer Agent and Registrar
Computershare Investor Services Inc.
Toronto, Ontario, Canada
Toll-free: 1-800-564-6253

Proxy Solicitation Agent
Kingsdale Proxy Advisors
Toronto, Ontario, Canada

Annual Meeting of Shareholders
Date: Wednesday, May 10, 2023
Time: 10:00 a.m. EDT
Virtual via live webcast at:
web.lumiagm.com/417158950
Meeting ID: 417-158-950
Password: kinross2023

Legal Counsel
Osler, Hoskin & Harcourt LLP
Toronto, Ontario, Canada

Sullivan & Cromwell LLP
New York, New York, United States

Auditors
KPMG LLP
Toronto, Ontario, Canada

Contact Information

General
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario, Canada M5J 2V5
Website: Kinross.com
Telephone: 416-365-5123
Toll-free: 1-866-561-3636
Email: info@kinross.com

Investor Relations
Chris Lichtenheldt, Vice-President,
Investor Relations
Telephone: 647-821-1736
Email: chris.lichtenheldt@kinross.com

Media Relations
Victoria Barrington, Senior Director,
Corporate Communications
Telephone: 647-788-4153
Email: victoria.barrington@kinross.com

ESG
Michal Kowalczyk, Vice-President,
ESG Strategy
Telephone: 647-788-4150
Email: michal.kowalczyk@kinross.com

Shareholder Inquiries
Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
Toll-free: 1-800-564-6253
Toll-free facsimile: 1-888-453-0330

Publications

To obtain copies of Kinross'
publications, please visit our
corporate website at Kinross.com,
contact us by email at
info@kinross.com
or call 1-866-561-3636.

Environmental, Social and Governance Report

Kinross provides a transparent
account of its corporate
responsibility performance annually.
We publish a comprehensive Global
Reporting Initiative Report, which is
also mapped against the IFRS SASB
Metal and Mining Standards.

Read our 2022 ESG Report at
kinross.com.



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KINROSS

KINROSS GOLD CORPORATION
25 York Street, 17th Floor
Toronto, Ontario M5J 2V5
Canada

